AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2014

Registration No. 333-196914

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Independence Contract Drilling, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1381	37-1653648
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11601 North Galayda Street

Houston, Texas 77086

(281) 598-1230

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Philip A. Choyce

Senior Vice President and Chief Financial Officer

11601 North Galayda Street

Houston, Texas 77086

(281) 598-1230

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Buck	J. Michael Chambers
Melinda Brunger	David J. Miller
Andrews Kurth LLP 600 Travis Street Suite 4200 Houston, Texas 77002	Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities described herein and we are not soliciting offers to buy such securities in any state where such offer or sale is not permitted.

PROSPECTUS

(Subject to Completion) Issued July 31, 2014

10,000,000 Shares

Common Stock

Independence Contract Drilling, Inc. is offering 10,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ICD,” subject to official notice of issuance.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

(1)	We refer you to “Underwriters (Conflicts of Interest)” beginning on page 105 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to 1,500,000 additional shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state regulators have not approved or disapproved of the securities described herein, or determined if the information contained in this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about                 , 2014 through the book-entry facilities of The Depository Trust Company.

Morgan Stanley	RBC Capital Markets	Tudor, Pickering, Holt & Co.

Canaccord Genuity	Capital One Securities	Cowen and Company

FBR	IBERIA Capital Partners L.L.C.	Johnson Rice & Company L.L.C.

                    , 2014

INDEPENDENCE CONTRACT DRILLING

INDEPENDENCE CONTRACT DRILLING

Pure Play, Growth Oriented, Premium Land Driller

# of Rigs (1)
25
20
15
10
5
0
~44% CAGR
2012
2013
2014E
2015E

Highly Active Blue Chip Customer Base in the Permian Basin

ICD's Customers (2)
Anadarko Acreage
Apache Acreage
Concho Acreage
Laredo Acreage
Parsley Acreage
Pioneer Acreage
Rosetta Acreage
Delaware Basin
Central Basin
Midland Basin
Operating ICD Rig

Notes

1. Based on actual rigs operating and under construction at end of period and planned construction in 2015
2. Comprises ICD's existing and recent customer base

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or to the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Until                     , 2014 (25 days after the commencement of our initial public offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including the information included under the headings “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the notes to those financial statements appearing elsewhere in this prospectus. Unless otherwise indicated, all numbers of shares and per share amounts give effect to a 1.57-for-1 stock split in the form of a stock dividend on July 24, 2014. The information presented in this prospectus, unless otherwise indicated, assumes that the underwriters do not exercise their option to purchase additional shares of common stock.

Except as expressly stated or the context otherwise requires, the terms “we,” “us,” “our,” the “company,” “Successor” and “ICD” refer to Independence Contract Drilling, Inc., and the terms “GES,” “Predecessor” or “our predecessor” refer to Global Energy Services Operating, LLC. We currently have no subsidiaries.

This prospectus includes certain terms commonly used in the oil and natural gas drilling industry, which are defined elsewhere in Annex A to this prospectus.

Our Company

We provide land-based contract drilling services for oil and natural gas producers targeting unconventional resource plays in the United States. We construct, own and operate a premium fleet comprised entirely of newly constructed, technologically advanced, custom designed ShaleDriller™ rigs that are specifically engineered and designed to optimize the development of our customers’ most technically demanding oil and gas properties. All of our operating rigs are currently drilling in the Permian Basin, but our rigs have previously operated in the Mid-Continent region and Eagle Ford Shale. We are focused on creating stockholder and customer value through our commitment to operational excellence and our focus on safety. We believe that we are strategically positioned to take advantage of the ongoing land-rig replacement cycle as the industry upgrades legacy fleets with premium rigs. We believe we will be able to expand our fleet and grow our business due to the shortage of the type of premium rigs and drilling services that we provide.

Our standardized fleet currently consists of eleven premium rigs. Of these eleven rigs, two are currently under construction and scheduled for completion in August and November of 2014, and one is being upgraded with an integrated multi-directional walking system scheduled for completion in October 2014. After this upgrade, nine of our eleven rigs will contain our integrated multi-directional walking system that is specifically designed to optimize pad drilling for our customers. We also have the option to upgrade our two non-walking rigs after completion of their existing contracts in 2015. Every ShaleDriller™ rig in our fleet is a 1500-hp, AC programmable rig (“AC rig”) designed to be fast-moving between drilling sites and is equipped with top drives, automated tubular handling systems and blowout preventer (“BOP”) handling systems. Nine of our eleven rigs are equipped with bi-fuel capabilities (they operate on either diesel or a natural gas-diesel blend). We currently intend to use a portion of the net proceeds from this offering and available borrowing capacity under our revolving credit facility to fund the construction of up to seven additional rigs for completion in 2015.

Our first rig began drilling in May 2012 and since that time, we have averaged 96% utilization. All of our operating rigs have been contracted prior to the completion of construction, and every rig has been constructed and commenced drilling operations in accordance with our customers’ delivery requirements. All of our eleven premium rigs are currently under contract with customers, and seven of our operating rigs are currently working under contracts that represent repeat business in which our customer has either renewed the contract or contracted a second rig. Although our ShaleDriller™ rig is capable of drilling in virtually any onshore area in the U.S., we currently focus our operations on unconventional resource plays located in geographic regions that we can efficiently support from our Houston, Texas facilities in order to maximize economies of scale.

We believe our fleet standardization gives us several benefits, including:

•	Consistent branding to customers, who can quickly understand the capabilities of our premium rigs rather than analyzing individual rig specifications within a non-uniform fleet;

•	More efficient crew training, improved safety and increased flexibility for crew deployment, as most tasks and skills are transferable across the entire fleet; and

•	Savings from lower maintenance spending, smaller inventories of spare items and reduced parts procurement costs due to interchangeability of assets among rigs.

Our rigs are designed to optimize drilling results in challenging geological environments and incorporate features that improve safety, increase efficiency and reduce environmental impacts. In addition to the top drives and automated tubular handling systems with which all of our rigs are equipped, we believe the following designs and features maximize the value proposition of our ShaleDriller™ rig to our customers and will increase our ability to realize higher dayrates and utilization across industry cycles:

•	AC Programmable. AC rigs use a variable frequency drive that allows precise computer control of motor speed during operations. This greater control of motor speed provides more precise drilling of the wellbore. Among other attributes, when compared to electrical silicon-controlled rectifier (“SCR”) rigs and mechanical rigs, AC rigs are electrically more efficient, produce consistent torque, utilize regenerative braking, and have digital controls and AC motors that require less maintenance. AC rigs allow our customers to drill faster, which, in general, eliminates reservoir permeability damage, and to drill wellbores that more precisely track planned trajectories without doglegs. This, in turn, minimizes open hole time and enables our customers to more effectively and efficiently run casing, cement and successfully complete their wells.

•	Pad Optimized, Multi-Directional Walking System. Our multi-directional walking system is engineered and designed as an integrated part of our ShaleDriller™ rig’s substructure to optimize pad drilling economics for our customers. Pad drilling involves the drilling of multiple wells from a single location, which provides benefits to the E&P company in the form of cost savings and accelerated cash flows. Our walking system allows our rigs to move in any direction quickly between wellheads, rapidly and efficiently adjust to misaligned wellbores, walk over raised wellheads, and increase operational safety due to fewer required rig up and rig down movements. We believe the advanced features of this walking system have enabled us to achieve higher premium dayrates and utilization.

•	Bi-Fuel Capable. Nine of our eleven ShaleDriller™ rigs are bi-fuel capable. Bi-fuel operations can offer a reduction in carbon emissions and provide significant fuel cost savings for our customers.

•	Efficient Mobilization Between Drilling Sites. A rig that can rapidly move between drilling sites has become increasingly desired by, and impactful to, E&P companies because it reduces cycle times allowing them to drill more wells in the same period of time. In addition to being specifically designed for moving between wells on a pad, our ShaleDriller™ rig is designed to move rapidly on conventional rig moves between drilling sites. Our custom designed substructure moves in a single semi-trailer load and allows for automated and rapid rig up and rig down without the use of cranes. This significantly reduces overall move time compared to a traditional substructure design, provides cost savings to our customers, and enables a safer rig up and rig down process.

•	1500-hp Drawworks. All of our rigs are powered with 1500-hp drawworks, which we believe are well suited for the development of the vast majority of our customers’ unconventional resource assets. Compared to a 1000-hp or smaller rig, a 1500-hp rig has superior capability to handle extended drill strength lengths required to drill long horizontal wells, which are becoming more common in our markets.

•	BOP Handling Systems. Our BOP handling system allows precise control and positioning of the BOP stack via remote control and removes the handling of the BOP stack from the critical path of well operations. BOP handling systems also enable the drilling rig to walk from well to well by suspending the BOP stack from the substructure. BOP handling systems provide a safer and more efficient BOP handling operation when compared to conventional methods, which require lifting of the BOP by third party rental equipment or through use of the rig’s traveling block.

We have assembled what we believe is a highly motivated and experienced senior management and operational team with the goal of providing the maximum value proposition to our customers through a focus on safety and operational excellence. Members of our executive management and senior operational team bring an average of over 25 years of experience in the energy sector. As of June 30, 2014, our rigs were operated by field and rig-level managers with an average of over 16 years of experience.

Industry Trends

Due to advances in drilling and completion techniques as well as favorable commodity prices, many E&P companies continue to invest substantial amounts of capital into onshore unconventional resource plays. As a result, land-based contract drilling providers have entered into a replacement cycle directed at replacing legacy SCR and mechanical rigs with premium rigs capable of meeting the increasing well complexity requirements of E&P companies. We believe the following industry trends have created a shortage of premium rigs and ongoing demand for our premium land-based contract drilling services:

•	Continued increases in horizontal drilling activity;

•	Shift to developmental drilling;

•	Increased use of pad drilling;

•	Shift to longer lateral lengths; and

•	Significant investments by customers demanding operational efficiency and safety.

Our Competitive Strengths

We believe the following competitive strengths allow us to provide our customers with an optimal value proposition:

Premium Rig Fleet with 100% High-Specification Rigs. We operate one of the newest, most technologically advanced fleets in the industry based on the percentage of our fleet meeting the specifications discussed below. All of our rigs are fast-moving, 1500-hp AC rigs. Our ShaleDriller™ rigs are capable of drilling long laterals at significant depths more quickly, safely and efficiently when compared to legacy SCR and mechanical rigs. Our rigs have drilled some of the longest horizontal wells to date in the Permian Basin, including a well with a lateral section in excess of 13,980 feet. Nine of our eleven rigs are equipped with, or being upgraded with, multi-directional walking systems capable of drilling on our customers’ most challenging pad drilling applications. We have the option to upgrade our two non-walking rigs upon completion of their existing term contracts in 2015. Utilizing the ShaleDriller’s™ multi-directional walking system, operators can complete one well, move to the next well location on a pad, and begin drilling in less than three hours. Our ShaleDriller™ rigs have successfully enabled batch drilling, and one is currently drilling on a pad designed for more than 40 wells where it has walked over 300 feet between wells. Nine of our eleven rigs are bi-fuel capable, and our two non-bi-fuel rigs can be rapidly converted to meet customer requirements. We believe a shortage remains of high-specification, AC programmable land drilling rigs like the ShaleDriller™ needed to develop unconventional resources efficiently. Since we began operations, our rig fleet has experienced overall fleet utilization of 96%, and our multi-directional walking rigs have experienced overall utilization exceeding 99%. We believe our fleet profile allows us to command premium dayrates and maintain higher fleet utilization compared to our competitors with legacy SCR and mechanical rigs, even during periods of reduced demand.

Scalable and Cost Effective Rig Construction Process. We designed our ShaleDriller™ rig to meet the most challenging technical needs of our customers, and we oversee all aspects of its construction and branding. We construct our rigs utilizing a network, modular manufacturing process. We select key outside vendors who manufacture major components and subassemblies of our rigs to our engineering designs and specifications, with oversight by our quality assurance and control staff. Our drilling crews are intimately involved in our rig construction process. The drilling crew that will operate the rig assembles, tests and commissions the rig, rigs it down and moves with the rig to its initial drilling operation. We believe our rig construction approach provides us with several key advantages including:

•	Control over our ShaleDriller™ brand, including control over all design and equipment changes;

•	Increased operational performance due to the seamless transition of our drilling rigs from construction to drilling;

•	Enhanced crew training and reinforcement of our culture of personal performance, accountability and teamwork as the rig crews acquire valuable knowledge of our ShaleDriller™ rig throughout the rig construction process;

•	The ability to stop or accelerate rig construction operations in response to market conditions without excessive financial or operational stress on us; and

•	Significant savings compared to costs associated with purchasing, commissioning and fully outfitting a rig from a third-party manufacturer.

Strong Presence in Liquids-Rich Basins. All of our rigs are currently operating in the Permian Basin, which we believe provides the ideal “anchor” basin from which we can successfully grow and expand into other geographical areas. We have also operated in the Mid-Continent region and Eagle Ford Shale. We currently focus on these markets because they provide attractive economics for E&P companies, and we can support these operations logistically from our facilities in Houston, Texas. Each of these regions is experiencing growing demand for the type of premium drilling services that we provide through our technologically advanced fleet. We view the Permian Basin as an ideal “anchor” basin because of its existing infrastructure and high oil and liquids-rich natural gas content among multiple horizontal target horizons, or stacked formations, and the trend by Permian operators towards increased utilization of horizontal drilling techniques and pad drilling. We believe this production environment and the basin’s ongoing transition from SCR and mechanical rigs to more advanced and efficient rigs provides excellent growth opportunities for the utilization of our pad-optimized ShaleDriller™ rig.

Management Experience and Industry Relationships. Our management team brings a successful track record of starting and building profitable drilling, oilfield services and equipment manufacturing businesses, managing high-growth public companies, and executing successful growth and acquisition strategies. We believe this management experience and related industry relationships have provided us with credibility to targeted E&P customers with significant investments and activity in our target markets. All of our eleven premium rigs are currently under contract with customers, and seven of our operating rigs are currently working under contracts that represent repeat business in which our customer has either renewed the contract or contracted a second rig.

Strong Balance Sheet with Financial Flexibility. As of March 31, 2014, on an as adjusted basis after giving effect to this offering and use of proceeds, we would have cash on hand of approximately $102.5 million and $78.8 million in availability under our $125 million revolving credit facility. We believe the cash on our balance sheet, cash flows from operations and borrowing capacity under our revolving credit facility will be sufficient to fund our near-term growth plan and construct up to seven additional rigs for completion during 2015.

Culture of Ownership Focused on Operational Excellence and Safety. We believe that we have assembled a highly motivated, experienced team of skilled employees with a focus on safety and operational excellence. We believe our rig crews value the opportunity to work for a fast-growing premium contract driller under experienced leadership with new, modern drilling equipment. Our training encourages our rig crews to take ownership of their rigs beginning with their involvement in the construction process. We believe their in-depth knowledge of the rig and its capabilities allows them to immediately deliver superior value for our customers as soon as the rig begins operations in the field.

Our Business Strategy

Our principal business objectives are to profitably grow our business and increase stockholder value. We expect to achieve these objectives through the following strategies:

Continuing to Focus on Safety and Operational Efficiency. Our incentive compensation programs are designed to directly align all levels of our operations with our strategic goal of providing the highest level of service through a focus on safety and operational efficiency while maintaining a cost effective operating structure. We believe we are one of only a few land drilling contractors who have implemented a safety management system compliant with the U.S. Bureau of Safety and Environmental Enforcement’s SEMS II workplace safety rules. These workplace rules are independently developed standards applicable to offshore oil and natural gas operations in U.S. federal waters, which we believe also provide enhanced safety practices for our onshore activities. In addition, we have implemented proven training programs to enhance competency and prepare for future workforce needs. We intend to maintain and enhance our organizational culture to promote a safer work environment, and to maximize operational performance and value for our customers.

Capitalizing on Growth in Developmental Drilling in Unconventional Resource Plays. We intend to continue to focus our services in demanding unconventional resource plays with what we view as long-term development potential, where we believe our ShaleDriller™ rig and operating strategy will provide superior returns. Due to advances in drilling and completion technologies as well as favorable commodity prices, E&P companies continue to invest significant capital into onshore unconventional resource plays, which are economically more attractive relative to other domestic and international oil and natural gas opportunities. Our premium rigs’ features are specifically designed to efficiently and economically address the technical challenges posed by these and other resource plays where horizontal drilling is utilized.

Accelerating Expansion of our New-Build Rig Fleet. We believe that we are strategically positioned to take advantage of the shortage in our target markets of the type of premium rigs and contract drilling services we provide. Utilizing a portion of the proceeds from this offering, operating cash flow and borrowing capacity under our revolving credit facility, we intend to accelerate the expansion of our ShaleDriller™ rig fleet by constructing up to an additional seven rigs equipped with multi-directional walking systems for completion during 2015. Compared to our competitors, we have one of the newest, most advanced drilling fleets in our industry, and we do not own or operate any legacy drilling equipment. As a result, our advanced new-build rigs do not require costly upgrades to meet increasing customer demands in unconventional resource plays. Unlike our competitors with legacy SCR and mechanical rigs, we are not experiencing technical disruptions from the roll-out of new rigs with advanced features that we believe are reducing the utilization and profitability of legacy rigs.

Expanding Customer Relationships. We target customers who have significant investments in our target markets, who value safe and efficient operations and who have the financial stability to drill through industry cycles and enter into long-term relationships with us. We believe there is significant opportunity to gain market share by providing our customers with superior service and advanced rig capabilities. We seek to deliver the best value to our customers through our dual focus on safety and operating efficiencies. Our existing and recent customer base includes high quality, well-known operators such as Anadarko Petroleum Corporation, Apache Corporation, BOPCO, L.P., COG Operating, LLC, a subsidiary of Concho Resources Inc., Laredo Petroleum, Inc., Newfield Exploration Company, Pioneer Natural Resources USA, Inc. and Rosetta Resources Operating,

L.P. We will seek to diversify our customer base while maintaining strong relationships with existing top-tier customers in our target markets. We seek to balance the goals of maximizing the length of our customer contracts to provide stability and visibility into our future revenues, on the one hand, and seeking to balance our desire to maximize dayrates for our advanced rig fleet, on the other hand.

Predecessor and Corporate History

We were incorporated in November 2011 but did not have meaningful operations until March 2012. In March 2012, we acquired substantially all of the rig manufacturing and related field service assets and intellectual property (the “GES assets”) of Global Energy Services Operating, LLC (“GES”), including GES’ Houston-based manufacturing facility (the “Houston Facility”), which we currently use to construct our rig fleet. The Houston Facility is located on 14.6 acres in northwest Houston. The rig intellectual property acquired by us included the detailed rig designs, drawings and technical expertise associated with the engineering and construction of an established, fast-moving AC rig, which formed the basis for the design of our multi-directional walking ShaleDriller™ rig. We also hired substantially all of GES’ employees dedicated to the acquired operations. We believe this acquisition provided us with the necessary infrastructure and asset platform required to accelerate the introduction of our ShaleDriller™ rig into our target markets and secure initial contracts with key customers. In exchange for the GES assets, we issued approximately 1.6 million shares of our common stock and a warrant to purchase approximately 2.2 million shares of our common stock (the “GES Warrant”), and we assumed approximately $2.1 million of long-term indebtedness from GES. Because we had only limited operations before the GES acquisition and we succeeded to substantially all of the ongoing operations of GES, GES is considered our predecessor for accounting purposes.

Contemporaneously with the acquisition of the GES assets, we acquired cash balances and two drilling contracts from an affiliate, Independence Contract Drilling LLC (referred to as “RigAssetCo”) in exchange for approximately 2.4 million shares of our common stock. As a condition to the completion of these two transactions, we also closed a private placement of shares of our common stock resulting in net proceeds to us of $98.4 million. We used the net proceeds of the private placement primarily to continue the construction of our ShaleDriller™ rig fleet and expansion of our operating capacity, and to repay the indebtedness assumed from GES. We refer to the GES and RigAssetCo transactions, together with the private placement of common stock, collectively as the “GES Transaction.”

Risk Factors

An investment in our common stock involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our common stock. If any of the following events occur, our business, results of operations, financial condition and ability to timely and successfully implement our growth strategy (including planned rig construction) may be materially adversely affected. In that event, the value of our securities could decline, and you could lose all or part of your investment.

•	We derive all our revenues from companies in the oil and gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility in oil and gas prices.

•	Our limited operating history and growth of our business make it difficult to evaluate our business.

•	We cannot assure you that we will timely complete the construction of our planned additional rigs in 2014 and 2015. A significant delay in the completion of their construction could materially and adversely affect our ability to execute our growth strategy.

•	Our growth strategy will likely require that we commit to the construction of new drilling rigs prior to securing an executed contract for its use. The inability to secure drilling contracts for our new rigs promptly following the completion of their construction could materially and adversely affect our financial condition.

•	Any loss of large customers could have a material adverse effect on our financial condition and results of operations.

•	Six of our current drilling contracts are scheduled to terminate in 2015. We cannot assure you that each of our existing contracts will be renewed with existing customers at favorable pricing, or if terminated, that we will be able to immediately secure a new contract with a new customer.

•	Our operations involve operating hazards, which if not insured or indemnified against, could adversely affect our results of operations and financial condition.

•	We operate in a highly competitive, fragmented industry in which price competition could reduce our profitability.

•	We face competition from many competitors with greater resources and greater ability to rapidly respond to changing customer requirements.

•	New technology may cause our drilling methods or equipment to become less competitive.

•	Reduced demand for or excess capacity of drilling services could adversely affect our profitability.

•	We depend on the services of key executives, the loss of whom could materially harm our business.

•	We depend on a limited number of vendors, some of which are thinly capitalized and the loss of any of which could disrupt our operations.

•	Federal and state legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and natural gas wells that may reduce demand for our activities and could adversely affect our financial position, results of operations and cash flows.

For a discussion of these risks and other considerations that could negatively affect us, including risks related to this offering and our common stock, see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we are not required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	provide audited financial statements and related management’s discussion and analysis of financial condition and results of operations for periods preceding those contained in this prospectus;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

•	the date on which we become a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which generally requires more than $700 million in market value of our common units held by non-affiliates as of June 30 of the year such determination is made;

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

We may choose to take advantage of some but not all of these reduced obligations. We have availed ourselves of the reduced reporting obligations with respect to financial statements, selected financial data, management’s discussion and analysis of financial condition and results of operations and executive compensation disclosure in this prospectus and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different than information provided by other public companies in which you hold equity interests.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 11601 North Galayda Street, Houston, Texas 77086, and our telephone number at that address is (281) 598-1230. Our website address is www.icdrilling.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”) available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on, or otherwise accessible through, our website or any other website does not constitute a part of this prospectus.

The Offering

Common stock offered by us	10,000,000 shares.

Common stock to be outstanding after our initial public offering(1)	22,733,220 shares (or 24,233,220 shares, if the underwriters exercise in full the over-allotment option).

Over-allotment option offered by us	1,500,000 shares.

Use of proceeds	We expect to receive approximately $137.5 million of net proceeds from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use a portion of the net proceeds from this offering to repay outstanding amounts under our existing revolving credit facility. The remaining net proceeds will be used to finance the construction of additional drilling rigs and for working capital and general corporate purposes. Please read “Use of Proceeds.”

Conflicts of Interest

A portion of the net proceeds from this offering will be used to repay borrowings under our revolving credit facility. Because affiliates of Morgan Stanley & Co. LLC and Capital One Securities, Inc. are lenders under our revolving credit facility and will each receive 5% or more of the net proceeds of this offering due to such repayment, each of Morgan Stanley & Co. LLC and Capital One Securities, Inc. are deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). As a result, this offering will be conducted in accordance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of and has exercised the standards of “due diligence” with respect to the registration statement and this prospectus. RBC Capital Markets, LLC has agreed to act as qualified independent underwriter for the offering and to undertake legal responsibilities and liabilities, of an underwriter under the Securities Act specifically including those inherent in Section 11 of the Securities Act. See “Use of Proceeds” and “Underwriters (Conflicts of Interest).”

Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, our revolving credit facility places restrictions on our ability to pay cash dividends. Please read “Dividend Policy.”

Directed share program	The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors, director nominees, business associates and related persons who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “Underwriters (Conflicts of Interest).”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 14 and all other information set forth in this prospectus before deciding to invest in our common stock.

Listing and trading symbol	Our shares of common stock have been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “ICD,” subject to official notice of issuance.

(1) The common stock to be outstanding after our initial public offering includes 335,320 shares of restricted common stock based on an assumed initial offering price equal to the midpoint of the price range presented on the cover page of this prospectus with an aggregate value of $5,029,800 to be issued by us to our officers and directors upon the consummation of this offering. The outstanding shares of common stock above excludes (a) 2,198,000 shares of common stock issuable upon the exercise of an outstanding warrant held by GES and (b) 2,841,575 shares of common stock reserved for issuance but unissued under our equity incentive plan, including options to purchase 963,196 shares of common stock issued thereunder and shares of common stock issuable upon grants pursuant to performance-based awards with an aggregate target value of $3,353,200 over a three-year performance period.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of our common stock.

Summary Historical Financial Data

The following tables summarize our historical financial data. We have derived our summary historical financial data as of and for the three months ended March 31, 2014 and March 31, 2013 from our unaudited financial statements included elsewhere in this prospectus, and as of and for the years ended December 31, 2013 and December 31, 2012 from our audited financial statements included elsewhere in this prospectus. Prior to completion of the GES Transaction on March 2, 2012, we did not have meaningful operations. We have derived the summary historical financial data of GES, our predecessor, for the period from January 1, 2012 through March 1, 2012 from their audited financial statement included elsewhere in this prospectus. Our predecessor’s line of business was substantially different from ours, and you should not evaluate our results based on our predecessor, or consider our results and those of our predecessor on a combined basis. Our historical results are not necessarily indicative of the results that we may achieve in the future. The following summary other financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	Successor
	Independence Contract Drilling, Inc.
	Three Months Ended		Year Ended		Predecessor
	March 31, 2014	March 31, 2013	December 31, 2013	December 31, 2012	January 1, 2012 through March 1, 2012
	(dollars in thousands, except operating data)
Statement of operations data(1):
Revenues	$13,549	$8,257	$42,786	$15,123	$7,698
Operating costs	8,777	5,937	28,401	15,400	6,973
Selling, general and administrative	2,094	2,098	8,911	7,813	1,383
Depreciation and amortization	3,416	2,125	10,186	5,904	92
Asset impairment(2)	4,650	—	—	—	—
Gain on disposition of assets	(189)	(41)	(55)	—	—

Total cost and expenses	18,748	10,119	47,443	29,117	8,448

Operating loss	(5,199)	(1,862)	(4,657)	(13,994)	(750)
Interest expense, net	(394)	—	(257)	(10)	(15)
Loss on forgiveness of related party balances(3)	—	—	—	—	(6,063)
Gain (loss) on warrant derivative(4)	3	(433)	1,035	3,655	—

Loss before income taxes	(5,590)	(2,295)	(3,879)	(10,349)	(6,828)
Income tax benefit	(1,885)	(599)	(1,882)	(5,401)	(2,149)

Net loss	$(3,705)	$(1,696)	$(1,997)	$(4,948)	$(4,679)

Cash flow data:
Net cash provided by (used in) operating activities	$(4,737)	$1,536	$5,997	$(8,337)	$(3,857)
Net cash used in investing activities	(11,968)	(14,150)	(59,273)	(49,743)	(18)
Net cash provided by (used in) financing activities	17,086	(37)	18,599	95,486	(25)
Balance sheet data:
Total assets	$202,346	$163,988	$184,968	$167,436
Long-term debt	38,097	—	19,780	—
Total liabilities	60,625	20,472	40,096	22,736
Total stockholders’ equity	$141,721	$143,516	144,872	144,700

Other financial and operating data:
Adjusted EBITDA(2)	$3,315	$683	$7,280	$(6,207)
Number of completed rigs (end of period)	6	4	7	4
Rig operating days	607	327	1,745	472
Average number of operating rigs	6.74	3.63	4.78	1.29
Rig utilization	100%	91%	96%	97%
Average revenue per operating day	$20,918	$22,740	$21,351	$19,528
Average cost per operating day	$12,697	$13,187	$12,632	$15,787
Average rig margin per operating day	$8,221	$9,553	$8,719	$3,740

(1)	There are no other components of comprehensive income or loss.
(2)	Adjusted EBITDA is a supplemental non-GAAP measure. Please read below under “—Non-GAAP Financial Measure.”

(2)	Represents asset impairment expense associated with damage sustained to the mast and other operating equipment of one of our non-walking rigs during the three months ended March 31, 2014. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013—Asset Impairment.”
(3)	Represents amounts owed to our predecessor by its affiliate that were forgiven in the GES Transaction.
(4)	Represents a gain associated with the decrease in estimated fair value of the warrant to purchase approximately 2.2 million shares issued to GES in the GES Transaction. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Historical Operating and Financial Results.”

Non-GAAP Financial Measure

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define “EBITDA” as earnings (or loss) before interest, taxes, depreciation, and amortization, and we define “Adjusted EBITDA” as EBITDA before stock-based compensation, gain/loss on warrant derivative liability and non-cash asset impairments. Adjusted EBITDA is not a measure of net income as determined by U.S. generally accepted accounting principles (“GAAP”).

Management believes Adjusted EBITDA is useful because it allows us and our stockholders to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income (loss) in calculating Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income (loss), the most closely comparable financial measure calculated in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as stock-based compensation and the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most closely comparable financial measure calculated in accordance with GAAP.

	Three Months Ended		Year Ended
	March 31, 2014	March 31, 2013	December 31, 2013	December 31, 2012

		(in thousands)
Net loss	$(3,705)	$(1,696)	$(1,997)	$(4,948)
Add back:
Income tax benefit	(1,885)	(599)	(1,882)	(5,401)
Interest expense, net	394	—	257	10
Depreciation and amortization	3,416	2,125	10,186	5,904

EBITDA	(1,780)	(170)	6,564	(4,435)
Stock-based compensation	448	420	1,751	1,883
(Gain) loss on warrant derivative liability	(3)	433	(1,035)	(3,655)
Non-cash asset impairment	4,650	—	—	—

Adjusted EBITDA	$3,315	$683	$7,280	$(6,207)

Recent Developments

During the three months ended June 30, 2014, we completed the construction of our ninth ShaleDriller™ rig, which spudded its initial well on June 9, 2014 under a multi-year contract. The following summarizes certain operating data during this three-month period:

Number of Completed Rigs (end of period)(1):	8
Rig Operating Days:	636
Average number of operating rigs:	6.99
Rig Utilization:	100%

(1)	Excludes one completed rig undergoing an upgrade to add our multi-directional walking system to the rig.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our common stock. If any of the following events occur, our business, results of operations, financial condition and ability to timely and successfully implement our growth strategy (including planned rig construction) may be materially adversely affected. In that event, the value of our securities could decline, and you could lose all or part of your investment.

Risks Relating to the Oil and Gas Industry

We derive all our revenues from companies in the oil and gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility in oil and gas prices.

As a provider of land-based contract drilling services, our business depends on the level of exploration and production activity by oil and gas companies operating in the U.S., and in particular, the regions where we actively market our contract drilling services. The oil and gas exploration and production industry is a historically cyclical industry characterized by significant changes in the levels of exploration and development activities. Oil and gas prices and market expectations of potential changes in those prices significantly affect the levels of those activities. Worldwide political, regulatory, economic, and military events as well as natural disasters have contributed to oil and gas price volatility and are likely to continue to do so in the future. Any prolonged reduction in the overall level of exploration and development activities in the U.S. and the regions where we market our contract drilling services, whether resulting from changes in oil and gas prices or otherwise, could materially and adversely affect us in many ways by negatively impacting:

•	our revenues, cash flows and profitability;

•	the fair market value of our drilling rig fleet and other assets;

•	our ability to obtain additional debt and equity capital required to implement our rig construction and growth strategy, and the cost of that capital; and

•	our ability to retain skilled rig personnel whom we need to implement our growth strategy.

Depending on the market prices of oil and gas, oil and gas exploration and production companies may cancel or curtail their drilling programs and may lower production spending on existing wells, thereby reducing demand for our services. Many factors beyond our control affect oil and gas prices, including, but not limited to:

•	the cost of exploring for, producing and delivering oil and gas;

•	the discovery and development rate of new oil and gas reserves, especially shale and other unconventional gas resources for which we market our rigs;

•	the rate of decline of existing and new oil and gas reserves;

•	available pipeline and other oil and gas transportation capacity;

•	the levels of oil and gas storage;

•	the ability of oil and gas exploration and production companies to raise capital;

•	economic conditions in the U.S. and elsewhere;

•	actions by the Organization of Petroleum Exporting Countries;

•	political instability in the Middle East and other major oil and gas producing regions;

•	governmental regulations, sanctions and trade restrictions, both domestic and foreign;

•	domestic and foreign tax policy;

•	weather conditions in the U.S.;

•	the pace adopted by foreign governments for the exploration, development and production of their national reserves;

•	the price of foreign imports of oil and gas;

•	the overall supply and demand for oil and gas; and

•	the development of alternate energy sources and the long-term effects of worldwide energy conservation measures.

Oil and natural gas prices have been volatile historically and, we believe, will continue to be so in the future. During 2009, oil and natural gas prices fell significantly below the levels seen in late 2008, and while oil prices have improved since 2009, natural gas prices have remained depressed. For example, the average closing price for the Cushing WTI Spot Oil Price for each calendar year since 2009 has ranged from $61.65/bbl to $97.91/bbl. The average closing price for the Henry Hub Natural Gas Spot Price for each calendar year since 2009 has ranged from $2.75/mcf to $4.48/mcf. Future declines and volatility in oil and gas prices could materially and adversely affect our business, results of operations, financial condition and growth strategy.

Oil and natural gas prices, and market expectations of potential changes in these prices, significantly impact the level of worldwide drilling and production services activities. Reduced demand for oil and natural gas generally results in lower prices for these commodities and may impact the economics of planned drilling projects and ongoing production projects, resulting in the curtailment, reduction, delay or postponement of such projects for an indeterminate period of time. When drilling and production activity and spending decline, both dayrates and utilization have also historically declined. Declines in oil and natural gas prices and the general economy could materially and adversely affect our business, results of operations, financial condition and growth strategy.

In addition, if oil and natural gas prices decline, companies that planned to finance exploration, development or production projects through the capital markets may be forced to curtail, reduce, postpone or delay drilling activities, and also may experience an inability to pay suppliers. Adverse conditions in the global economic environment could also impact our vendors’ and suppliers’ ability to meet obligations to provide materials and services in general. If any of the foregoing were to occur, it could have a material adverse effect on our business and financial results and our ability to timely and successfully implement our growth strategy.

Risks Related to our Business

Our limited operating history and growth of our business make it difficult to evaluate our business.

We were formed in November 2011. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance. In addition, the growth in our business to date and the expected continued growth and number of operating rigs will make historical performance less representative of performance in future periods.

A significant delay in the completion of the construction of our planned additional rigs in 2014 and 2015 could materially and adversely affect our ability to execute our growth strategy.

Following completion of this offering, we expect to have approximately $70.7 million in cash and $89.2 million of availability under our $125.0 million revolving credit facility available to us to fund our growth strategy. Our borrowing base under this revolving credit facility will increase upon each of our additional rigs placed into service and spudding of its initial well. Our growth strategy requires us to invest significant funds in the construction of new ShaleDriller™ rigs and the skilled crews and personnel necessary to operate these rigs. We also will be required to invest significant capital into our facilities and the corporate infrastructure and overhead necessary to operate and manage a publicly-traded company.

We expect to have eleven rigs operating by the end of 2014 and to complete the construction of up to an additional seven rigs by the end of 2015. It typically takes six to seven months to order and receive long lead time items and construct a ShaleDriller™ rig, with a significant portion of the costs required to be invested at the beginning of the process in order to procure the longer lead time items, such as variable frequency drive (“VFD”) houses and drillers cabins, masts and substructures, motors, blowout preventers (“BOPs”), top drives and drill pipe.

While we intend to immediately begin investing the proceeds from this offering into the construction of our state-of-the-art ShaleDriller™ rigs, we cannot assure you of the quantity and timing of the construction and completion of those rigs. The speed at which we will be able to construct rigs is dependent on a variety of factors, including our ability to obtain favorable drilling contracts, our ability to continue to successfully ramp-up rig construction at our facility, and our ability to acquire certain critical rig components from third party vendors. If we experience significant delays in the implementation of our business strategy, our growth strategy and long-term results of operations and financial condition could be adversely affected.

Our growth strategy will likely require that we commit to the construction of new drilling rigs prior to securing an executed contract for its use. The inability to secure drilling contracts for our new rigs promptly following the completion of their construction could materially and adversely affect our financial condition.

We currently do not have a drilling contract for any of our additional planned newbuild rigs. Because much of the equipment and parts required for the construction of our rigs must be ordered in advance, our growth strategy will likely require that we make significant purchases of equipment, and commit to constructing our rigs, prior to having executed customer contracts for their use. If we are unable to timely secure drilling contracts for all of our newly constructed rigs, it could materially and adversely affect our financial condition.

Any loss of large customers could have a material adverse effect on our financial condition and results of operations.

Our customer base consists of exploration and production companies that drill oil and gas wells in the United States in the regions where we market our rigs. We currently have executed eleven drilling contracts (including for two rigs under construction) with seven different customers, including Apache Corporation, BOPCO, L.P., COG Operating, LLC, a subsidiary of Concho Resources Inc., Elevation Resources LLC, Laredo Petroleum, Inc., Parsley Energy, LP and Pioneer Energy Resources USA, Inc., each of whom constitutes more than 10% of our existing revenues. Furthermore, it is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. Daywork contracts in the contract drilling industry typically do not obligate those customers to order additional services from the drilling contractor beyond those for which they have currently contracted. If a major customer decided not to continue to use our services or to terminate an existing contract, or if there is a change of management or ownership of a major customer, revenue would decline and our business, results of operations, financial condition and growth strategy could be adversely affected.

Six of our current drilling contracts are scheduled to terminate in 2015. If we are unable to renew our current drilling contracts at favorable pricing, or alternatively secure new contracts at favorable pricing, it could have a material and adverse effect on our results of operations and financial condition.

All of our current drilling contracts have original or current extended terms of between 12 and 24 months. In any event, our contracts provide that our customers may terminate at any time upon payment to us of an “early termination payment.” Six of our current drilling contracts have terms expiring in 2015. Our customers have no obligation to extend the term of any drilling contract and may elect to release the rig. We cannot assure you that any particular contract will be renewed, or if terminated, that a replacement contract could be immediately secured. The failure to renew or timely replace one or more of our existing drilling contracts could have a material and adverse effect on our results of operations and financial condition.

Our operations involve operating hazards, which if not insured or indemnified against, could adversely affect our results of operations and financial condition.

Our operations are subject to the many hazards inherent in the drilling and well services industries, including the risks of:

•	personal injury and loss of life;

•	blowouts;

•	cratering;

•	fires and explosions;

•	loss of well control;

•	collapse of the borehole;

•	damaged or lost drilling equipment; and

•	damage or loss from extreme weather and natural disasters.

Any of these hazards can result in substantial liabilities or losses to us from, among other things:

•	suspension of operations;

•	damage to, or destruction of, our property and equipment and that of others;

•	damage to producing or potentially productive oil and gas formations through which we drill; and

•	environmental damage.

Although, we seek to protect ourselves from some but not all operating hazards through insurance coverage, some risks are either not insurable or insurance is available only at rates that we consider uneconomical. Depending on competitive conditions and other factors, we attempt to obtain contractual protection against uninsured operating risks from our customers. However, customers who provide contractual indemnification protection may not in all cases maintain adequate insurance or otherwise have the financial resources necessary to support their indemnification obligations. Our insurance or indemnification arrangements may not adequately protect us against liability or loss from all the hazards of our operations. For example, during March 2014, we experienced damage to the mast of one of our operating rigs that removed the rig from operations for a period of time, during which we were not compensated. We do not carry loss of business insurance for this rig being out of service.

We maintain insurance against some, but not all, of the potential risks affecting our operations and only in coverage amounts and deductible levels that we believe to be economical. Our insurance coverage includes deductibles which must be met prior to recovery. Additionally, our insurance is subject to exclusions and limitations, and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages. The occurrence of a significant event that we have not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Furthermore, we may be unable to maintain adequate insurance in the future at rates we consider reasonable. Incurring a liability for which we are not fully insured or indemnified could have a material adverse effect on our financial condition and results of operations.

We operate in a highly competitive, fragmented industry in which price competition could reduce our profitability.

We encounter substantial competition from other drilling contractors. The markets in which we operate have intensified as recent mergers among E&P companies have reduced the number of available customers.

Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. Most drilling services contracts are awarded on the basis of competitive bids, which also results in price competition.

In addition to pricing and rig availability, the principal competitive factors in our markets are reputation for safety, service quality, rig availability, responsiveness, experience, technology and equipment quality. The success of our business will depend on our ability to offer safe and highly efficient operations, the quality and efficiency of our rigs and the skills and experience of our rig crews.

As a result of competition, we may lose market share or be unable to maintain or increase prices for our present services or to acquire additional business opportunities, which could have a material adverse effect on our business, results of operations, financial condition and ability to implement our growth strategy. In addition, the failure to maintain an adequate safety record could harm our ability to secure new drilling contracts. As a relatively new contract driller with limited operating history, there can be no assurance that we will be able to maintain the reputation for safety and quality required to successfully compete against our competition.

We face competition from many competitors with greater resources and greater ability to rapidly respond to changing customer requirements.

We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Several of our competitors provide a broader array of services and have a stronger presence in more geographic markets.

Furthermore, some of our competitors’ greater capabilities in these areas may enable them to better withstand industry downturns, compete more effectively on the basis of price and technology, retain skilled rig personnel, and build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

In addition, we compete with several smaller companies capable of competing effectively on a regional or local basis. Smaller competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements.

Finally, some E&P companies have begun performing horizontal and directional drilling on their wells using their own equipment and personnel. Any increase in the development and utilization of in-house drilling capabilities by our customers could decrease the demand for our services and have a material adverse impact on our business.

New technology may cause our drilling methods or equipment to become less competitive.

The drilling industry is subject to the introduction of new drilling and completion methods and equipment using new technologies, some of which may be subject to patent protection. Changes in technology or improvements in competitors’ equipment could make our equipment less competitive or require significant capital investments to build and maintain a competitive advantage. Further, we may face competitive pressure to design, implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to implement new technologies before we can. If we are unable to implement new and emerging technologies on a timely basis or at an acceptable cost, it may have a material adverse effect on our business, results of operations, financial condition and growth strategy.

Federal and state legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and natural gas wells that may reduce demand for our activities and could adversely affect our financial position, results of operations and cash flows.

Hydraulic fracturing is a commonly used process that involves injection of water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. The adoption of any federal, state or local laws or the implementation of regulations or ordinances restricting or increasing the costs of hydraulic fracturing could potentially increase our costs of operations and cause a decrease in drilling activity levels in the Permian Basin and other unconventional resource plays and an associated decrease in demand for our rigs and service, any or all of which could adversely affect our financial position, results of operations and cash flows.

The federal Energy Policy Act of 2005 amended the Underground Injection Control provisions of the federal Safe Drinking Water Act (“SDWA”) to exclude certain hydraulic fracturing practices from the definition of “underground injection.” The Environmental Protection Agency (the “EPA”) has asserted regulatory authority over certain hydraulic fracturing activities involving diesel fuel and published guidance relating to such practices in February 2014. Congress has considered bills to repeal the exemption for hydraulic fracturing from the SDWA, which would have the effect of allowing the EPA to promulgate new regulations and permitting requirements for hydraulic fracturing, potentially including chemical disclosure requirements. At the state level, several states in which we operate have adopted regulations requiring the disclosure of certain information regarding hydraulic fracturing fluids.

Scrutiny of hydraulic fracturing activities continues in other ways. The EPA commenced a study of the potential impacts of hydraulic fracturing on drinking water and issued an update on December 21, 2012, with a draft report expected for public comment and peer review in 2014. On October 21, 2011, the EPA announced its intention to propose regulations by 2014 under the federal Clean Water Act to regulate wastewater discharges from hydraulic fracturing. On May 24, 2013, the U.S. Department of the Interior (the “DOI”) published a revised proposed rule that would update existing regulation of hydraulic fracturing activities on federal lands, including requirements for disclosure, wellbore integrity and handling of flowback water. On April 13, 2012, the DOI, the U.S. Department of Energy and the EPA issued a memorandum outlining a multi-agency collaboration on unconventional oil and gas research in response to the White House-entitled “Blueprint for a Secure Energy Future” and the recommendations of the Secretary of Energy Advisory Board Subcommittee on Natural Gas. In addition, some states and localities have adopted, and others are considering adopting, regulations or ordinances that could restrict hydraulic fracturing in certain circumstances, that would require, with some exceptions, disclosure of constituents of hydraulic fracturing fluids, or that would impose higher taxes, fees or royalties on natural gas production. Moreover, public debate over hydraulic fracturing and shale gas production has been increasing, and has resulted in delays of well permits in some areas.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from the developing shale plays, incurred by our customers or could make it more difficult to perform hydraulic fracturing in the unconventional resource plays where we focus our operations.

Reduced demand for or excess capacity of drilling services could adversely affect our profitability.

Our business has high fixed costs, and our profitability in the future will depend on many factors, especially pricing and utilization rates of our drilling services. A reduction in the demand for drilling rigs or an increase in the supply of drilling rigs, whether through new construction or refurbishment, could decrease the dayrates and utilization rates for our drilling services, which would adversely affect our revenues and profitability. Periods of high demand often spur increased capital expenditures on drilling rigs, and those capital expenditures may add capacity that exceeds actual demand.

We and our competitors have ordered additional drilling rigs to meet existing and projected long-term demand, resulting in significant increases in drilling industry capacity. We currently have two rigs under construction and intend to continue to grow our business to meet customer demand, and our competitors may elect to do the same. However, our industry is characterized by a high degree of cyclicality. In the event that our customers reduce their level of investment in exploration and production, the increased supply of drilling rigs could exceed the reduced level of demand for drilling services. Any excess supply could cause our competitors to lower their rates in order to maximize utilization of their fleets, and could lead to a decrease in rates in the drilling industry generally, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on the services of key executives, the loss of whom could materially harm our business.

Our senior executives are important to our success because they are instrumental in setting our strategic direction, operating our business and technology, identifying, recruiting and training key personnel, and identifying customers and expansion opportunities. We also depend on the relationships that our senior management has with many of our customers. Losing the services of any of these individuals, in particular Mr. Dunn and Mr. Jacob, our Chief Executive Officer and Chief Operating Officer, respectively, could adversely affect our business until a suitable replacement could be found. We do not maintain key man life insurance on any of our senior executives. As a result, we are not insured against any losses resulting from the death of our key employees.

Our growth strategy contemplates a rapid expansion of our rig fleet and business. If not managed properly, our rapid growth will put significant strain on our existing operations and resources, which could adversely affect our results of operations.

Our business plan contemplates a level of near-term growth that will place a significant strain on our financial, technical, operational and management resources. As we build rigs and expand our activities through organic growth, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems, the failure to properly manage the growth of our business or respond to the occurrence of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, engineers, marketing personnel and other professionals in the oil and natural gas industry, could have a material adverse effect on our business, results of operations, financial condition and our ability to timely execute our business plan.

The following factors, among others, could also present difficulties for us:

•	ability to provide focused service attention to our customers;

•	long lead times associated with building rigs and acquiring additional equipment, including potential delays;

•	costs of building new rigs significantly exceed expectations;

•	sufficient executive-level and administrative personnel; and

•	increased burden on existing personnel.

The failure to adequately manage these factors could also have a material adverse effect on our business, results of operations, financial condition and growth strategy.

Rig upgrade, refurbishment and new rig construction projects are subject to risks which could cause delays or cost overruns and adversely affect our cash flows, results of operations, and financial position.

New drilling rigs may experience start-up complications during construction or following delivery, and may encounter other operational problems that could result in significant delays, uncompensated downtime, reduced dayrates or the cancellation, termination or non-renewal of drilling contracts. Rig construction projects are subject to risks of delay or significant cost overruns inherent in any large construction project from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment or shipyard construction;

•	failure of equipment to meet quality and/or performance standards;

•	financial or operating difficulties of equipment vendors;

•	unanticipated actual or purported change orders;

•	inability by us or our customer to obtain required permits or approvals, or to meet applicable regulatory standards in our areas of operations;

•	unanticipated cost increases between order and delivery;

•	adverse weather conditions and other events of force majeure;

•	design or engineering changes; and

•	work stoppages and other labor disputes.

Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a rig on time may result in loss of contract, damages, or the delay or loss of revenue from that rig, which also could adversely affect our business, results of operations, financial condition and growth strategy.

As we construct additional rigs in the future, we may experience difficulty integrating those rigs into our operations. Additionally, we may incur leverage and add additional financial risk to our business. To the extent we incur additional leverage in our business, it may adversely affect our results of operations, financial position and growth strategy.

The process of constructing rigs may involve unforeseen difficulties and may require a disproportionate amount of management’s attention and other resources. We may not be able to successfully manage and integrate new rigs into our existing operations or successfully market our rigs and build market share attributable to drilling rigs that we construct. To the extent we experience some or all of these difficulties, our results of operations, financial condition and growth strategy could be adversely affected.

Expanding our fleet may cause us to incur additional financial leverage, increasing our financial risk and debt service requirements, which could adversely affect our business, results of operations, financial condition and growth strategy.

Our current estimated backlog of contract drilling revenue may not ultimately be realized.

As of June 30, 2014, our estimated contract drilling backlog for future revenues under term contracts, which we define as contracts with a fixed term of six months or more, was approximately $114.6 million. Fixed-term drilling contracts customarily provide for termination at the election of the customer, with an “early termination payment” to us if a contract is terminated prior to the expiration of the fixed term. Additionally, in certain circumstances, for example, destruction of a drilling rig that is not replaced within a specified period of time, our bankruptcy, or a breach of our contract obligations, the customer may not be obligated to make an early termination payment to us. Additionally, during depressed market conditions or otherwise, customers may be unable to satisfy their contractual obligations or may seek to terminate, renegotiate or fail to honor their contractual obligations. In addition, we may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or negotiate our contracts for various reasons, including those described above. As a result, we may be unable to realize all of our current contract drilling backlog. In addition, the renegotiation or termination of fixed-term contracts without the receipt of early termination payments could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our operating and maintenance costs with respect to our rigs include fixed costs that will not decline in proportion to decreases in dayrates.

We do not expect our operating and maintenance costs with respect to our rigs to necessarily fluctuate in proportion to changes in operating revenue. Operating revenue may fluctuate as a function of changes in dayrate, but costs for operating a rig and property taxes are generally fixed or only semi-variable regardless of the dayrate being earned. During times of reduced activity, reductions in costs may not be immediate as portions of the crew may be required to prepare our rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. Moreover, when our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase due to higher salary levels, inflation, and increases in workers’ compensation insurance. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

We participate in a capital intensive business. We may not be able to finance future growth of our operations.

The contract drilling industry is capital intensive. Our cash flow from operations and the continued availability of credit are subject to a number of variables, including general economic conditions, and more specifically, our rig utilization rates, operating margins and ability to control costs and obtain contracts in a competitive industry. Our cash flow from operations and present borrowing capacity may not be sufficient to fund our anticipated capital expenditures and working capital requirements. We may from time to time seek additional financing, either in the form of bank borrowings, sales of debt or equity securities or otherwise. To the extent our capital resources and cash flow from operations are at any time insufficient to fund our activities or repay our indebtedness as it becomes due, we will need to raise additional funds through public or private financing or additional borrowings. We may not be able to obtain any such capital resources in the amount or at the time when needed. If we are at any time not able to obtain the necessary capital resources, our financial condition and results of operations could be materially adversely affected.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

Our ability to make scheduled payments on or to refinance indebtedness under our revolving credit facility depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the interest or principal, when due, on our indebtedness.

If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. Our revolving credit facility currently restricts our ability to dispose of assets and our use of the proceeds from such disposition. We may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

Our revolving credit facility contains a number of significant covenants, including restrictive covenants that may limit our ability to, among other things:

•	incur or guarantee additional indebtedness;

•	make loans to others;

•	make investments;

•	merge or consolidate with another entity;

•	transfer, lease or dispose of all or substantially all of our assets;

•	make certain payments;

•	create or incur liens;

•	purchase, hold or acquire capital stock or certain other types of securities;

•	pay cash dividends;

•	enter into certain transactions with affiliates; and

•	engage in certain other transactions without the prior consent of the lenders.

In addition, our revolving credit facility requires us to maintain certain financial ratios or to reduce our indebtedness if we are unable to comply with such ratios. These restrictions may also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our revolving credit facilities impose on us.

A breach of any covenant in our revolving credit facility would result in a default. A resulting event of default, if not waived, could result in acceleration of the payment of the indebtedness outstanding under, and a termination of, our revolving credit facility and in a default with respect to, and an acceleration of, the indebtedness outstanding under any other debt agreements. The accelerated indebtedness would become immediately due and payable. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.

Any significant reduction in our borrowing base under our revolving credit facility would negatively impact our ability to fund our operations and business strategy.

Our revolving credit facility limits the amounts we can borrow up to a borrowing base amount, which is calculated monthly and is based upon the appraised value of our drilling fleet and a percentage of our eligible accounts receivable. The borrowing base under our revolving credit facility is $89.2 million as of June 30, 2014, with lender commitments of $125.0 million.

In the future, we may not be able to access adequate funding under our revolving credit facility as a result of a decrease in borrowing base due to the issuance of new indebtedness, the outcome of a subsequent borrowing base redetermination or an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover the defaulting lender’s portion. As a result, we may be unable to implement our respective drilling and development plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on our financial condition and results of operations.

Failure to hire and retain skilled personnel could adversely affect our business.

The delivery of our services and products and construction of our rigs requires personnel with specialized skills and experience who can perform physically demanding work. As a result of the volatility of the contract drilling industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive. The demand for skilled workers is currently high and the supply is limited.

Potential inability or lack of desire by workers to commute to our facilities and job sites and competition for workers from competitors or other industries are factors that could affect our ability to attract and retain workers. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either or both of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Our ability to be productive and profitable will depend upon our ability to employ and retain skilled personnel and we cannot assure you that at times of high demand we will be able to retain, recruit and train an adequate number of skilled workers. In addition, our ability to expand our operations will depend in part on our ability to increase the size of our skilled labor force. Our inability to attract and retain skilled workers in sufficient numbers to satisfy our existing service contracts and enter into new contracts could materially adversely affect our business, financial condition, results of operations and growth strategy.

We may be adversely impacted by work stoppages or other labor matters.

We depend on skilled employees to build and operate our rigs, and any prolonged labor disruption involving our employees could have a material adverse impact on our results of operations and financial condition by disrupting our ability to perform drilling-related services for our customers. Moreover, unionization efforts have been made from time to time within our industry, with varying degrees of success. Any such unionization could increase our costs or limit our flexibility.

We depend on a limited number of vendors, some of which are thinly capitalized and the loss of any of which could disrupt our operations.

Our contract drilling operations and our ability to construct new drilling rigs in a timely manner depend on the availability of various rig equipment, including VFD drives and drillers cabins, top drives, mud pumps, engines and drill pipe, as well as replacement parts, related rig equipment and fuel. Some of these have been in short supply from time to time. In addition, key rig components critical to the construction of our rigs are either purchased from or fabricated by a single or limited number of vendors. For many of these products and services, there are only a limited number of vendors and suppliers available to us.

We do not currently have any long-term supply contracts with any of our suppliers or subcontractors and may be at a competitive disadvantage compared to our larger competitors when purchasing from these suppliers and subcontractors. Shortages could occur in these essential components due to an interruption of supply or increased demands in the industry. If we are unable to procure certain of such rig components or services from our subcontractors we would be required to reduce or delay our rig construction and other operations, which could have a material adverse effect on our business, results of operations, financial condition and growth strategy.

We could be adversely affected if shortages of equipment or supplies occur.

Increased or decreased demand among drilling contractors for consumable supplies, including fuel, and ancillary rig equipment, such as pumps, valves, drillpipe and engines, may lead to delays in obtaining these materials and our inability to operate our rigs in an efficient manner. Most of our contracts provide that our customers purchase the fuel that run our drilling rigs and thus bear the financial impact of increased fuel prices. However, prolonged shortages in the availability of fuel to run our drilling rigs resulting from action of the elements, terrorism or other force majeure events could result in the suspension of our contracts and have a material adverse effect on our financial condition and results of operations. We have periodically experienced increased lead times in purchasing ancillary equipment for our drilling rigs. To the extent there are significant delays in being able to purchase important components for our rigs, certain of our rigs may not be available for operation or may not be able to operate as efficiently as expected, which could adversely affect our results of operations and financial condition.

Reduced demand can drive suppliers from the market. With reduced suppliers, consumables for our operations may not be readily available. Additionally, suppliers may experience shortfalls in obtaining their materials and/or labor. Suppliers who have been regular providers to us may experience shortfalls that may lead to delays as we secure other sources.

Legal proceedings could have a negative impact on our business.

The nature of our business makes us susceptible to legal proceedings and governmental investigations from time to time. Lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations. Any litigation or claims, even if fully indemnified or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

If we are unable to maintain the proprietary features of our engineering and design knowledge related to our ShaleDriller™ rigs, others may develop similar technology and products that could adversely affect our competitive position and ability to secure contracts with customers.

We rely in part on trade secrets and other unpatented engineering and design information associated with our ShaleDriller™ rigs. However, trade secrets and designs are difficult to protect. To the extent we rely on trade secrets and unpatented technical expertise to maintain our competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. In addition, other persons may have or obtain knowledge of our technology or develop inventions or processes independently that may be applicable to our products, and disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection, for any reason, could harm our business.

Regulatory compliance costs and restrictions, as well as any delays in obtaining permits by our customers for their operations, could impair our business.

The operations of our customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, including land drilling, our customers’ operations could be disrupted or curtailed by governmental authorities. In most states, our customers are required to obtain permits from one or more governmental agencies in order to perform drilling and completion activities. Such permits are typically required by state agencies, but can also be required by federal and local governmental agencies. The requirements for such permits vary depending on the location where such drilling and completion activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, and the conditions which may be imposed in connection with the granting of the permit. Additionally, the high cost of compliance with applicable regulations may cause customers to discontinue or limit their operations or defer planned drilling, and may discourage companies from continuing development activities. As a result, demand for our services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations are subject to federal, regional, state and local laws and regulations relating to protection of natural resources and the environment, health and safety aspects of our operations and waste management, including the transportation and disposal of waste and other materials. These laws and regulations may impose numerous obligations on our operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our facilities, the imposition of substantial liabilities for pollution resulting from our operations and the application of specific health and safety criteria addressing worker protection. Failure to comply with these laws and regulations could result in investigations, restrictions or orders suspending well operations, the assessment of administrative, civil and criminal penalties, the revocation of permits and the issuance of corrective action orders, any of which could have a material adverse effect on our business, results of operations and financial condition.

There is inherent risk of environmental costs and liabilities in our business as a result of our handling of petroleum hydrocarbons and oilfield and industrial wastes, air emissions and wastewater discharges related to our operations, and historical industry operations and waste disposal practices. Some environmental laws and regulations may impose strict liability, which means that in some situations, we could be exposed to liability as a result of our conduct that was without fault or lawful at the time it occurred or as a result of the conduct of, or conditions caused by, prior operators or other third parties. Clean-up costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our financial condition and results of operations.

Laws protecting the environment generally have become more stringent over time and are expected to continue to do so, which could lead to material increases in costs for future environmental compliance and remediation. The modification or interpretation of existing laws or regulations, or the adoption of new laws or regulations, could curtail exploratory or developmental drilling for oil and natural gas and could limit well servicing opportunities. We may not be able to recover some or any of our costs of compliance with these laws and regulations from insurance.

Potential listing of species as “endangered” under the federal Endangered Species Act could result in increased costs and new operating restrictions or delays on our oil and natural gas exploration and production customers, which could adversely reduce the amount of contract drilling services that we provide to such customers.

The federal Endangered Species Act (the “ESA”) and analogous state laws regulate a variety of activities, including oil and gas development, which could have an adverse effect on species listed as threatened or endangered under the ESA or their habitats. The designation of previously unidentified endangered or threatened species could cause oil and natural gas exploration and production operators to incur additional costs or become subject to operating delays, restrictions or bans in affected areas, which impacts could adversely reduce the amount of drilling activities in affected areas, including support services that we provide to such operators under our contract drilling services segment. Numerous species have been listed or proposed for protected status in areas in which we provide or could in the future provide field services. For instance, in March 2014 the U.S. Fish & Wildlife Service (the “FWS”) listed the lesser prairie-chicken as threatened and finalized a special rule that would exempt from regulation under the ESA activities harmful to the prairie-chicken if incidental to carrying out the state-developed range-wide lesser prairie-chicken conservation plan. Some environmental groups have filed a notice of intent to sue FWS to require more state protection. The sage grouse and certain wildflower species, among others, are also species that have been or are being considered for protected status under the ESA and whose range can coincide with our oil and natural gas production activities. The presence of protected species in areas where operators for whom we provide contract drilling services conduct exploration and production operations could impair such operators’ ability to timely complete well drilling and development and, consequently, adversely affect the amount of contract drilling or other field services that we provided to such operators, which reduction of services could have a significant adverse effect on our results of operations and financial position.

Climate change legislation or regulations restricting or regulating emissions of greenhouse gases could result in increased operating costs and reduced demand for our field services.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases from industrial and energy sources contribute to increases of carbon dioxide levels in the earth’s atmosphere and oceans and contribute to global warming and other environmental effects, the EPA has adopted various regulations under the federal Clean Air Act addressing emissions of greenhouse gases that may affect the oil and gas industry. On August 16, 2012 the EPA published rules that include standards to reduce methane emissions associated with oil and gas production. In the recent Congress, numerous legislative measures were introduced that would have imposed restrictions or costs on greenhouse gas emissions, including from the oil and gas industry. It is uncertain whether similar measures will be introduced in, or passed by, the new Congress which convened in January 2014. In addition, the U.S. has been involved in international negotiations regarding greenhouse gas reductions under the United Nations Framework Convention on Climate Change. Additionally, certain U.S. states and regional coalitions of states have adopted measures regulating or limiting greenhouse gases from certain sources or have adopted policies seeking to reduce overall emissions of greenhouse gases. The adoption and implementation of any international treaty or of any federal or state legislation or regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to comply with such requirements and possibly require the reduction or limitation of emissions of greenhouse gases associated with our operations and other sources within the industrial or energy sectors. Such legislation or regulations could adversely affect demand for the production of oil and natural gas and thus reduce demand for the services we provide to oil and natural gas producers as well as increase our operating costs by requiring additional costs to operate and maintain equipment and facilities, install emissions controls, acquire allowances or pay taxes and fees relating to emissions, which could adversely affect our results of operations and financial condition. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases may produce changes in climate or weather, such as increased frequency and severity of storms, floods and other climatic events, which if any such effects were to occur, could have adverse physical effects on our operations, physical assets and field services to exploration and production operators.

The effects of severe weather could adversely affect our operations.

Changes in climate due to global warming trends could adversely affect the Company’s operations by limiting, or increasing the costs associated with, equipment or product supplies. In addition, coastal flooding and adverse weather conditions such as increased frequency and/or severity of hurricanes could impair the Company’s ability to operate in affected regions of the country. Oil and natural gas operations of our customers located in Louisiana and parts of Texas may be adversely affected by hurricanes and tropical storms, resulting in reduced demand for our services. Repercussions of severe weather conditions may include: curtailment of services; weather-related damage to facilities and equipment, suspension of operations; inability to deliver equipment, personnel and products to job sites in accordance with contract schedules; and loss of productivity. These constraints could delay our operations and materially increase our operating and capital costs. Unusually warm winters also adversely affect the demand for our services by decreasing the demand for natural gas.

Our business is subject to cybersecurity risks and threats.

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow. It is possible that our business, financial and other systems could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of our and customers’ business operations and safety procedures, loss or damage to our worksite data delivery systems, and increased costs to prevent, respond to or mitigate cybersecurity events.

Any future implementation of price controls on oil and natural gas would affect our operations.

Certain groups have asserted efforts to have the United States Congress impose some form of price controls on either oil, natural gas, or both. There is no way at this time to know what results these efforts may have. However, any future limits on the price of oil or natural gas could have a material adverse effect on our business, financial condition and results of operations.

Improvements in or new discoveries of alternative energy technologies could have a material adverse effect on our financial condition and results of operations.

Since our business depends on the level of activity in the oil and natural gas industry, any improvement in or new discoveries of alternative energy technologies that increase the use of alternative forms of energy and reduce the demand for oil and natural gas could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering and Our Common Stock

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active liquid trading market for our common stock may not develop and our stock price may be volatile.

Prior to this offering, our common stock was not traded on a national stock exchange or in the over-the-counter markets. An active and liquid trading market for our common stock may not develop or be maintained after this offering. Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. Moreover, the initial public offering price of our common stock was negotiated between us and representatives of the underwriters, based on numerous factors, including prevailing market conditions, our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of these factors in relation to market valuation of companies in related businesses. The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price paid by you in this offering.

Even if an active trading market develops, the market price for our common stock may be highly volatile and could be subject to wide fluctuations after this offering. In addition to the factors described in this section, some of the factors that could negatively affect the market price of our common stock include:

•	changes in oil and gas prices;

•	changes in our funds from operations and earnings estimates;

•	publication of research reports about us or the energy services industry;

•	increase in market interest rates, which may increase our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any future equity issuances or increased indebtedness we may incur in the future;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	speculation in the press or investment community;

•	a large volume of sellers of our common stock pursuant to our resale registration statement with a relatively small volume of purchasers; or

•	general market and economic conditions.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Purchasers of common stock in this offering will experience immediate and substantial dilution of $4.16 per share.

Based on the initial public offering price of $15.00 per share, which represents the midpoint of the price range presented on the cover of this prospectus, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $4.16 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2014 after giving effect to this offering would be $10.84 per share. Please read “Dilution” on page 38 of this prospectus for a complete description of the calculation of net tangible book value.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

For the foreseeable future, we intend to retain earnings to grow our business. Payments of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. Our existing revolving credit agreement restricts, and any credit agreements or borrowing arrangements we enter into in the future may restrict, our ability to declare or pay cash dividends on our common stock.

Future issuances by us of common stock or convertible securities could lower our stock price and dilute your ownership in us.

We may issue additional shares of common stock or securities convertible into shares of our common stock in public offerings or privately negotiated transactions following this offering. As of March 31, 2014, we had outstanding 12,397,900 shares of common stock after giving effect to the 1.57-for-1 stock split in the form of stock dividend on July 24, 2014. We are currently authorized to issue up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock with terms designated by our board. The potential issuance of additional shares of common stock or convertible securities, including the exercise of stock options, and the exercise of the underwriters’ option to purchase additional shares in this offering could lower the trading price of our common stock and may dilute your ownership interest in us.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

All of our directors and executive officers, and certain of our stockholders have entered into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders, upon the exercise of outstanding stock options or stock options granted in the future or by persons who acquire shares in this offering may cause the market price of our common stock to decrease significantly. The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

Immediately following the completion of this offering, we will have outstanding an aggregate of 22,733,220 shares of common stock. Of these shares, (i) 10,000,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act (“Rule 144”); and (ii) 12,733,220 shares will be “restricted securities,” as defined under Rule 144, and eligible for sale in the public market subject to the requirements of Rule 144. All of these restricted securities, as a result of the lock-up agreements and applicable securities laws, will become available for resale in the public market beginning 180 days after the date of this prospectus pursuant to our registration rights agreement and lock-up agreements with the underwriters, in each case and when permitted under Rule 144 or Rule 701 under the Securities Act (“Rule 701”).

Subject to the completion of this offering, we have also reserved approximately 3.5 million shares of common stock for issuance under our equity compensation plans. See “Executive Compensation—2012 Omnibus Incentive Plan.” Upon consummation of this offering, we expect to have 963,196 shares of common stock issuable upon exercise of outstanding options. In addition, we have outstanding a warrant to purchase 2,198,000 shares of our common stock at a current exercise price of $12.74 per share that may be exercised for restricted securities, which shares of common stock shall also be subject to the 180-day lock up described above.

Upon a request to release any shares subject to a lock-up, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

We have granted registration rights to substantially all of our existing stockholders under a registration rights agreement. Should these stockholders exercise these registration rights, the shares registered would be freely tradable in registered sales in the open market. See “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Registration Rights.”

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and at a price that we deem appropriate.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our 2012 Plan. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

Future offerings of debt securities, which would rank senior to our common stock in the event of our liquidation, and future offerings of equity securities, which would dilute our existing stockholders or rank senior to our common stock, may adversely affect the market value of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes, convertible notes and classes of preferred stock. In the event of our liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their shareholdings in us.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Existing stockholders will continue to hold a significant percentage of our outstanding common stock.

Immediately following the completion of this offering, Sprott Resource Partnership, Lime Rock Partners III, L.P., 4D Global Energy Advisors SAS and Global Energy Services Operating, LLC will each hold or beneficially own more than 10% of our common stock. See “Principal Stockholders” for more information regarding their ownership of our common stock. The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Moreover, this concentration of stock ownership may adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

Risk Relating to Our Capitalization and Organizational Documents

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company at a premium that a stockholder may consider favorable, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company that a stockholder may consider favorable, which could adversely affect the price of our common stock. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws that could delay or prevent an unsolicited change in control of our company include:

•	provisions regulating the ability of our stockholders to nominate candidates for election as directors or to bring matters for action at annual meetings of our stockholders;

•	limitations on the ability of our stockholders to call a special meeting and act by written consent; and

•	the authorization given to our board of directors to issue and set the terms of preferred stock.

In addition, we will be governed by Section 203 of the Delaware General Corporation Law (the “DGCL”). These provisions may also discourage acquisition proposals or delay or prevent a change of control, which could harm our stock price. See “Description of Capital Stock.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal,” “will” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	our inability to implement our business and growth strategy;

•	a sustained decrease in domestic spending by the oil and natural gas exploration and production industry;

•	decline in or substantial volatility of crude oil and natural gas commodity prices;

•	fluctuation of our operating results and volatility of our industry;

•	inability to maintain or increase pricing on our contract drilling services;

•	delays in construction or deliveries of our new land drilling rigs;

•	the loss of our customer, financial distress or management changes of potential customers or failure to obtain contract renewals and additional customer contracts for our drilling services;

•	an increase in interest rates and deterioration in the credit markets;

•	our inability to raise sufficient funds through debt financing and equity issuances needed to fund our planned rig construction projects;

•	our inability to comply with the financial and other covenants in debt agreements that we may enter into as a result of reduced revenues and financial performance;

•	overcapacity and competition in our industry;

•	unanticipated costs, delays and other difficulties in executing our long-term growth strategy;

•	the loss of key management personnel;

•	new technology that may cause our drilling methods or equipment to become less competitive;

•	labor costs or shortages of skilled workers;

•	the loss of or interruption in operations of one or more key vendors;

•	the effect of operating hazards and severe weather on our rigs, facilities, business, operations and financial results, and limitations on our insurance coverage;

•	increased regulation of drilling in unconventional formations;

•	the incurrence of significant costs and liabilities in the future resulting from our failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment;

•	the potential failure by us to establish and maintain effective internal control over financial reporting;

•	differences in our future results of operations compared to GES, which is currently deemed to be our accounting predecessor;

•	lack of operating history as a contract drilling company; and

•	uncertainties associated with any registration statement, including financial statements, we may be required to file with the SEC.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We expect to receive approximately $137,500,000 million of net proceeds from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $158,425,000 million of net proceeds if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of $15.00 per share (the midpoint of the price range presented on the cover of this prospectus). We have granted the underwriters an option to purchase up to an aggregate of 1,500,000 additional shares of our common stock to the extent the underwriters sell more than 10,000,000 shares of common stock in this offering.

We intend to use a portion of the net proceeds from this offering to repay outstanding amounts under our existing revolving credit facility. The remaining net proceeds of $69.0 million will be used to finance the construction of additional drilling rigs (including an estimated $25.6 million for rigs under construction or being upgraded in 2014 as of June 30, 2014) and for working capital and general corporate purposes. Affiliates of Morgan Stanley & Co. LLC and Capital One Securities, Inc. are lenders under our revolving credit facility and will receive 5% or more of the net proceeds of this offering. Accordingly, this offering is being made in compliance with FINRA Rule 5121. See “Underwriters (Conflicts of Interest).”

As of July 17, 2014, we had $68.5 million of outstanding borrowings under our revolving credit facility. Our revolving credit facility matures in February 2017 and bears interest at a variable rate, which was a weighted average of 5.2% at March 31, 2014, and we incur a commitment fee of 0.50% payable on the unborrowed committed amount. Outstanding borrowings under our revolving credit facility were incurred to construct ShaleDriller™ rigs, to fund working capital and for general corporate purposes. We may at any time reborrow amounts repaid under our revolving credit facility, and we expect to do so.

DIVIDEND POLICY

We have never declared and paid, and do not anticipate declaring or paying, any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our revolving credit facility places restrictions on our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis; and

•	as adjusted to give effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the price range presented on the cover page of this prospectus) and the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The share information on an actual and as adjusted basis also gives effect to a 1.57-for-1 stock split in the form of a stock dividend on July 24, 2014. This table should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds” and our historical audited and unaudited financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted
	(In thousands, except number of shares and par value)
Cash and cash equivalents(1)	$3,111	$102,514

Total long-term debt (including current maturities)(2)	38,097	—
Stockholders’ equity:
Preferred stock—$0.01 par value; 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock—$0.01 par value; 100,000,000 shares authorized, 12,464,625 issued, and 12,397,900 outstanding, actual; 100,000,000 shares authorized, 22,799,945 issued, and 22,733,220 outstanding, as adjusted(3)	124	227
Additional paid-in capital	153,169	290,566
Accumulated deficit	(10,826)	(10,826)
Less: Treasury shares, at cost, 66,725 shares	(746)	(746)

Total stockholders’ equity	141,721	279,221

Total capitalization	$179,818	$279,221

(1)	As of July 17, 2014, we had cash and cash equivalents of $1.7 million.
(2)	As of July 17, 2014, we had $68.5 million of outstanding borrowings under our revolving credit facility.
(3)	As adjusted, includes 335,320 shares of restricted common stock (based on an assumed initial public offering price equal to the midpoint of the price range presented on the cover page of this prospectus) with an aggregate value of $5,029,800 to be issued by us to our officers and directors upon the consummation of this offering.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of March 31, 2014 was approximately $109.0 million, or $8.80 per share.

Net tangible book value per share is determined by dividing our net tangible book value by our shares of common stock that will be outstanding immediately prior to the closing of this offering and after giving effect to a 1.57-for-1 stock split in the form of a stock dividend on July 24, 2014. After giving effect to the sale of the shares in this offering and the receipt of the estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses payable by us), at an assumed initial public offering price of $15.00 per share (the midpoint of the price range presented on the cover of this prospectus) our as adjusted net tangible book value as of March 31, 2014 would have been approximately $246.5 million, or $10.84 per share after giving effect to the 1.57-for-1 stock split. This represents an immediate increase in the net tangible book value of $0.01 per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $4.16 per share, resulting from the difference between the offering price and the as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering after giving effect to the 1.57-for-1 stock split:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of March 31, 2014	$8.80
Increase in net tangible book value per share attributable to new investors in this offering	2.05

As adjusted net tangible book value per share (after giving effect to this offering)		10.84

Dilution in net tangible book value per share to new investors in this offering		$4.16

The following table summarizes, on an adjusted basis as of March 31, 2014, (i) the total number of shares of common stock owned by the existing investors and to be owned by new investors at the initial public offering price of $15.00 per share and (ii) the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering, calculated before deduction of underwriting discounts, commissions and estimated offering expenses payable by us.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing investors	12,733,220	56%	$157,993,725	51.3%	$12.41
New investors in this offering	10,000,000	44	$150,000,000	48.7	15.00

Total	22,733,220	100%	$307,993,725	100%	13.55

The data in the table includes 335,320 shares of restricted common stock (based on an assumed initial public offering price equal to the midpoint of the price range presented on the cover page of this prospectus) with an aggregate value of $5,029,800 to be issued by us to our officers and directors upon the consummation of this offering, and excludes (1) 2,198,000 shares of common stock issuable upon the exercise of the GES Warrant, and (2) 2,841,575 shares of common stock reserved for issuance but unissued under our equity incentive plan, including options to purchase 963,196 shares of common stock issued thereunder, and shares of common stock issuable upon grants pursuant to performance-based awards with an aggregate target value of $3,353,200 over a three-year performance period. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 11,500,000, or approximately 47% of the total number of shares of common stock.

SELECTED HISTORICAL FINANCIAL DATA

The following table shows our selected historical financial data and that of our accounting predecessor as of and for the periods indicated. Our accounting predecessor reflects the results of GES Drilling Services, a division of Global Energy Services, Inc. For more information regarding our predecessor, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Period from January 1, 2012 Through March 1, 2012 for Our Predecessor.”

Our selected historical financial data as of and for the three months ended March 31, 2014 and March 31, 2013 were derived from our unaudited financial statements included elsewhere in this prospectus, and as of and for the year ended December 31, 2013 and December 31, 2012 were derived from our audited financial statements included elsewhere in this prospectus. Our results of operations during 2012 do not include the results of our predecessor prior to its acquisition. Although we did not commence material operations prior to March 2, 2012, we incurred expenses in connection with our private placement and acquisition activities during January and February 2012 prior to the consummation of these transactions.

The selected historical financial data of our predecessor for the period from January 1, 2012 through March 1, 2012 were derived from the audited financial statements of our predecessor included elsewhere in this prospectus. Our predecessor was engaged in a different line of business and you should not evaluate our results based on our predecessor or consider our results and those of our predecessor on a combined basis.

Our historical results are not necessarily indicative of future operating results. The share information gives effect to a 1.57-for-1 stock split in the form of a stock dividend on July 24, 2014. The selected historical financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	Successor
	Three Months Ended		Year Ended		Predecessor
	March 31, 2014	March 31, 2013	December 31, 2013	December 31, 2012	January 1, 2012 through March 1, 2012
	(in thousands)
Statement of operations data(1):
Revenues	$13,549	$8,257	$42,786	$15,123	$7,698
Operating costs	8,777	5,937	28,401	15,400	6,973
Selling, general and administrative	2,094	2,098	8,911	7,813	1,383
Depreciation and amortization	3,416	2,125	10,186	5,904	92
Asset impairment(2)	4,650	—	—	—	—
Gain on disposition of assets	(189)	(41)	(55)	—	—

Total cost and expenses	18,748	10,119	47,443	29,117	8,448

Operating loss	(5,199)	(1,862)	(4,657)	(13,994)	(750)
Interest expense, net	(394)	—	(257)	(10)	(15)
Loss on forgiveness of related party balances(3)	—	—	—	—	(6,063)
Gain (loss) on warrant derivative(4)	3	(433)	1,035	3,655	—

Loss before income taxes	(5,590)	(2,295)	(3,879)	(10,349)	(6,828)
Income tax benefit	(1,885)	(599)	(1,882)	(5,401)	(2,149)

Net loss	$(3,705)	$(1,696)	$(1,997)	$(4,948)	$(4,679)

Weighted-average number of shares outstanding (basic and diluted)			12,179	10,141
Net loss per share (basic and diluted)			(0.16)	(0.49)

Cash flow data:
Net cash provided by (used in) operating activities	$(4,737)	$1,536	$5,997	$(8,337)	$(3,857)
Net cash used in investing activities	(11,968)	(14,150)	(59,273)	(49,743)	(18)
Net cash provided by (used in) financing activities	17,086	(37)	18,599	95,486	(25)

Balance sheet data:
Total assets	$202,346	$163,988	$184,968	$167,436
Long-term debt	38,097	—	19,780	—
Total liabilities	60,625	20,472	40,096	22,736
Total stockholders’ equity	$141,721	$143,516	144,872	144,700

(1)	There are no other components of comprehensive income or loss.
(2)	Represents asset impairment expense associated with damage sustained to the mast and other operating equipment on one of our non-walking rigs during the three months ended March 31, 2014. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013—Asset Impairment.”
(3)	Represents amounts owed to our predecessor by its affiliate that were forgiven in the GES Transaction.
(4)	Represents a gain associated with the decrease in estimated fair value of the warrant to purchase approximately 2.2 million shares issued to GES in the GES Transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Historical Financial Data” and the financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Our Company

We provide land-based contract drilling services for oil and natural gas producers targeting unconventional resource plays in the United States. We construct, own and operate a premium fleet comprised entirely of newly constructed, technologically advanced, custom designed ShaleDriller™ rigs that are specifically engineered and designed to optimize the development of our customers’ most technically demanding oil and gas properties. All of our operating rigs are currently drilling in the Permian Basin, but our rigs have previously operated in the Mid-Continent region and Eagle Ford Shale. We are focused on creating stockholder and customer value through our commitment to operational excellence and our focus on safety. We believe that we are strategically positioned to take advantage of the ongoing land-rig replacement cycle as the industry upgrades legacy fleets with premium rigs. We believe we will be able to expand our fleet and grow our business due to the shortage of the type of premium rigs and drilling services that we provide.

Our standardized fleet currently consists of eleven premium rigs. Of these eleven rigs, two are currently under construction and scheduled for completion in August and November of 2014, and one is being upgraded with an integrated multi-directional walking system scheduled for completion in October 2014. After this upgrade, nine of our eleven rigs will contain our integrated multi-directional walking system that is specifically designed to optimize pad drilling for our customers. We also have the option to upgrade our two non-walking rigs after completion of their existing contracts in 2015. Every ShaleDriller™ rig in our fleet is a 1500-hp, AC programmable rig (“AC rig”) designed to be fast-moving between drilling sites and is equipped with top drives, automated tubular handling systems and blowout preventer (“BOP”) handling systems. Nine of our eleven rigs are equipped with bi-fuel capabilities (they operate on either diesel or a natural gas-diesel blend). We currently intend to use a portion of the net proceeds from this offering and available borrowing capacity under our revolving credit facility to fund the construction of up to seven additional rigs for completion in 2015.

Our first rig began drilling in May 2012 and since that time, we have averaged 96% utilization. All of our operating rigs have been contracted prior to the completion of construction, and every rig has been constructed and commenced drilling operations in accordance with our customers’ delivery requirements. All of our eleven premium rigs are currently under contract with customers, and seven of our operating rigs are currently working under contracts that represent repeat business in which our customer has either renewed the contract or contracted a second rig. Although our ShaleDriller™ rig is capable of drilling in virtually any onshore area in the U.S., we currently focus our operations on unconventional resource plays located in geographic regions that we can efficiently support from our Houston, Texas facilities in order to maximize economies of scale.

Acquisition of Rig Construction Operations and Intellectual Property

We were incorporated in November 2011 but did not have meaningful operations until March 2012. In March 2012, we acquired substantially all of the rig manufacturing and related field service assets and intellectual property (the “GES assets”) of Global Energy Services Operating, LLC (“GES”), including GES’ Houston-based manufacturing facility (the “Houston Facility”), which we currently use to construct our rig fleet. The Houston Facility is located on 14.6 acres in northwest Houston. The rig intellectual property acquired by us included the detailed rig designs, drawings and technical expertise associated with the engineering and construction of an established, fast-moving AC rig, which formed the basis for the design of our multi-directional walking ShaleDriller™ rig. We also hired substantially all of GES’ employees dedicated to the acquired operations. We believe this acquisition provided us with the necessary infrastructure and asset platform required to accelerate the introduction of our ShaleDriller™ rig into our target markets and secure initial contracts with key customers. In exchange for the GES assets, we issued approximately 1.6 million shares of our common stock and a warrant to purchase approximately 2.2 million shares of our common stock (the “GES Warrant”), and we assumed approximately $2.1 million of long-term indebtedness from GES. Because we had only limited operations before the GES acquisition and we succeeded to substantially all of the ongoing business of GES, GES is considered our predecessor for accounting purposes.

The material terms of the GES Warrant include the following:

•	An initial exercise price equal to $20.00 per share ($12.74 per share after giving effect to the 1.57-for-1 stock split);

•	A three-year term expiring March 2, 2015;

•	In addition to customary anti-dilution protection in the event of a stock split, stock dividend or reorganization, anti-dilution protection in the event of the issuance of shares of common stock for consideration below the exercise price of the warrant; and

•	A cashless exercise in connection with or following certain liquidity events, including an initial public offering of our common stock, a sale of the Company or substantially all of its assets or certain other change of control transactions.

Contemporaneously with the acquisition of the GES assets, we acquired cash balances and two drilling contracts from an affiliate, Independence Contract Drilling LLC (referred to as “RigAssetCo”) in exchange for approximately 2.4 million shares of our common stock. As a condition to the completion of these two transactions, we also closed a private placement of shares of our common stock resulting in net proceeds to us of $98.4 million. We used the net proceeds of the private placement primarily to continue the construction of our ShaleDriller™ rig fleet and expansion of our operating capacity, and to repay the indebtedness assumed from GES. We refer to the GES and RigAssetCo transactions, together with the private placement of common stock, collectively as the “GES Transaction.”

Industry Trends

Due to advances in drilling and completion techniques as well as favorable commodity prices, many E&P companies continue to invest substantial amounts of capital into onshore unconventional resource plays. As a result, land-based contract drilling providers have entered into a replacement cycle directed at replacing legacy SCR and mechanical rigs with premium rigs capable of meeting the increasing well complexity requirements of E&P companies. We believe the following industry trends have created a shortage of premium rigs and ongoing demand for our premium land-based contract drilling services:

•	Continued increases in horizontal drilling activity;

•	Shift to developmental drilling;

•	Increased use of pad drilling;

•	Shift to longer lateral lengths; and

•	Significant investments by customers demanding operational efficiency and safety.

Our Contracts and Revenues

We generate our revenues by providing contract drilling services to E&P companies operating in the United States. Unlike many of our larger competitors, we do not provide ancillary services or products along with our drilling services, such as trucking, cementing or other completion services. From time to time, our personnel have provided repair and maintenance services, and sold miscellaneous parts and products to other third-party drilling contractors. These revenues have declined over time as we focus on growing and maintaining our own fleet.

We earn our contract drilling revenues pursuant to drilling contracts entered into with our customers. Our drilling contracts were obtained through competitive bidding or as a result of negotiations with customers. Each of our rigs operates under a separate drilling contract. We perform drilling services on a “daywork” contract basis, under which we charge a fixed rate per day. The dayrate under each of our contracts is a negotiated price determined by the capabilities of the rig, location, depth and complexity of the wells to be drilled, operating conditions, duration of the contract, and market conditions. The duration of land drilling contracts can vary from “well-to-well” or for a fixed term. All of our current contracts are for periods ranging from six months to two years. Fixed-term contracts generally have a minimum term of at least six months but customarily provide for termination at the election of the customer, with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damage periods, no early termination payment would be paid to us.

Under our typical daywork contract, we earn a dayrate fee while the rig is operating, and we earn a moving rate while the rig is moving between wells or drilling locations under the contract. If the rig is on standby or is not drilling due to a force majeure event unrelated to damage to the rig, our contracts provide that we earn a rate during this period that is often equal to the moving rate.

Mobilization rates are determined by market conditions and are generally reimbursed by the customer. Our contracts typically provide for additional payments associated with this initial mobilization of a drilling rig and that we receive a demobilization fee at the end of the contract term in certain circumstances equal to the estimated cost to transport the rig from the final drilling location and to compensate us for the estimated demobilization time.

Drilling contracts typically provide that the contractor continues to earn the operating dayrate while a rig is not operating but under repair or maintenance, so long as the non-operating time due to repair and maintenance does not exceed a specified number of hours in a given day or calendar month as determined by the individual contract.

Our Operating Costs

Our costs and expenses associated with operating and maintaining our drilling rigs include labor and related payroll costs, repair and maintenance expenses, supplies, workers compensation and other insurance, ad valorem taxes and well site rental of equipment. While operating, drilling rigs operate 24 hours a day, seven days a week and incur a significant amount of “rig-level” costs directly associated with a rig’s operations. Each drilling rig typically has a crew of 22 employees, divided into two shifts, each of which works “two weeks on and two weeks off.” Each shift typically consists of a day and night crew of five employees as well as one rig manager. In general, these rig-level costs track the number of rigs that we have in operation, although there are costs, including payroll costs, associated with maintaining a rig that is not operating or is transitioning between contracts.

Some of our operating costs are not incurred at the “rig level.” These costs include expenses directly associated with our operations management team as well as our safety and maintenance personnel who are not directly assigned to our rigs but are responsible for the oversight and support of our operations and safety and maintenance programs across our fleet.

How We Evaluate our Operations

We regularly use a number of financial and operational measures to analyze and evaluate the performance of our business and compensate our employees, including the following:

•

Safety Performance. Maintaining a strong safety record is a critical component of our business strategy. We believe we are one of the few land drillers that utilizes a safety management system that complies with the Bureau of Safety and Environmental Enforcement’s SEMS II workplace safety rules. We measure safety by tracking the total recordable incident rate for our operations. In addition, we closely monitor and measure compliance with our safety policies and procedures, including “near miss” reports and job safety analysis compliance.

•	Utilization. Rig utilization measures the total amount of time that our rigs are operating under a contract during a particular period. We measure utilization by dividing the total number of Operating Days for a rig by the total number of days the rig is available for operation in the applicable calendar period. A rig is available for operation commencing on the earlier of the date it spuds its initial well following construction, or when it has been completed and is actively marketed. “Operating Days” represent the total number of days a rig is operating under a contract, beginning when the rig spuds its initial well under the contract, and ending with the completion of the rig’s demobilization. Operating Days includes non-operating days associated with repairs and maintenance, while under contract, whether a day rate is earned or not.

•	Revenue Per Day. Revenue per day measures the amount of revenue that an operating rig earns on a daily basis during a particular period. We calculate revenue per day by dividing total contract drilling revenue earned during the applicable period by the number of Operating Days in the period. Revenues attributable to costs reimbursed by customers are excluded from this measure.

•	Operating Cost Per Day. Operating cost per day measures the operating costs incurred on a daily basis during a particular period. We calculate operating cost per day by dividing total operating costs during the applicable period by the number of Operating Days in the period. Operating costs attributable to costs reimbursed by customers are excluded from this measure.

•	Adjusted EBITDA. Management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We define “EBITDA” as earnings (or loss) before interest, taxes, depreciation, and amortization, and we define “Adjusted EBITDA” as EBITDA before stock-based compensation, gain/loss on warrant derivative liability and non-cash asset impairments.

•	Operating Efficiency and Uptime. Maintaining our rigs’ operational efficiency is a critical component of our business strategy. We measure our operating efficiency by tracking each drilling rig’s unscheduled downtime on a daily, monthly, quarterly and annual basis.

Factors Affecting Comparability of Historical Operating and Financial Results

Our future results of operations may not be comparable to our historical results of operations for the reasons described below:

•	Rig Fleet Growth. Our first drilling rig began operations in May 2012, and our current drilling fleet is comprised of eleven rigs operating or under construction. During 2012, our first year of operations, we had a small number of rigs operating but incurred substantial start-up expenses and inefficiencies associated with implementing the operating structure and systems required to manage our business and growth plans. Additionally, in certain instances we rented items of equipment that we now purchase for our rigs. During 2012, these start-up expenses negatively impacted our results of operations during 2012, and the metrics we utilize to evaluate our business, including revenues per day and operating costs per day.

•

Change in Business Model from our Predecessor. We acquired our rig construction assets from GES in March 2012. Prior to that time, we did not have meaningful operations and because we succeeded to substantially all of the ongoing operations of GES, GES is considered our accounting predecessor. As such, we have presented their financial information for the period from January 1, 2012 through March 1, 2012 in this prospectus. GES operated the predecessor business as a manufacturer that manufactured and sold drilling rigs to third-party drilling contractors and recognized revenues and expenses under the percentage-of-completion method. Although we utilize the same facilities and many of the same systems as our predecessor and inherited a large part of its general and administrative overhead structure, we have a substantially different business model and revenue base from which we construct drilling rigs for our own use and do not manufacture drilling rigs for sale. We do not intend to construct drilling rigs for sale to third parties at any time in the future, and we have not done so in any of our successor historical periods presented. During the period beginning January 1, 2012 through March 1, 2012, our predecessor generated $7.7 million of revenue, of which $5.8 million related to third-party rig sales and other activities that we have never conducted and do not intend to conduct. Our predecessor expensed rig construction costs, including overhead costs directly associated with the manufacture of rigs, as operating costs as incurred. We capitalize such costs as additions to our rig fleet during the construction period. Accordingly, we do not believe our accounting predecessor’s historical financial information presented in this prospectus is indicative of the use of assets by us subsequent to their acquisition. During the period from January 1, 2012 through March 1, 2012, our predecessor recognized $5.8 million of revenue and $5.8 million of costs associated with the construction of rigs for sale to third parties. In addition, as part of the GES Transaction, GES paid us to provide to it certain transition services for a short period of time. We recognized $1.5 million in revenues in 2012 associated with these transition services. We received no revenues from these services since 2012 and do not expect to receive any revenues in the future from such services.

•	Increased Operating Costs Associated with Acceleration of Rig Construction. We intend to utilize the proceeds from this offering and borrowings under our existing revolving credit facility to fund the construction of up to seven additional ShaleDriller™ rigs for completion in 2015, which will accelerate the growth of our drilling fleet. In addition to our rig crews who participate in our rig construction process, we also hire and train additional highly skilled spare crew personnel to work on our drilling rigs and eventually be assigned as permanent members of drilling crews. During the three months ended March 31, 2014, the total costs associated with these additional personnel were approximately $0.3 million, and during the fiscal year ended December 31, 2013, the total costs associated with these additional personnel were approximately $1.3 million. We expect to increase our investment in this program in 2014 and 2015 as we expand the pace at which we construct and introduce rigs into our fleet, which we believe will require incrementally greater investment in training additional rig personnel. These costs are included in our direct operating costs, but we analyze them separately and thus exclude them when calculating our operating cost per day metrics.

•	Increase in Warrant Derivative Liability. In connection with the acquisition of our rig construction assets and intellectual property from GES in the GES Transaction, we issued the GES Warrant to purchase approximately 2.2 million shares of our common stock for an exercise price of $12.74 per share, which expires on March 2, 2015. The terms of the warrant contain an anti-dilution feature that provides for a reduction in the exercise price or number of shares if we issue shares of common stock for a price below the then-current warrant exercise price or if we issue new warrants or other convertible instruments with a lower exercise or conversion price. As a result of this feature, we account for the warrant as a liability that is recorded at fair value on each reporting date. Subsequent increases and decreases in the fair value of the GES Warrant are recorded as other expense or other income for the period, as applicable. We recorded a non-cash gain of approximately $3,000 during the first quarter of 2014 and a non-cash loss of $0.4 million during the first quarter of 2013, respectively. We recorded a non-cash gain of $1.0 million and $3.7 million for the years ended December 31, 2013 and December 31, 2012, respectively. The significant inputs used to calculate the fair value of the GES Warrant include the estimated share price on the valuation date, expected volatility, risk-free interest rate and management’s assumptions regarding the likelihood of a future repricing of these warrants pursuant to the adjustment provision. On March 31, 2014, we estimated the fair value of the warrant to be $3.2 million. Assuming we had issued shares of our common stock at an initial price to the public of $15.00 per share on March 31, 2014, representing the midpoint of the price range presented on the cover of this prospectus, we estimate the fair value the warrant would have increased to $6.4 million, and we would have recognized $3.3 million of additional non-cash expense during the first quarter of 2014. If our initial price to the public was $1.00 higher or $1.00 lower, we estimate such additional non-cash expense that would have been required would be $5.0 million or $1.7 million, respectively.

•	Costs Associated with Becoming a Public Company. We expect that our general and administrative expenses will increase as a result of being a publicly traded company, including expenses to comply with reporting obligations under the Securities Exchange Act of 1934, as amended, expenses associated with Sarbanes-Oxley Act of 2002 compliance, expenses associated with listing on the New York Stock Exchange, additional personnel costs, independent auditors fees, legal fees, investor relations expenses, registrar and transfer agent fees, and director and officer liability insurance costs.

•	Changes in Components of our Executive and Director Compensation. Certain of the equity awards granted to directors, executives and employees in 2012 and 2013 will vest upon completion of this offering and will result in the acceleration of any unrecognized compensation expense associated with these awards. Assuming this offering occurred on March 31, 2014, we would have recognized an additional $0.4 million in non-cash stock-based compensation expense associated with this accelerated vesting.

Results of Operations

The following chart summarizes our financial and operating data for the three months ended March 31, 2014 and 2013 and for the years ended December 31, 2013 and 2012 as well as the financial data for our predecessor for the period from January 1, 2012 through March 1, 2012:

	Successor
	Independence Contract Drilling, Inc.
	Three Months Ended						Year Ended						Predecessor
	March 31, 2014%			March 31, 2013%			December 31, 2013%			December 31, 2012%			January 1, 2012 through March 1, 2012
	(dollars in thousands, except operating data)
Revenues(1)	$13,549	100%		$8,257	100%		$42,786	100%		$15,123	100%		$7,698
Costs and Expenses
Operating costs(2)	8,777	65%		5,937	72%		28,401	66%		15,400	102%		6,973
Selling, general and administrative(3)	2,094	15%		2,098	25%		8,911	21%		7,813	52%		1,383
Depreciation and amortization(4)	3,416	25%		2,125	26%		10,186	24%		5,904	39%		92
Asset impairment(5)	4,650	34%		—	0%		—	0%		—	0%		—
Gain on disposition of assets	(189)	(1%	)	(41)	(0%	)	(55)	(0%	)	—	0%		—

Total cost and expenses	18,748	138%		10,119	123%		47,443	111%		29,117	193%		8,448

Operating loss	(5,199)	(38%	)	(1,862)	(23%	)	(4,657)	(11%	)	(13,994)	(93%	)	(750)
Interest expense, net	(394)	(3%	)	—	0%		(257)	(1%	)	(10)	(0%	)	(15)
Loss on forgiveness of related party balances(6)	—	0%		—	0%		—	—		—	—		(6,063)
Gain (loss) on warrant derivative(7)	3	0%		(433)	(5%	)	1,035	2%		3,655	24%		—

Loss before income taxes	(5,590)	(41%	)	(2,295)	(28%	)	(3,879)	(9%	)	(10,349)	(68%	)	(6,828)
Income tax benefit	(1,885)	(14%	)	(599)	(7%	)	(1,882)	(4%	)	(5,401)	(36%	)	(2,149)

Net loss(8)	$(3,705)	(27%	)	$(1,696)	(21%	)	$(1,997)	(5%	)	$(4,948)	(33%	)	$(4,679)

Other financial and operating data
Adjusted EBITDA(9)	$3,315			$683			$7,280			$(6,207)
Number of completed rigs (end of period)(10)	6			4			7			4
Rig operating days(11)	607			327			1,745			472
Average number of operating rigs(12)	6.74			3.63			4.78			1.29
Rig utilization(13)	100%			91%			96%			97%
Average revenue per operating day(14)	$20,918			$22,740			$21,351			$19,528
Average cost per operating day(15)	$12,697			$13,187			$12,632			$15,787
Average rig margin per operating day	$8,221			$9,553			$8,719			$3,740

(1)	Includes revenues associated with repair and maintenance services and product sales to third-party drilling contractors of $3.2 million and $4.0 million during the year ended 2013 and the year ended 2012, respectively. Also includes $1.5 million of revenue in 2012 relating to transition services provided to GES. Predecessor includes $5.8 million of revenue under long-term construction contracts.

(2)	Includes costs directly related to providing repair and maintenance services and product sales to third-party drilling contractors of $2.1 million and $2.9 million during the year ended 2013 and the year ended 2012, respectively. Predecessor includes manufacturing cost of sales under long-term construction contracts of $5.8 million.
(3)	Includes non-cash stock-based compensation of $1.8 million and $1.6 million during the year ended 2013 and the year ended 2012, respectively. The year ended 2012 also includes $0.2 million of costs expensed in connection with the GES Transaction.
(4)	Includes amortization expense associated with intangible assets acquired in the GES Transaction of $2.7 million and $3.8 million during the year ended 2013 and the year ended 2012, respectively. See “—Acquisition of Rig Construction Operations and Intellectual Property.”
(5)	Represents asset impairment expense associated with damage sustained to the mast and related equipment of one of our non-walking rigs during the three months ended March 31, 2014.
(6)	Represents amounts owed to our predecessor by its affiliate that were forgiven in the GES Transaction.
(7)	Represents a gain associated with the decrease in estimated fair value of the warrant to purchase approximately 2.2 million shares issued to GES in the GES Transaction.
(8)	There are no other components of comprehensive income or loss.
(9)	Adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization and other non-cash items (non-cash stock based compensation and gain on warrant derivative liability), is not defined by generally accepted accounting principles (“GAAP”). Please see “Prospectus Summary—Summary Historical Financial Data—Non-GAAP Financial Measure” for a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income for each of the periods indicated.
(10)	Number of completed rigs as of March 31, 2014 decreased by one compared to the number of completed rigs as of December 31, 2013, reflecting the removal of one of our non-walking rigs from our fleet during the pendecy of its upgrade with a new substructure that includes a multi-directional walking system.
(11)	Rig operating days represent the number of days that our rigs are operating under a contract.
(12)	Average number of operating rigs is calculated by dividing the total number of rig operating days in the period by the total number of calendar days in the period.
(13)	Rig utilization percentage is calculated as the total number of days our drilling rigs are operating under a contract during the applicable period divided by the total number of days our drilling rigs are available in the applicable period.
(14)	Average revenue per operating day represents total contract drilling revenues earned during the period divided by total operating days in the period. The following revenues are excluded in calculating average revenue per operating day; (i) revenues associated with reimbursement of out-of-pocket costs paid by customers of $0.7 million and $0.3 million during the three months ended March 31, 2014 and 2013, respectively, and $2.4 million and $0.8 million during the year ended 2013 and 2012, respectively, (ii) direct revenues associated with repair and service and other revenues from third-party drilling contractors of $0.2 million and $0.5 million during the three months ended March 31, 2014 and 2013, respectively $3.2 million and $4.0 million during the year ended 2013 and 2012, respectively, and (iii) revenues relating to transition services provided to GES of $1.5 million in 2012.
(15)	Average cost per operating day represents total direct operating costs incurred during the period divided by total operating days in the period. The following costs are excluded in calculating average cost per operating day: (i) costs relating to out-of-pocket costs reimbursed by customers of $0.7 million and $0.3 million during the three months ended March 31, 2014 and 2013, respectively, and $2.4 million and $0.8 million during the year ended 2013 and 2012, respectively, (ii) non-recurring rentals of drilling equipment of $0.3 million during the three months ended March 31, 2013 and $0.5 million and $0.9 million during the year ended 2013 and 2012, respectively, (iii) new crew training costs of $0.3 million and $0.6 million during the three months ended March 31, 2014 and 2013, respectively, and $1.3 million during the year ended 2013, (iv) direct operating costs associated with repair and service and other revenues from third-party drilling contractors of $0.1 million and $0.4 million during the three months ended March 31, 2014 and 2013, respectively, and $2.1 million and $2.9 million during the year ended 2013 and 2012, respectively, and (v) startup costs of $2.5 million during the year ended 2012 incurred prior to a newly constructed rig commencing operations.

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Revenues

Revenues for the three months ended March 31, 2014 were $13.5 million, representing a 64.1% increase over the three months ended March 31, 2013 revenues of $8.3 million. This increase was directly related to the addition of drilling rigs to our fleet between March 31, 2013 and March 31, 2014, which is reflected in the increase in our average number of operating rigs to 6.74 during the three months ended March 31, 2014 compared to 3.63 during the three months ended March 31, 2013. On a revenue per operating day basis, our revenues decreased to $20,918 per day during the three months ended March 31, 2014, representing an 8% decrease compared to the three months ended March 31, 2013 revenues of $22,740 per day. This decrease resulted primarily from a decrease in dayrate associated with our non-walking rigs.

Operating Costs

Operating costs for the three months ended March 31, 2014 were $8.8 million, representing a 47.8% increase over the three months ended March 31, 2013 operating costs of $5.9 million. This increase was directly related to the addition of drilling rigs to our fleet between March 31, 2013 and March 31, 2014. On a cost per operating day basis, our cost per operating day decreased to $12,697 per day during the three months ended March 31, 2014, representing an 3.8% decrease compared to the three months ended March 31, 2013 cost per operating day of $13,187. This decrease is due to our achieving greater efficiencies and economies of scale as we instituted new operating policies and procedures through 2013 and the first quarter of 2014.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2014 and March 31, 2013 were $2.1 million. As a percentage of revenue, selling, general and administrative expenses decreased to 15% during the three months ended March 31, 2014 from 25% during the three months ended March 31, 2013. This decrease is due to our achieving greater economies of scale as we continued expanding our operating rig fleet and associated revenues.

Depreciation and Amortization

Depreciation and amortization for the three months ended March 31, 2014 was $3.4 million, representing a 60.8% increase compared to the three months ended March 31, 2013 depreciation and amortization of $2.1 million. This increase was related to the introduction of new drilling rigs constructed by us throughout 2013. We begin depreciating our rigs when they commence drilling operations.

Asset Impairment

On March 9, 2014, one of our non-walking drilling rigs suspended drilling operations due to damage to its mast and other operating equipment. We believe the cost to repair this rig is covered by insurance, subject to a $250,000 deductible. During the period that this rig is under repair, we are upgrading it by adding a substructure and other equipment to this rig that includes a multi-directional walking system. The cost of the upgrades will not be covered by insurance. The rig has been recontracted and will resume operations as soon as the required repairs and upgrades are complete, which we expect to occur in October 2014. We recorded an asset impairment charge of $4.7 million during the three months ended March 31, 2014, representing a preliminary estimate of the damage the rig sustained. The amount of insurance proceeds to be received was not determinable at March 31, 2014, thus no insurance receivable was recorded as of March 31, 2014.

Interest Expense, net

Interest expense, net for the three months ended March 31, 2014 was $0.4 million, and was negligible in the three months ended March 31, 2013. We did not borrow under our revolving credit facility until July 2013.

Gain (loss) on Warrant Derivative

As part of the consideration paid to GES for their contribution of our rig construction operations and intellectual property, we issued to GES a warrant to purchase approximately 2.2 million shares of our common stock, which expires on March 2, 2015. The terms of this warrant contained a feature that allows the exercise price to be adjusted in the event we issued any shares of common stock at a price below $12.74 per share during the term of the warrant. As a result of this feature, we have accounted for the warrant as a derivative liability on our balance sheet and have recorded changes in fair value each reporting period through earnings. At March 31, 2014, the fair value of the warrant was estimated at $3.2 million, which resulted in us recording a gain of approximately $3,000 in the first quarter of 2014. At March 31, 2013, the fair value of the warrant was estimated at $4.7 million, and we recorded a non-cash loss of $0.4 million for the first quarter of 2013.

Income Tax Benefit

The income tax benefit recorded for the three months ended March 31, 2014 amounted to $1.9 million compared to an income tax benefit of $0.6 million for the three months ended March 31, 2013. The effective tax rates for the three months ended March 31, 2014 and 2013 were 33.7% and 26.1%, respectively. The effective tax rates, excluding the gain or loss on the warrant derivative, for the three months ended March 31, 2014 and 2013 were 33.7% and 32.2%, respectively. The non-cash gain or loss on the warrant derivative had no effect on the recorded income taxes in 2014 or 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Revenues for the year ended 2013 were $42.8 million, representing a 182.9% increase over 2012 revenues of $15.1 million. This significant increase was directly related to the steady addition of drilling rigs into our operating fleet during 2012 and 2013, which is reflected in the increase in our average number of operating rigs to 4.78 during 2013 compared to 1.29 during 2012.

Operating Costs

Operating costs for the year ended 2013 were $28.4 million, representing an 84.4% increase over 2012 operating costs of $15.4 million. This significant increase was directly related to the steady addition of drilling rigs into our operating fleet during 2012 and 2013. On a cost per operating day basis, our operating cost per day decreased to $12,632 per day during the year ended December 31, 2013, representing a 20% decrease compared to 2012 operating cost per day of $15,787. This decrease is due to greater efficiencies and economies of scale realized by us as we instituted new operating policies and procedures through 2012 and 2013. We also incurred significant startup costs in 2012 that were not duplicated in 2013.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended 2013 were $8.9 million, representing a 14.1% increase over 2012 selling, general and administrative expenses of $7.8 million. During 2012, we incurred $0.2 million of expenses associated with the GES Transaction, as well as $0.6 million in severance, legal and other office closure expenses associated with the relocation of our Oklahoma City office to Houston. The increase in 2013 reflects a full year of operations as compared to 2012 in which we did not have substantial overhead until completion of the GES Transaction in March 2012. We also recognized increased incentive compensation and bonus expenses of $1.1 million compared to the prior year period.

Depreciation and Amortization

Depreciation and amortization for the year ended 2013 was $10.2 million, representing a 72.5% increase compared to the year ended 2012. This increase was directly related to the steady introduction of new drilling rigs constructed by us throughout 2012 and 2013. We begin depreciating our rigs when they commence drilling operations.

Interest Expense, net

Interest expense, net for the year ended 2013 was $0.3 million, and was negligible in 2012. We did not borrow under our revolving credit facility until July 2013.

Gain on Warrant Derivative

As part of the consideration paid to GES for their contribution of our rig construction operations and intellectual property, we issued to GES a warrant to purchase approximately 2.2 million shares of common stock, which expires on March 2, 2015. The terms of this warrant contained a feature that would allow the exercise price to be adjusted in the event we issued any shares of common stock at a price below $12.74 per share during the term of the warrant. As a result of this feature, we have accounted for the warrant as a derivative liability on our balance sheet and have recorded changes in fair value each reporting period through earnings. The fair value of the warrant on the March 2, 2012 date of issuance was estimated at $7.9 million. At December 31, 2012, the fair value of the warrant was estimated at $4.2 million, which resulted in us recording a non-cash gain of $3.7 million for the year ended 2012. At December 31, 2013, the fair value of the warrant was estimated at $3.2 million, and we recorded a non-cash gain of $1.0 million for the year ended 2013.

Income Tax Benefit

The income tax benefit recorded in 2013 amounted to $1.9 million compared to an income tax benefit of $5.4 million in 2012. The effective tax rates for the years ended 2013 and 2012 were 48.5% and 52.2%, respectively, as a result of lower state income taxes. The effective tax rate, excluding the gain on the warrant derivative, in 2013 was 38.3% compared to 38.6% in 2012. The non-cash gain on the warrant derivative had no effect on the recorded income taxes in 2013 or 2012.

Period from January 1, 2012 Through March 1, 2012 for Our Predecessor

We acquired our rig manufacturing assets from GES in March 2012. Prior to that time, we did not have meaningful operations, and as a result GES is considered our accounting predecessor and we have presented their financial information as of March 1, 2012 and the period from January 1, 2012 through March 1, 2012 in this prospectus. GES operated the predecessor business as a third-party manufacturer who manufactured and sold drilling rigs to third-party drilling contractors and recognized revenues and expenses under the percentage-of-completion method.

Revenue and Operating Expenses. During the period from January 1, 2012 through March 1, 2012, GES had two rigs under construction, which were partially complete on March 1, 2012 and ultimately acquired by us in connection with the GES Transaction. Revenues and costs during this period associated with these two rigs were accrued by GES based upon the percentage-of-completion method of accounting. During this period, GES recognized $7.7 million of revenue, including $5.8 million associated with these two drilling rigs, as well as $7.0 million of operating costs, including $5.8 million associated with these two drilling rigs. The revenues and costs not related to the two rigs under construction consisted of repair and service work and product sales to third-party drilling contractors.

Liquidity and Capital Resources

We were incorporated in November 2011 and acquired our rig manufacturing intellectual property and operations in March 2012 in connection with the GES Transaction. In connection with the GES Transaction, we contemporaneously completed a private placement of our common stock for net cash proceeds to us of approximately $98.4 million. In addition, we acquired $17.1 million in cash balances from RigAssetCo. These net proceeds from the private placement and the cash received from RigAssetCo were used to fund construction of our rigs and for working capital purposes.

Our primary sources of capital to date have been funds received from our initial private placements of common stock as well as borrowings under our revolving credit facility. During 2012, we did not generate positive operating cash flows due to the start-up nature of our operations. During 2013, as our operating rig fleet grew and we realized the benefits of the operating systems and controls and organizational culture we were implementing, we began to generate positive net cash flows from operations.

Our principal use of capital has been the construction of land drilling rigs and associated equipment and equipment inventories required to support our growing drilling operations. Our first drilling rig was completed and began operating in May 2012. As of December 31, 2012, we had four rigs completed and two under construction. As of March 31, 2014 and December 31, 2013, we had seven rigs completed and two rigs under construction. We currently have nine completed ShaleDriller™ rigs and two additional rigs under construction. In addition, one of our existing rigs is currently being retrofitted with a new substructure and multi-directional walking system.

The following tables summarizes our various cash flows:

	Three Months Ended		Year Ended
	March 31, 2014	March 31, 2013	December 31, 2013	December 31, 2012
Net cash provided by (used in) operating activities	$(4,737)	$1,536	$5,997	$(8,337)
Net cash used in investing activities	(11,968)	(14,150)	(59,273)	(49,743)
Net cash provided by (used for) financing activities	17,086	(37)	18,599	95,486

Net Cash Provided By (Used In) Operating Activities

The major factors affecting our operating cash flows include the number of rigs we have operating and our dayrates and operating costs. During 2012, our operating activities did not generate positive cash flows, reflecting the start-up nature of our operations. During that period, we only had an average of 1.29 rigs operating during the entire calendar year. During 2013, our operations generated $6.0 million in net operating cash flows, which reflected the continued growth in our rig fleet. During that period, we had an average of 4.78 rigs operating during the calendar year. Net cash used in operating activities for the three months ended March 31, 2014 is primarily attributable to vendor advances and timing of accounts payable.

Net Cash Used In Investing Activities

Our primary investing activities relate to the construction of new rigs as we continue to expand our operating rig fleet. Each new rig includes a full complement of drilling tubulars and inventory of spare parts and supplies. In addition, we also maintain an inventory of capital spare rig components and tubulars, which support our entire rig fleet in the event any critical component of one of our rigs is damaged or requires repair.

Construction of our first two rigs began by GES in November 2011 and were completed by us following the GES Transaction. During 2012, we spent $66.9 million on capital expenditures to fund the completion of four ShaleDriller™ rigs, plus building our inventory of spare rig equipment and tubulars. We also had two additional rigs in various stages of construction during 2012. The expenditures were partially offset by the $17.1 million in cash we received as part of the GES Transaction and the $0.04 million we received from the sale of certain equipment during 2012.

During 2013, we spent $59.7 million on capital expenditures to fund the completion of three additional ShaleDriller™ rigs as well as began construction on two additional rigs, and to fund expansion our inventory of spare rigs equipment and spare tubular inventory. This amount was partially offset by the approximately $0.4 million we received from the sale of miscellaneous equipment during 2013. In the first quarter of 2014 we spent $12.4 million on capital expenditures to fund the completion of an additional ShaleDriller™ rig and to begin the construction of a second ShaleDriller™ rig scheduled to be completed in May 2014. This amount was partially offset by $0.5 million we received from the sale of certain assets in February 2014. In the first quarter of 2013 we spent $14.4 million on capital expenditures to fund the completion of a ShaleDriller™ rig and to begin the construction of a second ShaleDriller™ rig which was completed in May 2013. This amount was partially offset by $0.3 million we received from proceeds on the sale of assets.

Net Cash Provided by Financing Activities

During 2012, we received $98.4 million in net cash proceeds from our private placement in March 2012. These net proceeds were partially offset by repayments of debt and the repurchase of common stock. In May 2013, we entered into our revolving credit facility, and during 2013 we had cash flows from our borrowings under the revolving credit facility, net of repayments and deferred financing costs, of $18.6 million. In the first quarter of 2014, we had cash flows from our borrowings under the revolving credit facility, net of repayments and deferred financing costs, of $17.1 million. Net cash used for financing activities during the first quarter of 2013 was negligible as we did not enter into our credit facility until May 2013.

Future Liquidity Requirements

We expect our future capital and liquidity needs to be related to funding capital expenditures for new rigs, operating expenses, expansion of our critical spare and tubular goods inventories, working capital and general corporate purposes. Following completion of this offering, we plan to complete in 2014 the construction of our two rigs currently under construction, complete the current upgrade of one of our rigs to add an integrated multi-directional system and commence building up to an additional seven rigs for completion in 2015, assuming market conditions remain attractive for new construction, as well as fund capital expenditures associated with our inventory of critical spare parts and maintenance capital expenditures for our existing rigs. Historically, the average total “all in” capital expenditures incurred by us to construct a ShaleDriller™ rig fully equipped with a multi-directional walking system and bi-fuel system and deliver that rig fully equipped and ready to spud its first well has been approximately $18.8 million. This includes the cost of constructing the base rig, the purchase of all tubulars, crew housing and other assets and equipment typically purchased by a drilling contractor, all crew costs and direct labor associated with the construction of the rig and its full testing and commissioning, all overhead directly associated with the construction of the rig, capitalized interest and all applicable taxes and transportation costs associated with the rig’s construction. Our tenth and eleventh rigs, scheduled for delivery in August 2014 and November 2014, respectively, are being equipped with 7500psi rated mud pumps and circulating systems. This increased pressure rating and capability is beneficial when drilling extended lateral length in horizontal wells that require use of mud mothers that are powered based upon hydraulic pressure provided by the drilling rig. These or other additional features will result in incremental costs per rig. We currently intend to include this feature in all of our future rigs.

We intend to fund these planned construction activities, as well as our operating expenses, working capital and other corporate expenses utilizing a portion of the net proceeds from this offering, borrowings under our revolving credit facility and cash flow from operations. We plan to utilize a portion of the proceeds from this offering to repay all outstanding amounts under our revolving credit facility, and following this repayment expect to have approximately $70.7 million in cash and $89.2 million available for borrowings under our $125.0 million revolving credit facility.

We will have the operational capacity to construct additional rigs beyond our planned rigs. We expect to construct additional rigs for delivery during 2016 based on then-current market conditions, including our ability to secure new contracts. Depending upon the level of rig deliveries in 2016 as well as the tenor of our existing contracts, we expect that cash flows from our operations in addition to prudent levels of external financing, will be required to fund such construction.

Long-Term Debt

In May 2013, we entered into a revolving credit facility with a syndicate of banks led by CIT Finance, LLC as administrative agent. As amended, the commitment under the revolving credit facility is $125.0 million, with the final $15.0 million of commitments becoming available upon us raising an additional $40.0 million of funds in the form of equity or indebtedness junior in ranking to indebtedness under the revolving credit facility, which would be satisfied upon completion of this offering. This credit facility matures in February 2017. As of July 17, 2014, we had $68.5 million of outstanding borrowings under our revolving credit facility.

Borrowings under the revolving credit facility are subject to borrowing base which is calculated as follows:

(1)	Up to 85% of eligible receivables, plus

(2)	Up to 75% of the appraised net forced liquidation value of eligible rig equipment, less

(3)	Reserves established by the administrative agent in its permitted discretion, less

(4)	The aggregate maximum undrawn amount of all outstanding letters of credit.

The obligations under the revolving credit facility are secured by first priority liens on all shares of capital stock of each of our material present and future subsidiaries and substantially all of our assets, including all of our drilling rigs and equipment.

The revolving credit facility contains various covenants that limit our ability to: grant certain liens; make certain loans, acquisitions, capital expenditures and investments; enter into any sale leaseback transactions; pay cash dividends; enter into transactions with affiliates; redeem stock; purchase, redeem, defease or prepay other indebtedness; change accounting policies and reporting practices; amend organizational documents; merge or consolidate with or into a third party or allow any material change in the character of our business; or engage in certain asset dispositions, including a sale of all or substantially all of our assets. Additionally, the revolving credit facility limits our ability and that of certain of our subsidiaries to incur additional indebtedness.

Our revolving credit facility also contains covenants that, among other things, require us to maintain specified ratios or conditions as follows:

•	maintenance capital expenditures must not exceed $2.0 million in the year ended December 31, 2014, $3.0 million in the year ended December 31, 2015, and $3.0 million for the period beginning January 1, 2016 and ending on February 21, 2017, the maturity date;

•	our fixed charge coverage ratio must not exceed 1.10 to 1.00 as of the last day of any calendar month;

•	our rig utilization must be no less than 75% for any six-month period ending on the last day of each calendar month; and

•	we must maintain minimum average monthly EBITDA (as defined therein) amounts, which increase as specified in our revolving credit facility.

We do not expect that the restrictions and covenants will impair, in any material respect, our ability to operate or react to opportunities that might arise.

Events of default under the revolving credit facility include:

•	failure to pay principal or interest when due;

•	a representation or warranty is proven to be incorrect when made;

•	failure to comply with the financial and operational covenants;

•	occurrence of a bankruptcy or insolvency event;

•	rendering of a judgment against the Company or a subsidiary, in excess of $250,000, that goes unpaid for thirty (30) days;

•	occurrence of a change in control (defined as (i) acquisition by a person or group of affiliated persons of common stock representing 50% or more of the voting and economic power of the company, on a fully diluted basis; (ii) acquisition by a person or group of affiliated persons of the power to elect, designate or appoint a majority of the directors to serve on the Company’s board of directors, or (iii) the Company ceasing to own 100% of the outstanding stock of any subsidiary covered under the revolving credit facility);

•	specified ERISA events relating to our employee benefit plans that could reasonably be expected to result in a material adverse effect;

•	the loan documents cease to be in full force and effect;

•	our failing to create a valid and perfected first priority security interest, except in limited circumstances;

•	any of our directors or officers are indicted or convicted of fraud or dishonesty in connection with our business;

•	an uninsured loss or any other event occurs that causes, or would reasonably be expected to cause, a material adverse effect (as defined therein); and

•	the subordination provisions of any agreement governing junior capital (as defined therein) are revoked, invalidated, or contested as to their enforceability, or the indebtedness under the revolving credit facility is subordinated for any reason.

If an event of default occurs and is continuing, then a majority of the lenders have the right, among others, to (1) terminate the commitments under the revolving credit facility, (2) accelerate and require us to repay all the outstanding amounts owed under any loan document (provided that in limited circumstances with respect to insolvency and bankruptcy such acceleration is automatic), and (3) require us to cash collateralize any outstanding letters of credit.

At our election, interest under the revolving credit facility will be determined by reference to the London Interbank Offered Rate (“LIBOR”) plus 4.50% per annum, or the “base rate,” which is the prime rate, plus, in each case, 3.50% per annum. Interest is payable monthly for base rate loans and at the applicable maturity date for LIBOR loans, which may be, at our election, one, two or three months.

As of March 31, 2014, we were in compliance with our covenants under our revolving credit facility.

Contractual Obligations and Off Balance Sheet Arrangements

As of December 31, 2013, we had contractual obligations as described below. Our obligations include off balance sheet arrangements whereby the liabilities associated with non-cancelable operating leases and unconditional purchase obligations are not fully reflected in our balance sheets.

Contractual Obligations	2014	2015	2016	2017	2018	2019+	Total
Long-term debt(1)	$—	$—	$19,780	$—	$—	$—	$19,780
Interest on long-term debt	1,138	1,108	513	—	—	—	2,759
Operating leases	204	184	62	—	—	—	450
Purchase obligations	6,100	—	—	—	—	—	6,100

Total contractual obligations	$7,442	$1,292	$20,355	$—	$—	$—	$29,089

(1)	Our revolving credit facility was amended in February 2014, and the maturity of these borrowings was extended to February 2017.

Our long-term debt as of December 31, 2013 consisted of amounts due under our revolving credit facility. Interest on long-term debt related to our estimated future contractual interest obligations on long-term indebtedness outstanding as of December 31, 2013 under our revolving credit facility. Our operating leases relate primarily to real estate and vehicles. Our purchase obligations relate primarily to outstanding purchase orders for rig equipment or components ordered but not received.

Critical Accounting Policies and Accounting Estimates

The financial statements are impacted by the accounting policies and estimates and assumptions used by management during their preparation. These estimates and assumptions are evaluated on an on-going basis. Estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities if not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of the critical accounting policies and estimates used in our financial statements. Other significant accounting policies are summarized in Note 2 to the financial statements.

Capitalized Interest

The Company capitalizes interest expense related to rig construction projects. Interest expense is capitalized during the construction period based on the weighted average interest rate of the related debt. Capitalized interest for the year ended December 31, 2013 amounted to $0.4 million. No interest expense was capitalized during the year ended December 31, 2012. Capitalized interest for the three months ended March 31, 2014 amounted to $0.2 million. No interest was capitalized during the three months ended March 31, 2013.

Goodwill

Goodwill represents the excess of the purchase price paid in connection with the acquisition of assets from GES over the fair value of the net assets assumed or created. Goodwill is not amortized, but rather tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may exceed fair value. Certain qualitative factors are considered in determining whether a two-step quantitative goodwill impairment test should be performed. While we did not record any goodwill impairment charges for the years ended December 31, 2013 or December 31, 2012, a prolonged period of lower oil and natural gas prices could adversely affect the demand for our services and could result in goodwill impairment charges in the future.

Intangible Assets

Identified intangible assets with determinable lives consist of drilling contracts and rig construction intellectual property obtained in connection with the acquisition of assets from GES. Intangibles related to the drilling contracts were amortized over their estimated useful lives of six months while the identified intangibles related to the rig manufacturing intellectual property are being amortized on a straight-line basis over their estimated useful lives of ten years. The identifiable intangibles will be evaluated for impairment at the end of each reporting period if events occur or circumstances change that would more likely than not reduce the fair value of the intangibles below their carrying amount.

Revenue and Cost Recognition

The Company’s revenues are principally derived from contract drilling services, as well as product sales, and field services provided to third parties. We provided transitional services to GES during 2012 pursuant to a transitional services agreement entered with GES.

The Company records contract drilling revenue for daywork contracts daily as work progresses. For certain drilling contracts, the company receives lump-sum payments for the mobilization of rigs and other drilling equipment. Revenue and costs associated with the mobilization period are deferred and recognized over the term of the related drilling contract. Mobilization costs incurred to relocate rigs and other equipment when a contract has not been secured are expensed as incurred.

The Company records revenue from the sale of equipment, components and parts sold to customers when title and risk of loss has passed to the customer, collectability is reasonably assured, pricing is fixed and the products have been shipped or delivered to customers, as applicable. The Company records revenue from services performed when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, pricing is fixed or determinable and collectability is reasonably assured.

Depreciation and Amortization

We account for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets considering the estimated salvage value of the related property, plant and equipment. Depreciation of property, plant and equipment is recorded based on the following estimated useful lives:

Estimated Useful Life
Buildings	20-39 years
Drilling rigs and related equipment	5-20 years
Machinery, equipment and other	3-7 years
Vehicles	2-5 years
Software	2-7 years

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, the Company records deferred income taxes based upon differences between the financial reporting basis and tax basis of assets and liabilities, and uses enacted tax rates and laws that the Company expects will be in effect when it realizes those assets or settles those liabilities. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized.

Stock-Based Compensation

We have granted stock-based awards to key employees and non-employee directors as part of their compensation. The fair value of stock option awards is determined using the Black-Scholes option pricing model and the fair value of restricted stock awards is determined based on the estimated fair value of our common stock on the date of grant. We amortize the fair value of stock option awards and restricted stock awards to compensation expense on a straight-line basis over the vesting period. At December 31, 2013, unrecognized compensation cost related to unvested stock options and restricted stock was $1.8 million and $1.7 million, respectively. At March 31, 2014 and 2013, unrecognized compensation cost related to unvested stock options and restricted stock was $0.5 million and $0.4 million, respectively. In the absence of this initial public offering, we would expect to recognize this cost over a weighted-average period of 1.1 and 2.1 years, respectively. However, we expect to recognize accelerated stock-based compensation expense in connection with this offering during the period in which such event occurs, as the vesting of certain awards will accelerate upon the consummation of this initial public offering.

New Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU 2013-11 states that an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward, if available at the reporting date under the applicable tax law to settle any additional income taxes that would result from the disallowance of a tax position. If the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability. The amendments in ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect ASU 2013-11 to have a material impact on our financial position or results of operations.

Impact of Inflation

Inflation has not had a significant impact on our operations during the two years in the period ended December 31, 2013. We believe that inflation will not have a significant near-term impact on our financial position.

We attempt to secure favorable prices through advanced ordering and purchasing for our drilling rig components. While these materials have generally been available at acceptable prices, there is no assurance the prices will not vary significantly in the future. Any fluctuations in market conditions causing increased prices in materials and supplies could have a material adverse effect on our future operating costs.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to a variety of market risks including risks related to potential adverse changes in interest rates and commodity prices. We actively monitor exposure to market risk and continue to develop and utilize appropriate risk management techniques. We do not use derivative financial instruments for trading or to speculate on changes in commodity prices.

Interest Rate Risk

Total long-term debt at December 31, 2013 included $19.8 million of floating-rate debt attributed to borrowings at an average interest rate of 5.2%. Total long-term debt at March 31, 2014 included $38.1 million of floating-rate debt attributed to borrowing at an average interest rate of 5.2%. As a result, our annual interest cost in 2014 will fluctuate based on short-term interest rates.

The impact on annual cash flow of a 10% change in the floating-rate (approximately 0.52%) would be approximately $0.1 million annually based on the floating-rate debt and other obligations outstanding at December 31, 2013; however, there are no assurances that possible rate changes would be limited to such amounts.

Commodity Price Risk

The demand for contract drilling services is a result of E&P companies spending money to explore and develop drilling prospects in search of oil and natural gas. This customer spending is driven by their cash flow and financial strength, which is affected by trends in crude oil and natural gas commodity prices. Crude oil prices are determined by a number of factors including supply and demand, worldwide economic conditions and geopolitical factors. Crude oil and natural gas prices have historically been volatile and very difficult to predict. While current energy prices are important contributors to positive cash flow for our customers, expectations about future prices and price volatility are generally more important for determining their future levels of capital expenditures. This volatility can lead many E&P companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of current commodity prices.

Credit and Capital Market Risk

Our customers may finance their drilling activities through cash flow from operations, the incurrence of debt or the issuance of equity. Any deterioration in the credit and capital markets, such as that experienced in 2008 and 2009, can make it difficult for our customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in a reduction in customer spending and the demand for our drilling services. This reduction in spending could have a material adverse effect on our business, financial condition and results of operations.

INDUSTRY OVERVIEW

Overview

The land contract drilling industry provides the drilling rigs, rig labor and technical expertise necessary for E&P companies to develop their significant investments in oil and natural gas resources. Over the last decade, technological advancements in hydraulic fracturing, stimulation and other areas have allowed E&P companies to extract hydrocarbons from both conventional and unconventional resource plays that were previously thought to be uneconomic. As a result of these technical advances and the resulting change in the economic profile of these unconventional and other basins, well-capitalized E&P companies have made significant investments in the United States in these oil and natural gas resource plays.

E&P companies exploit these unconventional resource plays through horizontal drilling and advanced hydraulic fracturing and stimulation techniques. In the last ten years, the percentage of active rigs drilling horizontal wells has risen from under 15% to over 60%. Horizontal drilling enables E&P companies to target specific formations within multiple stacked oil or natural gas producing horizons to maximize well economics. This technique increases the portion of the wellbore that passes through the target formation, optimizing the impact of hydraulic fracturing and stimulation. Horizontal drilling has evolved to include advanced directional drilling, including geo-steering and rotary tools, whereby the drill bit is steered as it progresses through the wellbore in order to intersect with targeted portions of the reservoir. Horizontal and advanced directional drilling require a drilling rig that has sufficient power and is capable of precise adjustments to weight on bit and rate of penetration. We believe the improved economics facilitated by these drilling innovations have driven a significant shift in investment by E&P companies away from traditional field development relying principally on conventional vertical wells towards programs focused on the use of these techniques.

Industry Trends

Land Rig Replacement Cycle

The increase in horizontal drilling in the U.S. over the past ten years has resulted in an ongoing land-rig replacement cycle in which the contract drilling industry is systematically upgrading its legacy fleets of SCR and mechanical rigs with modern AC rigs that are specifically designed to optimize this type of drilling activity. The following charts show the composition of the U.S. land rig fleet over time by drilling orientation and drive type:

Mechanical Rigs. Mechanical rigs were not designed and are not well suited for the demanding requirements of drilling horizontal wells. A mechanical rig powers its systems through a combination of belts, chains and transmissions. This arrangement requires the rig to be rigged up with precise alignment of the belts and chains, which requires substantial time during a rig move. In addition, mechanical power loading of key rig systems, including drawworks, pumps and rotating equipment results in very imprecise control of system parameters, causing lower drill bit life, lower rate of penetration and difficulty maintaining wellbore trajectory. According to RigData, there were 614 mechanical rigs drilling in the U.S. on April 11, 2014, and mechanical rigs comprised 19% of the total rigs drilling horizontal wells.

SCR Rigs. In contrast to mechanical rigs, SCR rigs rely on direct current, or DC, to power the key rig systems. Load is changed by adjusting the amperage supplied to electric motors powering key rig systems. While a substantial improvement over mechanical belts and chains, SCR control is imprecise, and DC power levels normally drift resulting in fluctuations in pump speed and pressure, bit rotation speed, and weight on bit. These fluctuations are the major causes of wellbore deviation, shorter bit life and less optimal rates of penetration. In addition, SCR equipment is heavy and energy inefficient. According to RigData, there were 434 SCR rigs drilling in the U.S. on April 11, 2014, and SCR rigs comprised 30% of the total rigs drilling horizontal wells.

AC Rigs. Compared to SCR and mechanical rigs, AC rigs are ideally suited for drilling horizontal wells. The first AC rigs were introduced into the U.S. land market in the early 2000s, and since that time their use has grown significantly as the use of horizontal drilling has increased. According to RigData, as of April 11, 2014, there were 647 operating AC rigs representing 37% of the U.S. land rig fleet, and they comprised 49% of the total rigs drilling horizontal wells. AC rigs use a computer-controlled variable frequency drive to precisely adjust key rig operating parameters and systems allowing for optimization of the rate of penetration, extending bit life as vibration and torqueing is dramatically reduced and improving control of wellbore trajectory. These factors reduce the amount of time a wellbore is “open hole,” or uncased. Shorter open hole times dramatically reduce adjacent formation damage through shale hydration or drilling fluid filtrate invasion and enhance the operator’s ability to optimally run and cement casing to complete the drilled well. In addition, when compared to SCR and mechanical rigs, AC rigs are electrically more efficient, produce more torque, utilize regenerative braking, and have digital controls. AC motors are also smaller, lighter and require less maintenance than DC motors.

We believe the ongoing land rig replacement cycle driven by the need for premium rigs in unconventional resource plays will continue for several years. Although AC rigs are ideally suited for horizontal drilling compared to SCR or mechanical rigs, there remain many non-AC rigs drilling horizontal wells in the United States and within our target markets. The following chart shows, as of April 11, 2014, the number of rigs drilling horizontal and vertical wells in the U.S. and in our three principal target markets and how many of those drilling horizontal wells are AC and non-AC rigs.

We believe legacy SCR and mechanical rigs being utilized in horizontal drilling applications will continue to be replaced with premium AC rigs similar to the ones we construct. For example, the 622 non-AC rigs we have identified above could be displaced by newer AC rigs as they come to market; however, we believe the supply of AC rigs that can enter the market is limited. We believe factors limiting the introduction of new AC rigs include construction capacity, delivery times associated with and availability of long lead time equipment, and drilling companies’ desire to limit the impact on utilization of the contract drilling industry’s existing fleets of legacy rigs.

In addition to the potential replacement of the existing fleet of legacy rigs currently drilling horizontal wells, we also believe demand for new AC rigs will continue due to the ongoing shift by E&P companies towards the use of horizontal drilling in our target markets. Due to their significant investments in unconventional and other assets, we believe E&P companies will continue to increase their investment in horizontal drilling programs and that the number of rigs drilling horizontal wells will continue to increase in proportion to the number of rigs drilling vertical wells. As there already exists a shortage of AC rigs compared to the number of rigs drilling horizontal wells today, we believe this will further strengthen demand for the introduction of new AC rigs into the U.S. land rig fleet.

Shift to Developmental Drilling

Following their significant investments made in unconventional resource plays, many E&P companies are now focused on developing these investments in a systematic manner. Efficient development of these resource plays involves drilling programs that drill large numbers of wells in succession, as opposed to a single or a few wells designed to delineate a field or hold a lease. We view this as analogous to a manufacturing process that requires an engineered program and is focused on economies of scale to reduce overall field development costs.

Cost effective development drilling requires more complex well designs, shorter cycle times, and the use of innovative technology in order to reduce an E&P company’s overall field development costs. Drilling rigs that are designed to maximize drilling efficiency, reduce cycle times, maximize energy efficiency, increase penetration rates while drilling, and drill longer-reach horizontal wells will reduce an E&P company’s overall field development costs and provide them with greater optionality when designing their field development program. As a result, we believe there is increasing demand not only for AC rigs that are optimal for horizontal drilling, but for premium AC rigs such as our ShaleDriller™ rig that include the following equipment and design features:

•	Pad Capable: Pad capable rigs increase efficiency by permitting the drilling rig to move quickly between well sites on a well pad while drill pipe remains in the derrick, thus greatly reducing move times and costs for the operator. Pad capable rigs move from well to well on a pad by using either a skidding system, where the rig skids in a single direction on rails across the pad, or a walking system, where the rig moves via hydraulic feet. The most advanced walking systems are multi-directional, having independent hydraulic feet that are capable of moving in any direction, not just along an X or Y axis. This feature allows them to maximize flexibility when moving rapidly on crowded and complex pads and to efficiently address misaligned wellbores and variations in pad levels.

•	Fast-Moving: Fast-moving rigs are specifically designed to reduce cycle times by reducing rig-move time between drilling locations. Fast-moving rigs can be moved in fewer truck loads than standard rigs and, in many cases, can rig up and down more rapidly without the use of cranes. By minimizing the time in transit and rig up and rig down time, fast moving rigs help speed up development drilling programs and maximize the economics of E&P companies’ fields.

•	Bi-Fuel Capable: Bi-fuel capable rigs can operate on diesel fuel, natural gas, or a blend of the two, which can offer a reduction in carbon emissions and provide significant fuel cost savings for the operator.

•

Top Drive Systems: Rigs equipped with a top drive system have the equipment which rotates the drill pipe located in the top of the derrick. The top drive has a passageway for drilling mud to enter the drill pipe, and it has a heavy-duty electric motor connected to a threaded drive shaft which connects to and rotates the drill pipe. Top drives provide high torque and rotational control, improved well control and better hole conditioning. In horizontal drilling, operators can utilize top drives to reach formations that may not be accessible with conventional rotary drilling.

•	High Horsepower Drawworks: Rigs powered by 1500-hp drawworks are well suited for the development of the vast majority of unconventional resource assets. Compared to a 1000-hp or smaller rig, a 1500-hp rig has superior capability handle the extended drill lengths required to drill horizontal wells, which are becoming more common in our target markets.

•	BOP Handling System: BOP handling systems allow precise control and positioning of the BOP stack via remote control and removes the handling of the BOP stack from the critical path of well operations. BOP handling systems also enable drilling rigs with walking capability to walk from well to well by suspending the BOP stack from the substructure. BOP handling systems provide a safer and more efficient BOP handling operation when compared to conventional methods, which require lifting of the BOP by third party rental equipment or through use of the rig’s traveling block.

•	High Pressure Mud Pumps: High pressure mud pumps allow mud to be pumped through extended horizontal distances while maintaining the pressure necessary to power the mud motors utilized to rotate the drill bit. In addition, high pressure mud pumps provide sufficient pressure necessary to remove drilling debris away from the drill bit while drilling extended length horizontal wells.

•	Advanced Tubular Handling Equipment: Advanced tubular handling systems, such as iron roughnecks and hydraulic catwalks, significantly increase safety at the well site and provide costs savings to the operator through added efficiency. An iron roughneck is a remotely operated pipe handling system on the rig floor used in lieu of manual pipe handling by the rig’s crew. This equipment enhances safety and decreases the time required to move many lengths of drill pipe into and out of the well. A hydraulic catwalk is a drill pipe handling system used to raise drill pipe, drill collars, casing, and other necessary items from the drilling rig floor. Its function significantly improves safety performance and reduces drilling downtime, thereby decreasing operator costs for handling casing.

Increased Use of Pad Drilling

Pad drilling involves the drilling of multiple wells from a single location, which provide benefits to the E&P company in the form of per well cost savings and accelerated cash flows as compared to non-pad developments. These cost savings result from reduced time required to move the rig between wells, centralized hydraulic fracturing operations and the efficient installation of central production facilities and pipelines. In addition, by performing drilling operations on one well with simultaneous completion operations on a second well, operators do not have to wait until the entire pad is drilled to begin earning a return on their investment. Pad drilling promotes “manufacturing” efficiencies by enabling “batch” drilling, whereby an operator drills all of the wells’ surface holes as a batch, then drills all of the intermediate sections, and concludes with the drilling all of the laterals. Efficiencies are created because hole sizes change less often and operators use the same mud system and tools repeatedly. We believe as operators have shifted over time to horizontal drilling, they have implemented pad drilling in order to maximize economics and optimize development plans. The following chart shows the percentage of wells in key basins being drilled from multi-well pads.

In order to maximize the efficiencies gained from pad drilling, a rig must be capable of moving quickly from one well to another and address the complexities associated with the growing number of wells per pad. In addition to quickly moving from well to well, multi-directional walking systems are ideally suited to optimizing pad drilling because they are capable of efficiently addressing situations on a pad in which wellbores are not precisely aligned or when level variations exist on the pad, which becomes increasingly likely as pads become larger and more complex.

Shift to Longer Lateral Lengths

Operators in our target areas have continued to increase the lateral length of their horizontal wells. Longer laterals provide greater production zones as the portion of the wellbore that passes through the target formation increases, optimizing the impact of hydraulic fracturing and stimulation. Our rigs have drilled some of the longest horizontal wells to date in the Permian Basin, including a well with a lateral section in excess of 13,980 feet. The drilling of longer laterals necessitates the use of increased horsepower drawworks and top drive systems, which provide maximum torque and rotational control and allows the operator to maintain the integrity of its drilling plan throughout the wellbore. Additionally, higher pressure mud pumps are required to pump fluids through significantly longer wellbores. The competitive advantage of higher pressure mud pumps grows as the lateral length gets longer, as only high pressure pumps can effectively address the severe pressure drop while providing the required hydraulic horsepower at the bit face and sufficient flow to remove drill cuttings and keep the hole clean.

Significant Investments by Customers Demanding Operational Efficiency and Safety

The land contract drilling industry is evolving to meet the demands of increasingly complex wells as well as the higher safety and efficiency requirements by large E&P companies. These companies are typically well capitalized and have the financial stability to continue drilling through industry cycles. These companies value safe and efficient operations, and are generally willing to pay higher dayrates for contract drilling services provided by companies with strong operational and safety records and that operate premium rigs that give them maximum flexibility to optimize the manufacturing efficiencies of their developmental drilling programs. These operators are often willing to enter into long-term contracts for drilling services in order to assure their access to premium rigs.

Target Market Overview

All of our rigs are currently operating in the Permian Basin, which we believe is the ideal “anchor” basin from which we can successfully grow and expand into other geographical areas. Historically, we have also operated in the Mid-Continent region and Eagle Ford Shale. We currently focus on these markets because they provide attractive economics for E&P companies and we can support the logistical needs of these operations from our facilities in Houston, Texas. Each of these regions is experiencing growing demand for the type of premium drilling services that we provide through our technologically advanced fleet.

•	Permian Basin. The Permian Basin is located in West Texas and Southeastern New Mexico and has been an active area for drilling for more than 90 years. The Permian Basin is an attractive operating area due to its multiple horizontal and vertical target horizons and high oil and liquids-rich natural gas content, and substantial existing infrastructure. Major plays currently targeted by producers in the Permian Basin include the Wolfcamp Shale, the Cline Shale, and Bone Spring Shale. The Permian Basin is in the early stages of shifting from vertical to horizontal drilling and utilizing pad drilling. As of April 11, 2014, approximately 55% of operating rigs were drilling horizontal wells and only 8% of all wells were drilled from pads during the fourth quarter of 2013. We believe these percentages will increase, however, as operators target the unconventional portions of the basin, increasing demand for premium AC rigs. Currently, there are 276 rigs drilling horizontal wells operating in the Permian, of which 49% are AC rigs. In the Texas Permian Basin in 2013, 8,872 wells were permitted, a 23% increase over 7,195 wells permitted in 2010. From January to March 2014, 2,212 additional wells have been permitted in the Permian Basin.

•	Eagle Ford Shale. The Eagle Ford Shale stretches across South Texas and consists of natural gas, condensate, and oil windows. Some of the highest pay areas in the play are the oil and liquids rich areas within Karnes, Dewitt, and Live Oak counties. In addition to the Eagle Ford Shale, operators have begun to exploit other plays within the stacked formation including the Austin Chalk, Olmos, and Pearsall Shales. The Eagle Ford is relatively mature in terms of horizontal and pad drilling, which have been utilized heavily since the play’s inception. Currently, there are 202 rigs drilling horizontal wells operating in the Eagle Ford, of which 68% are AC. In 2013, 4,416 wells were permitted, a 337% increase over 1,010 wells permitted in 2010. From January to March 2014, 1,257 additional wells have been permitted in the Eagle Ford Shale.

•	Mid-Continent Region. The Mid-Continent region is located in Oklahoma, the Texas Panhandle, Kansas, and portions of Arkansas, Missouri, and Iowa. It encompasses multiple basins and plays, conventional and unconventional, but the current areas of major development are in the Anadarko Basin and Arkoma Basin. Within these basins, target formations include the Woodford Shale, Granite Wash, Mississippian Lime Shale, and Fayetteville Shale. Currently, there are 258 rigs drilling horizontal wells operating in the Mid-Continent, of which 19% are AC. In 2013, 12,717 wells were permitted. From January to March 2014, 4,718 additional wells have been permitted in the region.

In addition to these regions, other areas in proximity to our Houston headquarters could be potential target markets including the Haynesville Shale / Cotton Valley in East Texas and northern Louisiana, parts of the Gulf Coast Basin including the Tuscaloosa Marine Shale in Louisiana and Mississippi, and the Barnett Shale in North Texas. Drilling activity in some of these areas could increase if new advances in drilling technology occur, or if natural gas prices rise from their current levels.

BUSINESS

Our Overview

We provide land-based contract drilling services for oil and natural gas producers targeting unconventional resource plays in the United States. We construct, own and operate a premium fleet comprised entirely of newly constructed, technologically advanced, custom designed ShaleDriller™ rigs that are specifically engineered and designed to optimize the development of our customers’ most technically demanding oil and gas properties. All of our operating rigs are currently drilling in the Permian Basin, but our rigs have previously operated in the Mid-Continent region and Eagle Ford Shale. We are focused on creating stockholder and customer value through our commitment to operational excellence and our focus on safety. We believe that we are strategically positioned to take advantage of the ongoing land-rig replacement cycle as the industry upgrades legacy fleets with premium rigs. We believe we will be able to expand our fleet and grow our business due to the shortage of the type of premium rigs and drilling services that we provide.

Our standardized fleet currently consists of eleven premium rigs. Of these eleven rigs, two are currently under construction and scheduled for completion in August and November of 2014, and one is being upgraded with an integrated multi-directional walking system scheduled for completion in October 2014. After this upgrade, nine of our eleven rigs will contain our integrated multi-directional walking system that is specifically designed to optimize pad drilling for our customers. We also have the option to upgrade our two non-walking rigs after completion of their existing contracts in 2015. Every ShaleDriller™ rig in our fleet is a 1500-hp, AC programmable rig (“AC rig”) designed to be fast-moving between drilling sites and is equipped with top drives, automated tubular handling systems and blowout preventer (“BOP”) handling systems. Nine of our eleven rigs are equipped with bi-fuel capabilities (they operate on either diesel or a natural gas-diesel blend). We currently intend to use a portion of the net proceeds from this offering and available borrowing capacity under our revolving credit facility to fund the construction of up to seven additional rigs for completion in 2015.

Our first rig began drilling in May 2012 and since that time, we have averaged 96% utilization. All of our operating rigs have been contracted prior to the completion of construction, and every rig has been constructed and commenced drilling operations in accordance with our customers’ delivery requirements. All of our eleven premium rigs are currently under contract with customers, and seven of our operating rigs are currently working under contracts that represent repeat business in which our customer has either renewed the contract or contracted a second rig. Although our ShaleDriller™ rig is capable of drilling in virtually any onshore area in the U.S., we currently focus our operations on unconventional resource plays located in geographic regions that we can efficiently support from our Houston, Texas facilities in order to maximize economies of scale.

We believe our fleet standardization gives us several benefits, including:

•	Consistent branding to customers, who can quickly understand the capabilities of our premium rigs rather than analyzing individual rig specifications within a non-uniform fleet;

•	More efficient crew training, improved safety and increased flexibility for crew deployment, as most tasks and skills are transferable across the entire fleet; and

•	Savings from lower maintenance spending, smaller inventories of spare items and reduced parts procurement costs due to interchangeability of assets among rigs.

Our rigs are designed to optimize drilling results in challenging geological environments and incorporate features that improve safety, increase efficiency and reduce environmental impacts. In addition to the top drives and automated tubular handling systems with which all of our rigs are equipped, we believe the following designs and features maximize the value proposition of our ShaleDriller™ rig to our customers and will increase our ability to realize higher dayrates and utilization across industry cycles:

•	AC Programmable. AC rigs use a variable frequency drive that allows precise computer control of motor speed during operations. This greater control of motor speed provides more precise drilling of through the wellbore. Among other attributes, when compared to electrical silicon-controlled rectifier (“SCR”) rigs and mechanical rigs, AC rigs are electrically more efficient, produce consistent torque, utilize regenerative braking, and have digital controls and AC motors that require less maintenance. AC rigs allow our customers to drill faster, which, in general, eliminates reservoir permeability damage, and to drill wellbores that more precisely track planned trajectories without doglegs. This, in turn, minimizes open hole time and enables our customers to more effectively and efficiently run casing, cement and successfully complete their wells.

•	Pad Optimized, Multi-Directional Walking System. Our multi-directional walking system is engineered and designed as an integrated part of our ShaleDriller™ rig’s substructure to optimize pad drilling economics for our customers. Pad drilling involves the drilling of multiple wells from a single location, which provides benefits to the E&P company in the form of cost savings and accelerated cash flows. Our walking system allows our rigs to move in any direction quickly between wellheads, rapidly and efficiently adjust to misaligned wellbores, walk over raised wellheads, and increase operational safety due to fewer required rig up and rig down movements. We believe the advanced features of this walking system have enabled us to achieve higher premium dayrates and utilization.

•	Bi-Fuel Capable. Nine of our eleven ShaleDriller™ rigs are bi-fuel capable. Bi-fuel operations can offer a reduction in carbon emissions and provide significant fuel cost savings for our customers.

•	Efficient Mobilization Between Drilling Sites. A rig that can rapidly move between drilling sites has become increasingly desired by, and impactful to, E&P companies because it reduces cycle times allowing them to drill more wells in the same period of time. In addition to being specifically designed for moving between wells on a pad, our ShaleDriller™ rig is designed to move rapidly on conventional rig moves between drilling sites. Our custom designed substructure moves in a single semi-trailer load and allows for automated and rapid rig up and rig down without the use of cranes. This significantly reduces overall move time compared to a traditional substructure design, provides cost savings to our customers, and enables a safer rig up and rig down process.

•	1500-hp Drawworks. All of our rigs are powered with 1500-hp drawworks, which we believe are well suited for the development of the vast majority of our customers’ unconventional resource assets. Compared to a 1000-hp or smaller rig, a 1500-hp rig has superior capability to handle extended drill strength lengths required to drill long horizontal wells, which are becoming more common in our markets.

•	BOP Handling Systems. Our BOP handling system allows precise control and positioning of the BOP stack via remote control and removes the handling of the BOP stack from the critical path of well operations. BOP handling systems also enable the drilling rig to walk from well to well by suspending the BOP stack from the substructure. BOP handling systems provide a safer and more efficient BOP handling operation when compared to conventional methods, which require lifting of the BOP by third party rental equipment or through use of the rig’s traveling block.

As operators shift towards the development of their significant investments to unconventional assets and the use of pad drilling, we believe they require drilling rigs and services that maximize the efficiencies gained from pad drilling as well as maximize their options and flexibility when engineering and designing their field development plans. Utilizing the ShaleDriller’s™ multi-directional walking system, operators can complete one well, move to the next well location on a pad and begin drilling in less than three hours. Our ShaleDriller™ rigs have successfully enabled batch drilling for our customers and drilled on pads designed for more than 40 wells where it has walked over 300 feet between wells. In addition to reducing moving time between wells, multi-directional walking systems have several competitive advantages over skidding systems or a walking system only capable of moving on an X or Y axis. Unlike a multi-directional walking system that can easily position itself over a wellbore, a skidding system involves the use of rails to drag a rig from one well location to another, which limits their flexibility to efficiently address situations on a pad in which wellbores are not precisely aligned, which becomes increasingly likely as pads become larger and more complex. Unlike a rig equipped with a skidding system or a walking system without independent walking feet, the use of independent hydraulic feet also allows our ShaleDriller™ rigs equipped with a multi-directional walking system to be precisely leveled over each wellbore even when variations exist on the pad between wells.

We have assembled what we believe is a highly motivated and experienced senior management and operational team with the goal of providing the maximum value proposition to our customers through a focus on safety and operational excellence. Members of our executive management and senior operational team bring an average of over 25 years of experience in the energy sector. As of June 30, 2014, our rigs were operated by field and rig-level managers with an average of over 16 years of experience.

We were incorporated in November 2011 but did not have meaningful operations until March 2012. In March 2012, we acquired substantially all of the rig manufacturing and related field service assets and intellectual property (the “GES assets”) of Global Energy Services Operating, LLC (“GES”), including GES’ Houston-based manufacturing facility (the “Houston Facility”), which we currently use to construct our rig fleet. The Houston Facility is located on 14.6 acres in northwest Houston. The rig intellectual property acquired by us included the detailed rig designs, drawings and technical expertise associated with the engineering and construction of an established, fast-moving AC rig, which formed the basis for the design of our multi-directional walking ShaleDriller™ rig. We also hired substantially all of GES’ employees dedicated to the acquired operations. We believe this acquisition provided us with the necessary infrastructure and asset platform required to accelerate the introduction of our ShaleDriller™ rig into our target markets and secure initial contracts with key customers. In exchange for the GES assets, we issued approximately 1.6 million shares of our common stock and a warrant to purchase approximately 2.2 million shares of our common stock (the “GES Warrant”), and we assumed approximately $2.1 million of long-term indebtedness from GES. Because we had only limited operations before the GES acquisition and we succeeded to substantially all of the ongoing operations of GES, GES is considered our predecessor for accounting purposes.

Contemporaneously with the acquisition of the GES assets, we acquired cash balances and two drilling contracts from an affiliate, Independence Contract Drilling LLC (referred to as “RigAssetCo”) in exchange for approximately 2.4 million shares of our common stock. As a condition to the completion of these two transactions, we also closed a private placement of shares of our common stock resulting in net proceeds to us of $98.4 million. We used the net proceeds of the private placement primarily to continue the construction of our ShaleDriller™ rig fleet and expansion of our operating capacity, and to repay the indebtedness assumed from GES. We refer to the GES and RigAssetCo transactions, together with the private placement of common stock, collectively as the “GES Transaction.”

Customer Contracts and Backlog

Drilling contracts are obtained through competitive bidding or as a result of negotiations with customers, and may cover multi-well and multi-year projects. Each of our rigs operates under a separate drilling contract. We perform drilling services on a “daywork” contract basis, under which we charge a fixed rate per day. The dayrate under each of our contracts is a negotiated price determined by the location, depth and complexity of the wells to be drilled, operating conditions, the duration of the contract, and market conditions. We have not accepted any, and do not anticipate entering into, any “turn-key” or “footage” contracts. The duration of land drilling contracts can vary from “well-to-well” or to a fixed term ranging from a few months to five years. The revenue generated by a rig in a given year is the product of the dayrate fee and the number of days the rig is earning this fee based on activity and the terms of the contract, referred to as utilization. “Well-to-well” contracts are typically cancelable at the option of either party upon the completion of drilling at a particular site. Fixed-term contracts customarily provide for termination at the election of the customer, with an “early termination payment” to be paid to the drilling contractor if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances such as destruction of a drilling rig, the drilling contractor’s bankruptcy, sustained unacceptable performance by the drilling contractor or delivery of a rig beyond certain grace and/or liquidated damage periods, no early termination payment would be paid to the drilling contractor. Drilling contracts also contain provisions regarding indemnification against certain types of claims involving injury to persons, property and for acts of pollution, which are subject to negotiation on a contract-by-contract basis.

Under a typical daywork contract, we earn a dayrate fee while the rig is operating, and we earn a moving rate fee while the rig is moving between wells or drilling locations under the contract. If the rig is on standby or is not drilling due to a force majeure event unrelated to damage to the rig, contracts typically provide that we earn a rate during this period of time equal to the moving rate.

Mobilization rates are determined by market conditions and are generally reimbursed by the customer. In most instances, contracts typically provide for additional payments associated with this initial mobilization of a drilling rig and that we receive a demobilization fee at the end of the contract term in certain circumstances equal to the estimated cost to transport the rig from the final drilling location and to compensate us for the estimated demobilization time.

Drilling contracts typically provide that the contractor continues to earn the operating dayrate while a rig is not operating but under repair or maintenance, so long as the non-operating time due to repair and maintenance does not exceed a specified numbers of hours in a given day or calendar month.

Our contract drilling backlog, or the expected future revenue from executed contracts with original terms in excess of six months, as of March 31, 2014 was $79.3 million, and as of December 31, 2013 and 2012 was $25.8 million and $4.4 million, respectively. The increase in backlog at December 31, 2013 from December 31, 2012 is primarily due to additional term contracts being executed as we implemented our growth strategy and gained customer acceptance of our safe and efficient operations. Approximately 46% of the total March 31, 2014 backlog is not reasonably expected to be filled in the year ended December 31, 2014. Approximately 51% of the March 31, 2014 backlog represents term contracts for new rigs that were not yet complete or being retrofitted as of March 31, 2014. Since March 2014, we have entered into three new drilling contracts and extended the term under an existing drilling contract. As of June 30, 2014, our contract drilling backlog was $114.6 million. Approximately 34% of the June 2014 backlog is expected to filled in the year ended December 31, 2014 and approximately 66% of such backlog represents term contract for new rigs that were not yet complete or being retrofitted as of June 30, 2014.

As of March 31, 2014, we had eight contracts in place to provide drilling services to our E&P customers for each of our rigs. The contracts were entered into at various times during 2013 and 2014 and as of March 31, 2014 provided for terms ranging from six to 24 months at an average day rate of $22,750. Since March 31, 2014, we have entered into a new contract for three of our multi directional walking rigs and have renewed the respective contracts for one other multi-directional walking rigs to provide for an additional term on each rig. The average dayrate for these new contracts or renewals is $25,500 per day.

Our Customers

Customers for contract drilling services in the U.S. include major oil and gas companies, independent oil and gas companies as well as numerous small to mid-sized publicly-traded and privately held oil and gas companies. We market our contract drilling services to all such customers. During 2013, our customers included subsidiaries of Anadarko Petroleum Corporation, Apache Corporation, BOPCO, L.P., W&T Offshore, Inc., and Newfield Exploration Company. While we believe we could remarket our rigs in the current market environment if we lost any material customers, such loss could have an adverse effect on our business until any such rig is under contract. See “Risk Factors — Any loss of large customers could have a material adverse effect on our financial condition and results of operations.”

Competition

The contract drilling industry is highly competitive. The price for contract drilling services is a key competitive factor in the U.S. land contract drilling markets, in part because equipment used in our businesses can be moved from one area to another in response to market conditions. In addition to price, we believe availability and condition of equipment, quality of personnel, service quality and safety record are other key competitive factors in the U.S. land contract drilling markets in which we intend to operate.

Many of our competitors are larger, publicly-held corporations with significantly greater resources and operating histories than we have. Our largest competitors for high-end AC land drilling contract services are Helmerich & Payne, Precision Drilling, Nabors Industries and Patterson-UTI, and based on public filings by these competitors, we believe the AC rigs as a percentage of the total drilling rig fleets of Helmerich & Payne, Precision Drilling and Nabors Industries as of March 2014 were 80.2%, 63.1% and 45.5%, respectively, and the AC rigs as a percentage of Patterson-UTI’s total drilling fleet as of December 2013 was 44.4%. All of these large competitors are in the process of expanding their rig fleets by manufacturing or purchasing new state-of-the-art land drilling rigs. We also compete against smaller private and publicly-traded companies who offer contract drilling services on a regional basis in the U.S.

Because all of our rigs are constructed to our state-of-the-art ShaleDriller™ specifications, our average utilization rates and average dayrates during 2012 and 2013 exceeded those of our peers who also operate a large number of older, lesser performing rigs that receive lower dayrates and are more susceptible to becoming underutilized during periods of weak demand.

Our Competitive Strengths

We believe the following competitive strengths allow us to provide our customers with an optimal value proposition:

Premium Rig Fleet with 100% High-Specification Rigs. We operate one of the newest, most technologically advanced fleets in the industry based on the percentage of our fleet meeting the specifications discussed below. All of our rigs are fast-moving, 1500-hp AC rigs. Our ShaleDriller™ rigs are capable of drilling long laterals at significant depths more quickly, safely and efficiently when compared to legacy SCR and mechanical rigs. Our rigs have drilled some of the longest horizontal wells to date in the Permian Basin, including a well with a lateral section in excess of 13,980 feet. Nine of our eleven rigs are equipped with, or being upgraded with, multi-directional walking systems capable of drilling on our customers’ most challenging pad drilling applications. We have the option to upgrade our two non-walking rigs upon completion of their existing term contracts in 2015. Utilizing the ShaleDriller’s™ multi-directional walking system, operators can complete one well, move to the next well location on a pad, and begin drilling in less than three hours. Our ShaleDriller™ rigs have successfully enabled batch drilling, and one is currently drilling on a pad designed for more than 40 wells where it has walked over 300 feet between wells. Nine of our eleven rigs are bi-fuel capable, and our two non-bi-fuel rigs can be rapidly converted to meet customer requirements. We believe a shortage remains of high-specification, AC programmable land drilling rigs like the ShaleDriller™ needed to develop unconventional resources efficiently. Since we began operations, our rig fleet has experienced overall fleet utilization of 96%, and our multi-directional walking rigs have experienced overall utilization exceeding 99%. We believe our fleet profile allows us to command premium dayrates and maintain higher fleet utilization compared to our competitors with legacy SCR and mechanical rigs, even during periods of reduced demand.

Scalable and Cost Effective Rig Construction Process. We designed our ShaleDriller™ rig to meet the most challenging technical needs of our customers, and we oversee all aspects of its construction and branding. We construct our rigs utilizing a network, modular manufacturing process. We select key outside vendors who manufacture major components and subassemblies of our rigs to our engineering designs and specifications, with oversight by our quality assurance and control staff. Our drilling crews are intimately involved in our rig construction process. The drilling crew that will operate the rig assembles, tests and commissions the rig, rigs it down and moves with the rig to its initial drilling operation. We believe our rig construction approach provides us with several key advantages including:

•	Control over our ShaleDriller™ brand, including control over all design and equipment changes;

•	Increased operational performance due to the seamless transition of our drilling rigs from construction to drilling;

•	Enhanced crew training and reinforcement of our culture of personal performance, accountability and teamwork as the rig crews acquire valuable knowledge of our ShaleDriller™ rig throughout the rig construction process;

•	The ability to stop or accelerate rig construction operations in response to market conditions without excessive financial or operational stress on us; and

•	Significant savings compared to costs associated with purchasing, commissioning and fully outfitting a rig from a third-party manufacturer.

Strong Presence in Liquids-Rich Basins. All of our rigs are currently operating in the Permian Basin, which we believe provides the ideal “anchor” basin from which we can successfully grow and expand into other geographical areas. We have also operated in the Mid-Continent region and Eagle Ford Shale. We currently focus on these markets because they provide attractive economics for E&P companies, and we can support these operations logistically from our facilities in Houston, Texas. Each of these regions is experiencing growing demand for the type of premium drilling services that we provide through our technologically advanced fleet. We view the Permian Basin as an ideal “anchor” basin because of its existing infrastructure and high oil and liquids-rich natural gas content among multiple horizontal target horizons, or stacked formations, and the trend by Permian operators towards increased utilization of horizontal drilling techniques and pad drilling. We believe this production environment and the basin’s ongoing transition from SCR and mechanical rigs to more advanced and efficient rigs provides excellent growth opportunities for the utilization of our pad-optimized ShaleDriller™ rig.

Management Experience and Industry Relationships. Our management team brings a successful track record of starting and building profitable drilling, oilfield services and equipment manufacturing businesses, managing high-growth public companies, and executing successful growth and acquisition strategies. We believe this management experience and related industry relationships have provided us with credibility to targeted E&P customers with significant investments and activity in our target markets. All of our eleven premium rigs are currently under contract with customers, and seven of our operating rigs are currently working under contracts that represent repeat business in which our customer has either renewed the contract or contracted a second rig.

Strong Balance Sheet with Financial Flexibility. As of March 31, 2014, on an as adjusted basis after giving effect to this offering and use of proceeds, we would have cash on hand of approximately $102.5 million and $78.8 million in availability under our $125 million revolving credit facility. We believe the cash on our balance sheet, cash flows from operations and borrowing capacity under our revolving credit facility will be sufficient to fund our near-term growth plan and construct up to seven additional rigs for completion during 2015.

Culture of Ownership Focused on Operational Excellence and Safety. We believe that we have assembled a highly motivated, experienced team of skilled employees with a focus on safety and operational excellence. We believe our rig crews value the opportunity to work for a fast-growing premium contract driller under experienced leadership with new, modern drilling equipment. Our training encourages our rig crews to take ownership of their rigs beginning with their involvement in the construction process. We believe their in-depth knowledge of the rig and its capabilities allows them to immediately deliver superior value for our customers as soon as the rig begins operations in the field.

Our Business Strategy

Our principal business objectives are to profitably grow our business and increase stockholder value. We expect to achieve these objectives through the following strategies:

Continuing to Focus on Safety and Operational Efficiency. Our incentive compensation programs are designed to directly align all levels of our operations with our strategic goal of providing the highest level of service through a focus on safety and operational efficiency while maintaining a cost effective operating structure. We believe we are one of only a few land drilling contractors who have implemented a safety management system compliant with the U.S. Bureau of Safety and Environmental Enforcement’s SEMS II workplace safety rules. These workplace rules are independently developed standards applicable to offshore oil and gas operations in U.S. federal waters, which we believe also provide enhanced safety practices for our onshore activities. In addition, we have implemented proven training programs to enhance competency and prepare for future workforce needs. We intend to maintain and enhance our organizational culture to promote a safer work environment, and to maximize operational performance and value for our customers.

Capitalizing on Growth in Developmental Drilling in Unconventional Resource Plays. We intend to continue to focus our services in demanding unconventional resource plays with what we view as long-term development potential, where we believe our ShaleDriller™ rig and operating strategy will provide superior returns. Due to advances in drilling and completion technologies as well as favorable commodity prices, E&P companies continue to invest significant capital into onshore unconventional resource plays, which are economically more attractive relative to other domestic and international oil and natural gas opportunities. Our premium rigs’ features are specifically designed to efficiently and economically address the technical challenges posed by these and other resource plays where horizontal drilling is utilized.

Accelerating Expansion of our New-Build Rig Fleet. We believe that we are strategically positioned to take advantage of the shortage in our target markets of the type of premium rigs and contract drilling services we provide. Utilizing a portion of the proceeds from this offering, operating cash flow and borrowing capacity under our revolving credit facility, we intend to accelerate the expansion of our ShaleDriller™ rig fleet by constructing up to an additional seven rigs equipped with multi-directional walking systems for completion during 2015. Compared to our competitors, we have one of the newest, most advanced drilling fleets in our industry, and we do not own or operate any legacy drilling equipment. As a result, our advanced new-build rigs do not require costly upgrades to meet increasing customer demands in unconventional resource plays. Unlike our competitors with legacy SCR and mechanical rigs, we are not experiencing technical disruptions from the roll-out of new rigs with advanced features that we believe are reducing the utilization and profitability of legacy rigs.

Expanding Customer Relationships. We target customers who have significant investments in our target markets, who value safe and efficient operations and who have the financial stability to drill through industry cycles and enter into long-term relationships with us. We believe there is significant opportunity to gain market share by providing our customers with superior service and advanced rig capabilities. We seek to deliver the best value to our customers through our dual focus on safety and operating efficiencies. Our existing and recent customer base includes high quality, well-known operators such as Anadarko Petroleum Corporation, Apache Corporation, BOPCO, L.P., COG Operating, LLC, a subsidiary of Concho Resources Inc., Laredo Petroleum, Inc., Newfield Exploration Company, Pioneer Natural Resources USA, Inc. and Rosetta Resources Operating, L.P. We will seek to diversify our customer base while maintaining strong relationships with existing top-tier customers in our target markets. We seek to balance the goals of maximizing the length of our customer contracts to provide stability and visibility into our future revenues, on the one hand, and seeking to balance our desire to maximize dayrates for our advanced rig fleet, on the other hand.

Government and Environmental Regulation

All of our operations and facilities are subject to numerous Federal, state and local laws, rules and regulations related to various aspects of our business, including:

•	drilling of oil and natural gas wells;

•	the relationships with our employees;

•	containment and disposal of hazardous materials, oilfield waste, other waste materials and acids; and

•	use of underground storage tanks.

To date, we do not believe applicable environmental laws and regulations in the U.S. have required the expenditure by the contract drilling industry of significant resources outside the ordinary course of business. We do not anticipate any material capital expenditures for environmental control facilities or extraordinary expenditures to comply with environmental rules and regulations in the foreseeable future. However, compliance costs under existing laws or under any new requirements could become material, and we could incur liability in any instance of noncompliance.

Our business is generally affected by political developments and by Federal, state and local laws and regulations that relate to the oil and natural gas industry. The adoption of laws and regulations affecting the oil and natural gas industry for economic, environmental and other policy reasons could increase costs relating to drilling and production, and otherwise have an adverse effect on our operations. Federal, state and local environmental laws and regulations currently apply to our operations and may become more stringent in the future. Any suspension or moratorium of the services we provide, whether or not short-term in nature, by a Federal, state or local governmental authority, could have a material adverse effect on our business, financial condition and results of operation.

In the U.S., the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), and comparable state statutes impose strict liability on:

•	owners and operators of sites, and

•	persons who disposed of or arranged for the disposal of “hazardous substances” found at sites.

The Federal Resource Conservation and Recovery Act (“RCRA”), as amended, and comparable state statutes govern the disposal of “hazardous wastes.” Although CERCLA currently excludes petroleum from the definition of “hazardous substances,” and RCRA excludes certain classes of exploration and production wastes from regulation, such exemptions by Congress under both CERCLA and RCRA may be deleted, limited, or modified in the future. If such changes are made to CERCLA and/or RCRA, we could be required to remove and remediate previously disposed of materials (including materials disposed of or released by prior owners or operators) from properties (including ground water contaminated with hydrocarbons) and to perform removal or remedial actions to prevent future contamination.

The Federal Water Pollution Control Act and the Oil Pollution Act of 1990, as amended (the “Oil Pollution Act”), and implementing regulations govern:

•	the prevention of discharges, including oil and produced water spills; and

•	liability for drainage into waters of the U.S.

The Oil Pollution Act imposes strict liability for a comprehensive and expansive list of damages from an oil spill into waters from facilities. Liability may be imposed for oil removal costs and a variety of public and private damages. Penalties may also be imposed for violation of Federal safety, construction and operating regulations, and for failure to report a spill or to cooperate fully in a clean-up.

The Oil Pollution Act also expands the authority and capability of the Federal government to direct and manage oil spill clean-up and operations, and requires operators to prepare oil spill response plans in cases where it can reasonably be expected that substantial harm will be done to the environment by discharges on or into navigable waters. Failure to comply with ongoing requirements or inadequate cooperation during a spill event may subject a responsible party, such as us, to civil or criminal actions. Although the liability for owners and operators is the same under the Federal Water Pollution Act, the damages recoverable under the Oil Pollution Act are potentially much greater and can include natural resource damages.

Our contract drilling services will be marketed in oil and gas producing regions that utilize hydraulic fracturing services to enhance the production of oil and natural gas from formations with low permeability, such as shales. Due to concerns raised relating to potential impacts of hydraulic fracturing on groundwater quality, legislative and regulatory efforts at the Federal level and in some states have been initiated to render permitting and compliance requirements more stringent for hydraulic fracturing or prohibit the activity altogether. Such efforts could have an adverse effect on oil and natural gas production activities, which in turn could have an adverse effect on the contract drilling services that we render for our exploration and production customers.

Our operations are also subject to Federal, state and local laws, rules and regulations for the control of air emissions, including the Federal Clean Air Act. The Federal Clean Air Act, and comparable state laws, regulates emissions of various air pollutants through, for example, air emissions permitting programs. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources including pursuing the energy extraction sector under a National Enforcement Initiative. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the Federal Clean Air Act and associated state laws and regulations. Finally, more stringent state and local regulations, such as the EPA rules issued in April 2012, which add new requirements for the oil and gas sector under the New Source Review Program and the National Emission Standards for Hazardous Air Pollutants program, could result in increased costs and the need for operational changes. Any direct and indirect costs of meeting these requirements may adversely affect our business, results of operations and financial condition.

On December 7, 2009, the EPA announced its findings that emissions of greenhouse gases present an “endangerment to human health and the environment.” The EPA based this finding on a conclusion that greenhouse gases are contributing to the warming of the earth’s atmosphere and other climate changes. The EPA began to adopt regulations that would require a reduction in emissions of greenhouse gases from certain stationary sources and has required monitoring and reporting for other stationary sources. In late September 2009, the EPA issued rules requiring the reporting of greenhouse gases from large greenhouse gas emissions sources in the U.S. beginning in 2011 for emissions in 2010. Mandatory reporting requirements for oil and natural gas systems were published on November 30, 2010 and require reporting in 2012 for emissions in 2011. Additional regional, federal or state requirements may be imposed in the future. New legislation or regulatory programs that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations and demand for our products. Currently, our operations are not adversely impacted by existing state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our exploration and production operations.

We are subject to the requirements of the Federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in compliance with these applicable requirements and with other OSHA and comparable requirements.

Additionally, environmental laws such as the Endangered Species Act (“ESA”), may impact exploration, development and production activities on public or private lands. The ESA provides broad protection for species of fish, wildlife and plants that are listed as threatened or endangered in the U.S., and prohibits taking of endangered species. Federal agencies are required to ensure that any action authorized, funded or carried out by them is not likely to jeopardize the continued existence of listed species or modify their critical habitat. While some of our customers’ properties may be located in areas that are designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

Risks and Insurance

Our operations are subject to the many hazards inherent in the drilling business, including:

•	accidents at the work location;

•	blow-outs;

•	cratering;

•	fires; and

•	explosions.

These and other hazards could cause:

•	personal injury or death;

•	suspension of drilling operations; or

•	damage or destruction of our equipment and that of others;

•	damage to producing formations and surrounding areas; and

•	environmental damage.

Damage to the environment, including property contamination in the form of either soil or ground water contamination, could also result from our operations, including through:

•	oil or produced water spillage;

•	natural gas leaks; and

•	fires.

We maintain insurance coverage of types and amounts that we believe to be customary in the industry, but we may not be fully insured against all risks, either because insurance is not available or because of the high premium costs. Such risks include personal injury, well disasters, extensive fire damage, damage to the environment, and other hazards. The insurance coverage that we maintain includes insurance for fire, windstorm and other risks of physical loss to our rigs and other assets, employer’s liability, automobile liability, commercial general liability insurance, and workers compensation insurance. We cannot assure, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms that are acceptable to us. While we carry insurance to cover physical damage to, or loss of, our drilling rigs and other assets, such insurance does not cover the full replacement cost of the rigs or other assets, and we do not carry insurance against loss of earnings resulting from such damage. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on our financial condition and results of operations. Further, we may experience difficulties in collecting from insurers, or such insurers may deny all or a portion of our claims for insurance coverage.

In addition to insurance coverage, we also attempt to obtain indemnification from our customers for certain risks. These indemnity agreements typically require our customers to hold us harmless in the event of loss of production or reservoir damage. There is no assurance that we will obtain such contractual indemnity, and if obtained, whether such indemnity will be enforceable, whether the customer will be able to satisfy such indemnity or whether such indemnity will be supported by adequate insurance maintained by the customer.

If a significant accident or other event occurs and is not fully covered by insurance or is not an enforceable or recoverable indemnity from a third party, it could have a material adverse effect on our business, financial condition, cash flows and results of operations. See “Risk Factors—Our operations involve operating hazards, which if not insured or indemnified against, could adversely affect our results of operations and financial condition.”

Employees

As of March 31, 2014, we had approximately 239 employees, including one contract employee, none of which was represented by a union. The number of employees fluctuates depending on our construction and drilling activities.

Seasonality

Seasonality has not significantly affected our overall operations. However, our drilling operations can be affected by severe winter storms or other weather related events. Additionally, toward the end of some years, we experience slower contracting activity as customers’ capital expenditure budgets are depleted.

Raw Materials, Suppliers and Subcontractors

We use many suppliers of raw materials and services. Although these materials and services have historically been available, there is no assurance that such materials and services will continue to be available on favorable terms or at all. We also utilize numerous manufacturers and independent subcontractors from various trades to supply key components to the rigs that we construct for our use. These key components include top drives, high pressure mud pumps, engines, and VFD control systems. We believe that we have alternative sources for each of these components.

Legal Proceedings

We are the subject of lawsuits and claims arising in the ordinary course of business from time to time. Management cannot predict the ultimate outcome of such lawsuits and claims. While the lawsuits and claims are asserted for amounts that may be material should an unfavorable outcome be the result, management does not currently expect that these matters will have a material adverse effect on our financial position or results of operations.

MANAGEMENT

We have assembled an exceptionally strong and experienced management team. The senior members of our management team are all experienced oilfield service executives.

The following table sets forth the names, ages and titles of our directors, executive officers and certain other officers.

Name	Age	Position
Thomas R. Bates, Jr.	64	Chairman of the Board of Directors
Byron A. Dunn	56	Director and Chief Executive Officer
Edward S. Jacob, III	61	Director, President and Chief Operating Officer
Arthur Einav	38	Director
Matthew D. Fitzgerald	56	Director
Daniel F. McNease	63	Director
Tighe Noonan	57	Director
David C. Brown	68	Senior Vice President—Construction and Engineering
Philip A. Choyce	47	Senior Vice President and Chief Financial Officer
Michael J. Harwell	45	Vice President—Finance and Chief Accounting Officer
Chris Menefee	37	Vice President—Business Development
Aaron Mueller	35	Vice President—HSE

Thomas R. Bates, Jr., Ph.D., Chairman of the Board. Dr. Bates has served as our Chairman of the Board since November 2011. Dr. Bates has been an Adjunct Professor and Co-Chair of the Energy MBA Advisory Board in the Neeley School of Business at Texas Christian University, where he teaches courses in energy macroeconomics, since January 2011. From January 2010 until December 2012, Dr. Bates was a Senior Advisor to Lime Rock Management LP and was a Managing Director at the private equity firm from October 2001 until December 2009, where he was responsible for global investing in oil service and oil service technology. Before joining Lime Rock, Dr. Bates had 25 years of experience in senior oil service management and operations with Schlumberger Ltd., Weatherford Enterra Inc. and Baker Hughes Inc. Dr. Bates presently serves on the board of directors of Hercules Offshore Inc., TETRA Technologies Inc., Alacer Gold Corporation and previously served on the board of directors of NATCO Group, Inc., T-3 Energy Services, Inc., and Reservoir Exploration Technology ASA. Dr. Bates graduated from the University of Michigan with a Ph.D. in mechanical engineering.

Byron A. Dunn, Director and Chief Executive Officer. Mr. Dunn is one of our original founders and has served as our Chief Executive Officer and a director since our inception. From 2010 to 2011, Mr. Dunn served as Chief Executive Officer, President, and Director of CAMAC Energy Inc. Mr. Dunn served as the President and CEO of GES-Global Energy Services from 2007 to 2010. From September 2005 to December 2007, Mr. Dunn served as Senior Vice President, Corporate Development of Harvest Natural Resources, Inc. (“Harvest”), as a managing director of Harvest’s Russian subsidiary and as Chairman of Harvest’s joint venture with China National Offshore Oil Corporation. He also served on Harvest’s board of directors and as a member of its Audit and Compensation committees. From 2003 to 2005, Mr. Dunn was Vice President, Corporate Business Development with National Oilwell Varco, Inc. serving as President of Eastern Hemisphere Rig Solutions and as Chairman of the Board of TTS Marine ASA, a Bergen, Norway ships’ equipment manufacturer. He chaired the National Oil Varco integration team. From 1997 to 2003, Mr. Dunn held increasingly responsible roles in the UBS Global Energy and Power Group, serving as Oilfield Service Research Global Sector Coordinator and later as Executive Director of the Investment Banking Group. Earlier in his career, Mr. Dunn was Manager of Upstream Business Development and Acquisitions for Phibro Energy. He began his career with Chevron USA, where he worked from 1980 until 1984 as Drilling Engineer in the Gulf of Mexico, later becoming Eastern Region Production Coordinator. Mr. Dunn graduated from the Illinois Institute of Technology with a degree in chemical engineering in 1980 and an MBA with a specialization in finance from the University of Chicago in 1986. He is a member of the American Institute of Chemical Engineers, the Society of Petroleum Engineers and is a fellow of the National Association of Corporate Directors.

Edward S. Jacob, III, Director, President and Chief Operating Officer. Mr. Jacob has served as our President and Chief Operating Officer and a director since May 2014 and as our Executive Vice President and Chief Operating Officer since February 2012. Before joining us, Mr. Jacob served as the President and Chief Executive Officer of Keen Energy (“Keen”) from March 2009 until October 2011. Mr. Jacob evaluated business opportunities from October 2011 until joining us in February 2012. Prior to Keen, Mr. Jacob had a distinguished career at Grey Wolf, Inc. (“Grey Wolf”), a contract drilling company, from February 1999 until December 2008, serving as Senior Vice President of Operations. While at Grey Wolf, Mr. Jacob also served as Senior Vice President of Marketing. Mr. Jacob left Grey Wolf when it was acquired by Precision Drilling Company in December 2008. Prior to Grey Wolf, Mr. Jacob served as Executive Vice President of Bayard Drilling Technologies, Inc. (“Bayard”), operating 88 land rigs in Oklahoma, Texas and Louisiana. Prior to joining Bayard, Mr. Jacob spent 13 years in various sales, marketing and operations management positions with Helmerich & Payne International Drilling Co. Mr. Jacob is a 2007 graduate of the Harvard Business School’s Advanced Management Program. He is a member of the International Association of Drilling Contractors (the “IADC”), the Society of Petroleum Engineers, the American Association of Drilling Engineers and the American Petroleum Institute. He is a Director of the IADC and is serving his second term on the IADC’s Executive Committee. Mr. Jacob has also received the IADC’s Distinguished Service Award. Mr. Jacob has also served on the API Executive Committee for Drilling and Production Operations.

Arthur Einav, Director. Mr. Einav has served as a director on our Board of Directors since March 2012. Mr. Einav has served in various positions at Sprott Inc. since May 2010 and is currently Managing Director, General Counsel and Corporate Secretary at Sprott Resource Corp. and Sprott Consulting LP and General Counsel at Sprott Inc. Prior to joining the Sprott group of companies, Mr. Einav was an associate at the law firm of Davis Polk & Wardwell LLP from July 2005 until May 2010. Mr. Einav has worked on public and private debt and equity offerings, exchange offers, mergers and acquisitions and debt restructurings in a variety of industries. Previously Mr. Einav was an associate at McCarthy Tétrault LLP. He holds a Bachelor of Laws degree and a Masters in Business Administration from Osgoode Hall Law School and the Schulich School of Business. He also holds a Bachelor of Science degree from the University of Toronto and is a member of the Law Society of Upper Canada and the New York State Bar.

Matthew D. Fitzgerald, Director. Mr. Fitzgerald has served as a director on our Board of Directors since April 2012. Mr. Fitzgerald is now a private investor. From 2009 until July 2013, Mr. Fitzgerald served as President of Total Choice Communications LLC, a wireless retailer in Houston, Texas. Mr. Fitzgerald retired from Grant Prideco, Inc., one of the world’s largest suppliers of drill pipe and drill bits, following its merger with National Oilwell Varco in 2008. He had served as Senior Vice President and Chief Financial Officer beginning in January 2004 and as Treasurer beginning in February 2007. Mr. Fitzgerald held the positions of Executive Vice President, Chief Financial Officer, and Treasurer of Veritas DGC from 2001 until January 2004. Mr. Fitzgerald also served as Vice President and Controller for BJ Services Company from 1989 to 2001. He previously served on the board of directors of Maverick Oil and Gas, Inc. and currently serves on the board of directors of Rosetta Resources, Inc. Mr. Fitzgerald began his career as a certified public accountant with the accounting firm of Ernst & Whinney. He holds a Bachelor of Business Administration in Accounting and a Masters in Accountancy from the University of Florida.

Daniel F. McNease, Director. Mr. McNease has served as a director on our Board of Directors since April 2013. Mr. McNease has served as the Chairman of AXON EP, Inc. since July 2009 and as a Member of the Advisory Board at HitecVision AS since January 2010. From 2007 through 2013, he served as a Director of Dockwise Ltd. From 2004 through 2008, Mr. McNease served as President, Chairman of the Board and Chief Executive Officer at Rowan Companies plc (“Rowan”), a provider of land and offshore contract drilling services and a manufacturer of rigs and drilling equipment. In total, Mr. McNease spent 34 years at Rowan, serving as Chief Executive Officer from 2003 to 2008, President from 2002 to 2008 and as Executive Vice President of Rowan and President of its drilling subsidiaries from 1999 to 2002. Mr. McNease is a graduate of the University of Southern Mississippi and the Columbia University Executive Program. He is a member of the International Association of Drilling Contractors, the National Ocean Industries Association, and the American Petroleum Institute.

Tighe Noonan, Director. Mr. Noonan has served as a director on our Board of Directors since March 2012. Mr. Noonan is a founding shareholder partner and has served as a Partner of 4D Global Energy Advisors SAS since its formation in 2002, and he has been continuously involved in energy finance since 1982. After 13 years of experience in commercial and investment banking with the Barclays Group (BZW) in New York and Paris, notably in the energy sector, Mr. Noonan joined Société Générale in 1995, where he was Managing Director, Global Head of Oil and Gas Project Finance. Following studies at Swarthmore College (USA), Mr. Noonan received an advanced degree in economics and finance from the Institut d’Etudes Politiques and the University of Grenoble (France). Mr. Noonan presently serves on the board of directors of Finoil SpA, GES-Global Energy Services, Inc., Lampogas SpA, Dulevo International SpA, Aladdin Middle East Ltd., and ORS International Ltd. and certain subsidiaries of the aforementioned. He also serves as Chairman of 4D Global Energy Investments plc, 4D Global Energy Development Capital Fund plc, and 4D Global Energy Development Capital Fund II plc.

David C. Brown, Senior Vice President—Construction and Engineering. Mr. Brown has served as our Senior Vice President—Construction and Engineering since May 2014 and as our Vice President—Organizational Effectiveness from March 2012 to May 2014. Mr. Brown retired in 2010 from Lanzhou LS-National Oilwell Petroleum Engineering Company where he served as the Chief Operating Officer since 2006. From 2000 to 2005 Mr. Brown was the Vice President of Manufacturing and Chief Health, Safety and Environmental and Quality Officer of National Oilwell. He co-chaired the National Oilwell/Varco integration in 2004 and 2005. Mr. Brown held various operating positions within National Oilwell, Oilwell and U.S. Steel beginning in 1969. He is a graduate of the University of Pittsburgh with a degree in industrial engineering.

Philip A. Choyce, Senior Vice President and Chief Financial Officer. Mr. Choyce is one of our original founders and has served as our Senior Vice President and Chief Financial Officer since March 2012 and as our Senior Vice President and General Counsel from November 2011 until March 2012. From 2009 until 2011, Mr. Choyce was the owner of The Choyce Firm, which provided legal services to domestic and international oil and gas services companies. Mr. Choyce served as the Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer of Grant Prideco, Inc., one of the world’s largest suppliers of drill pipe and drill bits, from its spinoff into a new public company in 2000 until its sale to National Oilwell Varco in 2008. Prior to joining Grant Prideco, Mr. Choyce was a Senior Associate at Fulbright & Jaworski LLP. Mr. Choyce began his career as a certified public accountant at Ernst & Young LLP. Mr. Choyce graduated from Texas A&M University with a B.B.A. in accounting in 1989, and received his law degree from the University of Texas in Austin in 1993.

Michael J. Harwell, Vice President—Finance and Chief Accounting Officer. Mr. Harwell has served as our Vice President—Finance and Chief Accounting Officer since August 1, 2012. Prior to joining us, Mr. Harwell served from 2005 to 2012 as the Vice President and Corporate Controller for Landry’s, Inc. (“Landry’s”), a restaurant, gaming and entertainment company. Prior to joining Landry’s, Mr. Harwell served as Vice President and Corporate Controller for NetVersant Solutions, Inc., a Houston based start-up company specializing in high-end network infrastructure projects. Mr. Harwell also held various positions with Nabors Industries, Ltd., a publicly-traded drilling contractor, the most recent of which was Corporate Controller. After graduating from Texas A&M University with a B.B.A. in accounting, Mr. Harwell, a certified public accountant, joined Ernst & Young LLP and remained with the accounting firm until 1994.

Chris Menefee, Vice President—Business Development. Mr. Menefee has served as our Vice President—Business Development since May 2012. Prior to joining us, Mr. Menefee served in multiple positions with Rowan Companies, Inc., where he began his oilfield career in 1997. In 2001, Mr. Menefee transferred to Rowan’s Land Division and held multiple positions including Assistant Driller, Field Safety Representative, Rig Move Operations, Health and Safety Manager and Sales Representative. In 2009 Mr. Menefee was promoted to the position of Director of Marketing with Rowan. Mr. Menefee graduated from of The University of Mississippi in Oxford in 2000 with a B.A. in Psychology.

Aaron Mueller, Vice President—Health, Safety and Environmental. Mr. Mueller has served as our Vice President—Health, Safety and Environmental since February 2013 and Director of Marketing and Sales from August 2012 until February 2013. Prior to joining us, Mr. Mueller served as a driller on both land and offshore rigs with Rowan Companies, Inc., where he began his career as a college roustabout in 2001. Mr. Mueller was named Project Manager of New Builds in 2006 within LeTourneau Drilling Systems, a Rowan Company, where he managed the rig component assembly and delivery for the construction of Rowan’s 2000-hp land drilling rigs project. Mr. Mueller also served as Land Drilling Division Safety Manager as well as Corporate Safety Specialist at Rowan Companies plc, where he managed all HSE aspects associated with Rowan’s 25 rig land drilling fleet and 30 offshore domestic and international offshore jack-up drilling fleet. Additionally, Mr. Mueller served as the Quality Systems Manager and Global Training Manager responsible for the creation, certification and management of Rowan’s global corporate management system. Mr. Mueller is a member of the IADC, the American Petroleum Institute, the Society of Petroleum Engineers and the American Association of Drilling Engineers.

There are no family relationships among any of our directors or executive officers.

Board of Directors

Our board of directors currently consists of seven members, Thomas R. Bates, Jr., Byron A. Dunn, Arthur Einav, Matthew D. Fitzgerald, Edward S. Jacob, III, Daniel F. McNease, and Tighe Noonan.

Our board has determined that Messrs. Bates, Einav, Fitzgerald, McNease and Noonan are each independent under the listing standards of the NYSE. In evaluating each director’s independence, the Board of Directors considered all of the objective independence standards under the NYSE listing standards as well as subjectively considered each of our directors’ direct and indirect relationships with the company. The material relationships consisted of (i) Mr. Einav’s position as Managing Director, General Counsel and Corporate Secretary at Sprott, (ii) Sprott’s business relationships with the company during the last three fiscal years, (iii) Mr McNease’s relationship with AXON EP, Inc. (“AXON”) and AXON’s business relationships during the last three fiscal years and (iv) Mr. Noonan’s relationship with 4D Global Energy Advisors SAS (“4D”) and 4D’s business relationship with the company during the last three fiscal years. In addition, the Board of Directors considered all of the transactions and relationships described under “Certain Relationships and Related Party Transactions.”

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors’ ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of the directors to fulfill their duties. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Committees of the Board of Directors

We have an audit committee and compensation committee and will have at the closing of this offering a nominating and corporate governance committee of our board of directors, and we may have such other committees as the board of directors shall determine from time to time. Each of these committees will be comprised solely of independent directors under the NYSE Listing Standards and applicable SEC rules and regulations, or we will rely upon transitional relief available to us under applicable NYSE and SEC rules and regulations. We anticipate that each of the standing committees of the board of directors will have the responsibilities described below.

Audit Committee

We have established an audit committee. The audit committee’s duties include, but are not limited to, monitoring the following: (1) the integrity of our financial statements, (2) our independent auditor’s qualifications and independence, (3) the performance of our internal audit function and independent auditors, (4) our compliance with legal and regulatory requirements and (5) our overall risk profile.

Our audit committee is currently comprised of Messrs. Bates, Einav and Fitzgerald (chairman). The audit committee is composed of directors who are “financially literate” as defined in the NYSE listing standards. The audit committee has at least one member who has past employment experience in finance and accounting, requisite professional certification in accounting or other comparable experience or background that results in the individual’s financial sophistication and who qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC. Our board of directors has determined that Mr. Fitzgerald currently satisfies the definition of “audit committee financial expert.”

Under rules implemented by the NYSE and SEC, we are required to have an audit committee comprised of at least three directors who meet the independence standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. We have determined that Messrs. Bates and Fitzgerald are independent under both the NYSE and Rule 10A-3 of the Exchange Act. Because Mr. Einav serves as an executive officer of Sprott, which beneficially owns greater than 30% of our outstanding common stock prior to this offering, we have not yet determined that Mr. Einav qualifies as independent under Rule 10A-3 of the Exchange Act. Until such time as Mr. Einav is determined to be independent under Rule 10A-3 of the Exchange Act or is substituted with a Board member who qualifies as independent under both the NYSE and Exchange Act rules, we intend to rely on the one-year transitional relief provided under the NYSE and Exchange Act rules.

Compensation Committee

We have established a compensation committee. The compensation committee initially consists of three directors, Messrs. Bates, Einav and McNease (chairman), each of whom is “independent” under the rules of the NYSE. This committee will establish salaries, incentives and other forms of compensation for our executive officers, including our Chief Executive Officer. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee. The nominating and governance committee initially consists of three directors, Messrs. Einav (chairman), Fitzgerald and McNease. The nominating and corporate governance committee will monitor the implementation of sound corporate governance principles and practices and, among other things: (1) identifies individuals believed to be qualified to become directors of the Company and select or recommend candidates for all directorships to be filled, (2) develops a set of corporate governance guidelines applicable to the Company and (3) oversees the evaluation of the board of directors and management of the Company. The nominating and corporate governance committee will review and approve all related-party transactions in accordance with Company policies with respect to such matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

Named Executive Officers

We are currently considered an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our chief executive officers, and our two other most highly compensated executive officers. For the year ended December 31, 2013, our named executive officers were:

Name	Principal Position During 2013
Byron A. Dunn	Chief Executive Officer
Edward S. Jacob, III	Executive Vice President and Chief Operating Officer
Philip A. Choyce	Senior Vice President and Chief Financial Officer

Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to the compensation earned for services rendered in all capacities during the fiscal years ended December 31, 2012 and 2013.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	All other compensation ($)(5)	Total ($)
Byron A. Dunn	2013	300,000	315,000	—	—	774	615,774
(Chief Executive Officer)	2012	230,769	—	1,350,000	1,976,250	594	3,557,613

Edward S. Jacob, III(6)	2013	237,807	259,875	712,990	509,200	1,051	1,720,923
(Executive Vice President and Chief Operating Officer)

Philip A. Choyce	2013	200,000	150,000	—	—	269	350,269
(Senior Vice President and Chief Financial Officer)	2012	153,846	—	500,000	775,000	207	1,429,053

(1)	Amounts reflected in this column include total annual salary paid during the applicable fiscal year.
(2)	Amounts reflected in this column include discretionary bonuses paid in 2014 that relate to the year ended December 31, 2013. No bonuses were paid with respect to the year ended December 31, 2012.
(3)	Amounts reflected in this column reflect the value of restricted shares granted during the applicable fiscal year. Values represent the fair market value of such restricted stock on the date of grant.
(4)	Amounts reflected in this column reflect the value of stock option awards granted during the applicable fiscal year, calculated in accordance with FASB ASC Topic 718. The fair value of stock option awards is determined using the Black-Scholes option pricing model. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements included in this prospectus.
(5)	All other compensation is comprised entirely of life insurance premiums paid by us on behalf of the named executive officer.
(6)	Mr. Jacob began employment with us on February 2, 2013. Mr. Jacob was appointed as our President and Chief Operating Officer in May 2014.

Bonus Payments

During 2012 and 2013, we did not implement a bonus or incentive compensation program tied to any objective measure of performance. No bonuses were paid to our named executive officers relating to fiscal 2012 and all bonuses paid to our named executive officers relating to fiscal 2013 were entirely discretionary and based upon subjective factors. Bonuses paid to Messrs. Dunn, Jacob and Choyce exceeded the target levels provided for in each of their employment agreements by 150%. In determining the level of bonuses paid to our named executive officers relating to fiscal 2013, the material factors considered by our Compensation Committee and Board of Directors were (i) the significant improvement in the safety and efficiency of our operations, including significant reductions in our Total Recordable Incidence Rate (“TRIR”) during 2013 and uptime performance, (ii) our success in obtaining longer-term contracts with new customers, (iii) the successful integration of our rig crews into our rig manufacturing process resulting in a significant reduction in fixed overhead costs and (iv) success in obtaining additional debt financing for the construction of our rigs.

With respect to 2014, the criteria established by our Board of Directors for the payment of 2014 bonuses and incentive compensation to our named executive officers includes safety (TRIR), revenue, gross margin, and Adjusted EBITDA, as well as a discretionary component based upon subjective factors to be considered by our Compensation Committee in its discretion. The following chart sets forth the specific entry, target and overachievement (OA) performance objectives and the relative weight of each performance measure established by us for the payment of 2014 bonuses and incentive compensation to Messrs. Dunn, Jacob and Choyce:

	Weighting	Criteria $000s (except TRIR)			Potential Payout Dunn ($000s)			Potential Payout Jacob ($000s)			Potential Payout Choyce ($000s)
Bonus Criteria		Entry	Target	OA	Entry	Target	OA	Entry	Target	OA	Entry	Target	OA
Safety (TRIR)	15%	2	1.85	1.75	15.8	31.5	47.3	14.2	28.4	28.4	7.5	15.0	22.5
Revenue	15%	67,577	71,134	78,247	15.8	31.5	47.3	14.2	28.4	28.4	7.5	15.0	22.5
Gross Margin	15%	26,850	28,264	31,090	15.8	31.5	47.3	14.2	28.4	28.4	7.5	15.0	22.5
Adjusted EBITDA	15%	19,900	21,052	23,157	15.8	31.5	47.3	14.2	28.4	28.4	7.5	15.0	22.5
Discretionary	40%	n/a	n/a	n/a	42.0	84.0	126.0	37.8	75.6	113.4	20.0	40.0	60.0

Total	100%				105.2	210.0	315.2	94.6	189.2	227.0	50.0	100.0	150.0

As of June 15, 2014, the Company’s TRIR performance on a trailing 12 month basis exceeded the OA performance levels set forth above.

Outstanding Equity Awards at 2013 Fiscal Year-End

The awards reported here reflect the restricted shares of our common stock and options to purchase our common stock that each named executive officer held as of December 31, 2013.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options, Unexercisable (#)	Number of Securities Underlying Unexercised Option, Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)(1)
Byron A. Dunn.	200,175	200,175	12.74	3/2/2022	35,325	529,875
Edward S. Jacob, III	0	119,320	12.74	2/2/2023	43,568	653,520
Philip A. Choyce	78,500	78,500	12.74	3/2/2022	13,083	196,245

(1)	There was no public market for our common stock at December 31, 2013. We have estimated the market value of the unvested restricted stock awards based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range presented on the cover page of this prospectus.

Narrative to the Outstanding Equity Awards Table

Upon completion of our private placement in March 2012, we granted to each of Messrs. Dunn and Choyce restricted shares of our common stock and options to purchase our common stock. The restricted shares vested in one-third increments on December 31 of each of the years 2012, 2013 and 2014. The stock options vest in one-fourth increments upon closing of our private placement in March 2012 and on each of the following three anniversaries of such closing. The exercise price for stock options granted to Messrs. Dunn and Choyce equals the offering price per a share of common stock issued in our private placement in March 2012. The restricted stock and option awards will vest upon a change of control (as defined in the employment agreement) or if the executive is terminated without “cause” or leaves for “good reason” under the employment agreement (as hereinafter defined).

In connection with his employment with the Company in February 2013, Mr. Jacob was awarded restricted shares of our common stock and options to purchase our common stock. The restricted shares vest in one-quarter increments on December 31 of each of the years 2013, 2014, 2015 and 2016. The options granted to Mr. Jacob vest over four years in one-fourth increments on each anniversary of their date of grant. The exercise price for the options granted to Mr. Jacob equaled the offering price per share of common stock issued in our private placement in March 2012, which exceeded the Company’s estimate of the fair market value of the Company’s common stock on the date of grant.

We have not issued any equity-based awards since April 2013.

Under our 2012 Omnibus Plan, we currently have 1,256,000 shares authorized for issuance, of which only 15,700 are currently available for additional grant. Our board of directors has authorized an increase to the number of shares available under our 2012 Plan from 1,256,000 to approximately 3.5 million, which increase was approved by our stockholders subject to completion of this offering.

Upon completion of this offering we intend to award to our named executive officers shares of restricted stock aggregating $3,817,800 in value based on the initial public offering price. Accordingly, the number of shares issued will be determined based upon the offering price in this offering. The shares of restricted stock will vest in one-third increments on each anniversary of their date of grant. Assuming an offering price at the midpoint of the range, we would expect to issue an aggregate of 254,520 shares of restricted stock upon consummation of this offering to our named executive officers, consisting of 128,080, 63,120 and 63,320 shares to each of Messrs. Dunn, Jacob and Choyce, respectively.

In addition, upon completion of this offering, we also intend to grant to our named executive officers performance awards with an aggregate target value of $2,545,200, which would vest on the third anniversary of their grant date based upon the level of achievement of the applicable performance criteria. The value of the performance awards we expect to grant to each of Messrs. Dunn, Jacob and Choyce are $1,280,800, $631,200 and $633,200 respectively. We expect the performance criteria under these performance awards will be tied to total shareholder return and cumulative EBITDA over a three-year performance period.

Employment, Severance or Change in Control Agreements

We have entered into employment agreements with each of Messrs. Dunn, Jacob, Choyce and Brown. Under the terms of these employment agreements, Messrs. Dunn, Jacob, Choyce and Brown are currently paid annual salaries of $300,000, $270,000, $200,000 and $200,000 respectively, and are eligible to receive target bonuses, payable at the discretion of the board of directors, equal to 70%, 70%, 50% and 30%, respectively, of their annual salaries. Upon consummation of this initial public offering, we intend to increase the annual salaries paid to Messrs. Dunn, Jacob, Choyce and Brown to $464,000, $353,000, $319,000 and $216,000 respectively. We also intend to increase the target annual bonuses for Messrs. Dunn, Jacob, Choyce and Brown to 100%, 90%,

70% and 50%, respectively, of their annual salaries. Each employment agreement is for a term of three years; provided, however, that if neither the Company nor the employee has provided written notice of termination at least one year prior to the scheduled expiration of the then current term of the agreement (the “renewal date”), the employment term will automatically be extended for one additional year, so as to expire two years from such renewal date.

Each executive officer is subject to a non-compete agreement restricting such executive officer from competing in the U.S. land contract drilling industry for a period of 12 months following termination of employment.

Under the employment agreements, each executive officer will be entitled to receive a severance payment in the event such executive officer’s employment is terminated by the Company without “cause” or by the executive for “good reason.” Such severance payment will be payable in a lump sum and will be equal to the following:

•	all accrued and unpaid salary and prior fiscal year bonus earned but not paid as of the date of termination;

•	a pro rata portion of the executive officer’s target bonus for the fiscal year in which termination of employment occurs; and

•	two (2) times the sum of (x) the executive officer’s annual base salary in effect at the time of termination of employment and (y) the executive officer’s target annual bonus.

Under the employment agreements, “cause” is deemed to exist if any of the following occurs:

•	willful and continued failure to comply with the reasonable written directives of the Company for a period of thirty (30) days after written notice from the Company;

•	willful and persistent inattention to duties for a period of thirty (30) days after written notice from the Company, or the commission of acts within employment with the Company amounting to gross negligence or willful misconduct, misappropriation of funds or property of the Company or committing any fraud against the Company or against any other person or entity in the course of employment with the company;

•	misappropriation of any corporate opportunity, or otherwise obtaining personal profit from any transaction which is adverse to the interests of the Company or to the benefits of which the Company is entitled;

•	conviction of a felony involving moral turpitude;

•	willful failure to comply in any material respect with the terms of the employment agreement and such non-compliance continues uncured after thirty (30) days after written notice from the Company; or

•	chronic substance abuse, including abuse of alcohol, drugs or other substances or use of illegal narcotics or substances, for which the executive officer fails to undertake treatment immediately after requested by the Company or to complete such treatment and which abuse continues or resumes after such treatment period, or possession of illegal narcotics or substances on Company premises or while performing the executive officer’s duties and responsibilities.

Under the employment agreements, “good reason” is deemed to exist if any of the following occurs:

•	any action or inaction that constitutes a material breach by the Company of the employment agreement and such action or inaction continues uncured after thirty (30) days following written notice from the executive officer;

•	the assignment to the executive officer of any duties inconsistent in any respect with the executive officer’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by the employment agreement, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company within 30 days of receipt of written notice thereof given by the executive officer;

•	any failure by the Company to comply with the payment provisions of the employment agreement, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company as soon as reasonable possible, but no later than 30 days after receipt of written notice thereof given by the executive officer;

•	a change in the geographic location at which the executive officer must perform services to a location more than fifty (50) miles from Houston, Texas or the location at which the executive officer normally performs such services as of the date of the employment agreement; or

•	in the event a change of control has occurred, the assignment to the executive officer to any position (including status, offices, titles and reporting requirements), authority, duties or responsibilities that are not (A) as a senior executive officer with the ultimate parent company of the entity surviving or resulting from such change of control and (B) substantially identical to the executive officer’s position (including status, offices, titles and reporting requirements), authority, duties and responsibilities as contemplated by the employment agreement.

2012 Omnibus Incentive Plan

Our board of directors has adopted, and our stockholders have approved, the Independence Contract Drilling 2012 Omnibus Incentive Plan (as amended prior to the closing of this offering, the “2012 Plan”). Our 2012 Plan provides for the grant of options to purchase our common stock, both incentive options that are intended to satisfy the requirements of Section 422 of the Internal Revenue Code and nonqualified options that are not intended to satisfy such requirements, stock appreciation rights, restricted stock, restricted stock units, performance stock, performance units, other stock-based awards and certain cash awards.

We currently have authorized and reserved for issuance under our 2012 Plan 1,256,000 shares of our common stock, including 124,685 outstanding shares under restricted stock awards and outstanding options to purchase 963,196 shares of common stock as of May 6, 2014. There are currently 15,700 additional shares of common stock available for grant under the 2012 Plan. Our board of directors has authorized an increase to the number of shares available under our 2012 Plan from 1,256,000 to approximately 3.5 million, which increase was approved by our stockholders subject to completion of this offering.

Our employees will be eligible to receive awards under our 2012 Plan. In addition, (1) the non-employee directors of our company, (2) the consultants, agents, representatives, advisors and independent contractors who render services to our company and its affiliates that are not in connection with the offer and sale of our company’s securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our company’s securities, and (3) other persons designated by our board of directors, will be eligible to receive awards settled in shares of our common stock, other than incentive stock options, under our 2012 Plan.

Our board of directors will administer our 2012 Plan with respect to awards to non-employee directors, and our compensation committee will administer our 2012 Plan with respect to awards to employees and other non-employee service providers other than non-employee directors. In administering awards under our 2012 Plan our board of directors or the compensation committee, as applicable (the “committee”), has the power to determine the terms of the awards granted under our 2012 Plan, including the exercise price, the number of shares subject to each award and the exercisability of the awards. The committee also has full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the plan.

Under our 2012 Plan, the committee may grant the following awards:

•	Options to acquire our common stock. The exercise price of options granted under our 2012 Plan must at least be equal to the fair market value of our common stock on the date of grant and the term of an option may not exceed ten years, except that with respect to an incentive option granted to any employee who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

•	Stock appreciation rights. These awards allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The amount payable under the stock appreciation right may be paid in cash or with shares of our common stock, or a combination thereof, as determined by the committee.

•	Restricted stock. These awards of our shares of common stock vest in accordance with terms and conditions established by the committee.

•	Restricted stock units. These awards are based on the value of our common stock and may be paid in cash or in shares of our common stock.

Under our 2012 Plan, the committee may also grant performance stock, performance units and annual cash incentive awards. Performance stock and performance units are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest. It is intended that our 2012 Plan will permit the issuance of awards that conform with the standards of Section 162(m) of the Internal Revenue Code with respect to individuals who are classified as “covered employees” under Section 162(m). The committee may establish organizational or individual performance goals which, depending on the extent to which they are met, will determine the number and the value of performance stock, performance units and annual cash incentive awards to be paid out to participants. Payment under performance unit awards may be made in cash or in shares of our common stock with equivalent value, or some combination of the two, as determined by the committee.

The amount of, the vesting and the transferability restrictions applicable to any performance stock or performance unit award will be based upon the attainment of such performance goals as the committee may determine. A performance goal will be based on one or more of the following business criteria: earnings per share, earnings per share growth, total stockholder return, economic value added, cash return on capitalization, increased revenue, revenue ratios (per employee or per customer), net income, stock price, market share, return on equity, return on assets, return on capital, return on capital compared to cost of capital, return on capital employed, return on invested capital, stockholder value, net cash flow, operating income, earnings before interest and taxes (“EBIT”), earnings before interest, taxes, depreciation and amortization (“EBITDA”), cash flow, cash flow from operations, cost reductions, cost ratios (per employee or per customer), proceeds from dispositions, project completion time and budget goals, net cash flow before financing activities, customer growth, total market value, successful closing of transactions, utilization rates and safety and environmental performance measures (including total recordable incident rates (“TRIR”)).

Awards may be granted under our 2012 Plan in substitution for stock options and other awards held by employees of other corporations who are about to become employees of our company or any of our subsidiaries. The terms and conditions of the substitute awards granted may vary from the terms and conditions set forth in our 2012 Plan to the extent our board of directors may deem appropriate.

The existence of outstanding awards will not affect in any way the right or power of our company to make any adjustments, recapitalizations, reorganizations or other changes in our company’s capital structure or its business. If our company shall effect a capital readjustment or any increase or reduction of the number of shares of our common stock outstanding, without receiving compensation therefor in money, services or property, then the number and per share price of our common stock subject to outstanding awards under our 2012 Plan shall be appropriately adjusted.

If we are not the surviving entity in any merger, consolidation or other reorganization; if we sell, lease or exchange or agree to sell, lease or exchange all or substantially all of our assets; if we are to be dissolved; or if we are a party to any other corporate transaction, then the committee may:

•	accelerate the time at which some or all of the awards then outstanding may be exercised, after which all such awards that remain unexercised shall terminate;

•	require the mandatory surrender to our company of some or all of the then outstanding options and stock appreciation rights as of a date in which event the committee will then cancel such award and our company will pay to each such holder an amount of cash per share equal to the excess, if any, of the per share price offered to stockholders of our company in connection with such transaction over the exercise or grant price under such award for such shares;

•	have some or all outstanding awards assumed or have a new award of a similar nature substituted for some or all of the then outstanding awards;

•	provide that the number of our shares of common stock covered by an award will be adjusted so that such award when exercised will then cover the number and class or series of our common stock or other securities or property to which the holder of such award would have been entitled pursuant to the terms of the agreement or plan relating to such transaction if the holder of such award had been the holder of record of the number of shares of our common stock then covered by such award; or

•	make such adjustments to awards then outstanding as the committee deems appropriate to reflect such transaction.

After a merger involving our company each holder of a restricted stock award granted under our 2012 Plan shall be entitled to have his or her restricted stock appropriately adjusted based on the manner in which the shares of our common stock were adjusted under the terms of the agreement of merger.

Awards under our 2012 Plan will be designed, granted and administered in such a manner that they are either exempt from, or comply with, the requirements of Section 409A of the Internal Revenue Code.

Our board of directors may alter, amend, or terminate our 2012 Plan and the committee may alter, amend, or terminate any award agreement in whole or in part; however, no termination, amendment, or modification shall adversely affect in any material way any award previously granted, without the written consent of the holder.

No awards may be granted under our 2012 Plan on or after the tenth anniversary of the effective date, unless our 2012 Plan is subsequently amended, with the approval of stockholders, to extend the termination date.

Compensation of Directors

We currently provide independent members of our board of directors with an annual retainer in the amount of $25,000 payable in quarterly installments. Each director also receives $1,000 per board or committee meeting attended in person and $1,000 per board or committee meeting attended telephonically. Independent directors are eligible to receive equity compensation awards under our 2012 Plan. We reimburse directors for travel and lodging expenses incurred in connection with their attendance at meetings.

Our board of directors has approved an increase in our director compensation, subject to the completion of the offering. Upon completion of this offering, the annual retainer provided to our independent members of our board of directors will be increased to $35,000 payable in quarterly installments and the fee payable to each director upon attending a board or committee meeting will be increased to $1,500 per meeting. In addition, upon completion of this offering our chairman of the board of directors will be provided an annual retainer of $20,000 payable in quarterly installments and the chairman of each board committee will be provided the following annual retainers payable in quarterly installments: $15,000 (audit), $10,000 (compensation) and $10,000 (nominating and governance). The board has also authorized the issuance of restricted stock awards to Messrs.

Einav and Noonan with a value of $135,000 and to Messrs. Bates, Fitzgerald and McNease with a value of $35,000, in each case based on the initial public offering price.

Each of Messrs. Bates, Fitzgerald and McNease have been granted 7,850 shares of restricted stock. All shares of restricted stock will vest upon completion of this offering.

Mr. Einav and Mr. Noonan did not receive any compensation during 2013. Mr. Dunn and Mr. Jacob are ineligible for director compensation as they are officers. Mr. Dunn’s and Mr. Jacob’s executive compensation are presented above in the Summary Compensation Table.

The following table summarizes, with respect to our directors, information relating to the compensation earned for services rendered in all capacities during the fiscal year ended December 31, 2013.

Director	Fees earned or paid in cash ($)	Stock Awards ($)(1)	Total ($)
Thomas R. Bates, Jr.	36,000	95,650	131,650
Matthew D. Fitzgerald	40,000	—	40,000
Daniel F. McNease	21,750	95,650	117,400

(1)	Represent fair market value of restricted stock granted to the director in 2013. Fair market value was determined by multiplying the number of shares of stock granted by the estimated fair market value of a share of common stock on the date of grant.

Indemnification Agreements

We have also entered into indemnification agreements with all of our directors and some of our executive officers. These indemnification agreements are intended to permit indemnification to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. It is possible that the applicable law could change the degree to which indemnification is expressly permitted.

The indemnification agreements cover expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements generally cover claims relating to the fact that the indemnified party is or was an officer, director, employee or agent of us or any of our affiliates, or is or was serving at our request in such a position for another entity. The indemnification agreements also obligate us to promptly advance all reasonable expenses incurred in connection with any claim. The indemnitee is, in turn, obligated to reimburse us for all amounts so advanced if it is later determined that the indemnitee is not entitled to indemnification. The indemnification provided under the indemnification agreements is not exclusive of any other indemnity rights; however, double payment to the indemnitee is prohibited.

We are not obligated to indemnify the indemnitee with respect to claims brought by the indemnitee against us, except for:

•	claims regarding the indemnitee’s rights under the indemnification agreement;

•	claims to enforce a right to indemnification under any statute or law; and

•	counter-claims against us in a proceeding brought by us against the indemnitee or any other person, except for claims approved by our board of directors.

We have also agreed to obtain and maintain director and officer liability insurance for the benefit of each of the above indemnitees. These policies will include coverage for losses for wrongful acts and omissions and to ensure our performance under the indemnification agreements. Each of the indemnitees will be named as an insured under such policies and provided with the same rights and benefits as are accorded to the most favorably insured of our directors and officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth information, with respect to the beneficial ownership of our common stock immediately following this offering as of July 17, 2014 by (a) each director, (b) each executive officer, (c) each stockholder known by us to be the current beneficial owner of more than 5% of our common stock and (d) all of our executive officers and directors as a group, assuming that a total of 10,000,000 shares of our common stock will be issued in this offering at an offering price of $15.00 per share. As of June 23, 2014, there are approximately 19 holders of record of our common stock.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)(2)	Percent
Sprott Resource Corp.(3)	3,925,000	17.3%
4D Global Energy Advisors SAS(4)	1,962,500	8.6%
Lime Rock Partners III, L.P.(5)	4,317,500	19.0%
Global Energy Services Operating, LLC(6)	3,768,000	16.6%
Carey Trustees Limited as Trustee for the Alumbrera Trust(7)	1,570,000	6.9%
The Northwestern Mutual Life Insurance Company(8)	942,000	*
Thomas R. Bates, Jr.	7,850	*
Byron A. Dunn(9)	584,825	*
Arthur Einav(3)(10)	—	*
Matthew D. Fitzgerald	7,850	*
Daniel F. McNease	7,850	*
Tighe Noonan(6)(11)	1,962,500	8.6%
Dave Brown(12)	141,300	*
Philip A. Choyce(13)	227,650	*
Edward S. Jacob, III(14)	87,920	*
Michael J. Harwell(15)	23,550	*
Chris Menefee(16)	30,092	*
All executive officers and directors as a group (11 persons)	1,118,887

*	less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals holders is at Independence Contract Drilling, Inc., 11601 N. Galayda Street, Houston, Texas 77086.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have, when footnoted below, included shares that the person has the right to acquire within 60 days after completion of this offering, including through the exercise of any option, warrant or other right or the conversion any security. We have also, when footnoted below, attributed shares to persons that have or share voting or dispositive power over shares. These shares, however, are not included in the computation of the percentage ownership of any other person. Excludes restricted shares of common stock and under performance-based awards to be granted to executive officers and directors upon the consummation of this offering based on the initial public offering price as described in this prospectus.
(3)	Sprott Resource Corp. invests and operates through Sprott Resource Partnership (“Sprott”) and is traded on the Toronto Stock Exchange under the ticker symbol SCP. Sprott’s business address is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario M5J 2J2. Sprott is entitled to appoint a nominee to our board of directors so long as Sprott beneficially owns 10% of our issued and outstanding common stock. Mr. Einav, an executive officer of Sprott, currently serves as such director nominee. Mr. Einav expressly disclaims beneficial ownership over these shares, except to the extent of his pecuniary interest therein.
(4)	4D Global Energy Advisors SAS (“4D”) is the management company of 4D Global Energy Investments plc and 4D Global Energy Development Capital Fund II plc. 4D’s business address is 3rd Floor, IFSC House, Dublin 1, Ireland.

(5)	Includes 3,768,000 shares that Lime Rock Partners III, L.P. (“Lime Rock”) may be deemed to beneficially own through its indirect ownership interest in GES. Lime Rock’s business address is 274 Riverside Avenue, Westport, Connecticut 06880.
(6)	Represents 1,570,000 shares issued pursuant to the terms and conditions of the GES Transaction and 2,198,000 shares which may be issued to GES upon exercise of the GES Warrant. GES is an entity ultimately controlled by Lime Rock. 4D Global Energy Development Capital Fund II plc also has a 32.5% ownership in GES’s holding company, GES Holdings. Mr. Noonan expressly disclaims beneficial ownership over these shares, except to the extent of his pecuniary interest therein.
(7)	The Carey Trustees Limited, as Trustee for the Alumbrera Trust (the “Carey Trust”), own Lorito Holdings Sarl (“Lorito”) and Zebra Holdings and Investments Sarl (“Zebra”). Each of Lorito and Zebra own 785,000 shares of our common stock. The Carey Trust’s business address is 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 4LX. Lorito and Zebra’s business address is 37C Avenue JF Kennedy, L-1855 Luxembourg.
(8)	Includes 78,500 shares that The Northwestern Mutual Life Insurance Company may be deemed to beneficially own through its ownership interest in Northwestern Long-Term Care Insurance Company and 110,968 shares that may be attributable to Northwestern Mutual Life Insurance Company as manager and general partner of Northwestern Mutual Capital Strategic Equity Fund II, LP. The Northwestern Mutual Company’s address is 720 East Wisconsin Avenue, Milwaukee, WI, 53202-4797.
(9)	Includes options to purchase 400,350 shares of common stock that are exercisable within 60 days following completion of this offering. Includes 78,500 shares owned by A2L, Ltd, over which Mr. Dunn shares voting and dispositive control.
(10)	Excludes 3,925,000 shares owned by Sprott, for whom Mr. Einav serves as an executive officer, because Mr. Einav does not have sole or shared voting or dispositive power over the shares beneficially owned by Sprott.
(11)	Includes 1,962,500 shares that Mr. Noonan may be deemed to beneficially own through his indirect ownership and position as Chairman of each of 4D Global Energy Investments plc and 4D Global Energy Development Capital Fund II plc. 4D’s business address is 3rd Floor, IFSC House, Dublin 1, Ireland. Excludes shares owned by GES, of which Mr. Noonan is a director, because Mr. Noonan does not have sole or shared voting or dispositive power over the shares beneficially owned by GES.
(12)	Includes options to purchase 117,750 shares of common stock that are exercisable within 60 days following completion of this offering.
(13)	Includes options to purchase 157,000 shares of common stock that are exercisable within 60 days following completion of this offering.
(14)	Includes options to purchase 29,830 shares of common stock that are exercisable within 60 days following completion of this offering. Includes 43,568 shares of restricted stock that will not be vested following completion of this offering. Excludes options to purchase 89,490 shares of common stock that are not exercisable within 60 days following completion of this offering.
(15)	Includes options to purchase 23,550 shares of common stock that are exercisable within 60 days following completion of this offering. Excludes options to purchase 15,700 shares of common stock that are not exercisable within 60 days following completion of this offering.
(16)	Includes options to purchase 18,317 shares of common stock that are exercisable within 60 days following completion of this offering. Excludes options to purchase 36,633 shares of common stock that are not exercisable within 60 days following completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Contribution Agreement and Transition Services Agreement

The GES Transaction was consummated in 2012 pursuant to the terms and conditions of an asset contribution and share subscription agreement entered into between us, GES and RigAssetCo in 2011, and further amended in 2012. Pursuant to this contribution agreement, GES, a beneficial owner of greater than 5% of our common stock, also agreed to indemnify us for certain pre-closing matters. We also entered into a transition services agreement with GES pursuant to which we and GES provided certain services to each other during 2012 to assist in an orderly transition. We also entered into a lease agreement with GES with respect to certain facilities leased by GES from us.

Three members of our current board of directors are associated with GES and were associated with RigAssetCo as follows:

•	Byron Dunn, our Chief Executive Officer and director, served as a director of RigAssetCo. He also owns approximately 2.1% of the outstanding shares of the ultimate parent company of GES.

•	Tighe Noonan, our director, is a director of the ultimate parent company of GES and was a director of RigAssetCo. Mr. Noonan also is a founding shareholder of 4D Global Energy Advisors SAS (“4D”). Affiliates of 4D own a 33% interest of the ultimate parent company of GES and owned a majority of the ownership interests in RigAssetCo.

•	Thomas Bates, the Chairman of our board of directors, was a director of RigAssetCo and is a director of the ultimate parent of GES.

In connection with the formation of RigAssetCo, three members (including one former member) of our senior management team invested an aggregate of $900,000 in cash into RigAsssetCo. In addition, our senior management team was granted an aggregate of $1.4 million in additional equity of RigAssetCo, of which Messrs. Dunn and Choyce received $600,000 and $200,000, respectively.

Registration Rights

Upon the consummation of the GES Transaction, we entered into a registration rights agreement with GES and RigAssetCo, which provides registration rights to GES and RigAssetCo as well as to purchasers of our common stock in the private placement that occurred as a condition precedent to our acquisition of assets from GES and RigAssetCo. Under this agreement, we may also be required to file a registration statement under the Securities Act upon written request with respect to shares of our common stock owned by GES and RigAssetCo (which may assign its rights to affiliates of 4D and Lime Rock) to register such shares, subject to certain limitations. GES and RigAssetCo (and their permitted assigns) may request one and two demand registration respectively, and Sprott may request one demand registration, until their respective shares of common stock are freely tradable without restriction under Rule 144 and these stockholders own less than 5% of our common stock. In addition, if we propose to register securities under the Securities Act, then GES, RigAssetCo and Sprott (and their permitted assigns) will have piggy-back rights, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. There is no limit to the number of these piggy-back registrations in which these holders may request their shares be included.

We generally will bear the registration expenses incurred in connection with registrations, other than underwriting discounts, commissions and certain expenses that will be paid by the selling stockholder. We have agreed to indemnify these stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the registration rights agreement. These registration rights will terminate at the earlier of (a) seven years from the closing date of our initial public offering or (b) with respect to any holder other than GES, RigAssetCo and Sprott, the date that all registrable securities held by that holder may be sold in a three-month period without registration under Rule 144 of the Securities Act.

This registration rights agreement provides that, in connection with this initial public offering, each current stockholder subject to the registration rights agreement, to the extent requested by us or the underwriters, will not directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of any registerable securities or other shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock then owned by such holder for a period of 180 days following the effective date of this registration statement in the case of us and each of our officers, directors, managers or employees.

All of the members of our senior management team may be entitled to receive the benefits of certain piggy-back registration rights. These rights have been effectively waived or will not be applicable in connection with this initial public offering. In addition, Mr. Bates, Mr. Noonan and Mr. Dunn have relationships with Lime Rock, 4D and/or GES as described above. In the event of a dispute involving the registration rights agreement, these individuals may be deemed to have a conflict of interest with us.

Other Transactions

Upon the consummation of the GES Transaction, we entered into a letter agreement with Sprott and agreed to provide Sprott with certain financial information reasonably required by Sprott to fulfill its financial reporting obligations. We also agreed with GES and RigAssetCo, for so long as Sprott beneficially owns at least 10% of our issued and outstanding common stock or until we become subject to the reporting requirements under the Exchange Act, to appoint a Sprott nominee to our board of directors.

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our common stock;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy following the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all Related Party Transactions.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. Following the completion of this offering, we will have outstanding 22,733,220 shares of common stock and no outstanding shares of preferred stock. We also issued the GES Warrant to purchase approximately 2.2 million shares of our common stock at an exercise price of $12.74 per share for a term that expires March 2, 2015.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive, Conversion, Redemption or Sinking Fund Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or any sinking fund provisions.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Following the closing of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company at a premium that a stockholder may consider favorable, which could adversely affect the price of our common stock. These provisions, summarized below, are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding shares of voting stock that are not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specific exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for:

•	Election and Removal of Directors. Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Our directors are elected by plurality vote. Vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board.

•	Special Stockholder Meetings. Under our amended and restated bylaws, only a majority of the entire number of our directors may call special meetings of stockholders.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

•	Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	No Cumulative Voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our common stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of director’s decision regarding a takeover.

•	Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

•	Amendment to Certificate of Incorporation and Bylaws. The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least a majority of the voting power of our outstanding shares of common stock, provided, that the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of capital stock, in each case entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with the provisions described above under “Election and Removal of Directors,” “Special Stockholder Meetings,” “Requirements for Advance Notification of Stockholder Nominations and Proposals,” “Elimination of Stockholder Action by Written Consent” and “No Cumulative Voting.” These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our amended and restated bylaws.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws limit the liability of our directors to the fullest extent permitted by applicable law and provide that we will indemnify them to the fullest extent permitted by such law. We also maintain directors’ and officers’ liability insurance coverage.

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Registration Rights.”

Listing

Our shares of common stock have been approved for listing on the NYSE under the symbol “ICD,” subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. Sales of a substantial number of shares of our common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 22,733,220 shares of common stock. Of these shares, all of the 10,000,000 shares of common stock to be sold in this offering (or 11,500,000 shares, if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144. All remaining shares of common stock held by existing stockholders (consisting of 12,733,220 shares outstanding (including 460,005 unvested shares of restricted stock issued under our 2012 Plan), options to purchase 963,196 shares of our common stock and a warrant to purchase 2,198,000 shares held by GES) will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and will be eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	12,733,220 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701; and

•	18,971 shares will be eligible for sale, upon exercise of vested options, on the date of this prospectus or prior to 180 days after the date of this prospectus.

•	589,143 shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up Agreements

We, all of our directors and executive officers, and certain of our stockholders, representing 12,733,220 shares in the aggregate upon the closing of this offering, have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. See “Underwriters (Conflicts of Interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares issuable under our equity incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME AND

ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and, to a limited extent, estate tax, consequences related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift tax laws, any state, local or foreign tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the U.S.;

•	real estate investment trusts or regulated investment companies; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners in partnerships (including entities treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” we do not plan to make any distributions on our common stock for the foreseeable future. However, if we do make distributions of cash or property on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Subject to the discussion of effectively connected income below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the withholding agent with an IRS Form W-8BEN (or other appropriate or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.); or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are currently not, and do not expect to become, a USRPHC for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. However, as long as our common stock is considered to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain recognized on the disposition of our common stock as a result of our status as a USRPHC.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

U.S. Federal Estate Tax

Our common stock beneficially owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes and thus may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the U.S. by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the U.S. by such a broker if it has certain relationships within the U.S.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, impose a 30% withholding tax on any dividends on our common stock and on the gross proceeds from a disposition of our common stock in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless: (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial U.S. owners” (as defined in the Code) or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

Payments subject to withholding tax under this law generally include dividends paid on common stock of a U.S. corporation after June 30, 2014, and gross proceeds from sales or other dispositions of such common stock after December 31, 2016. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these withholding rules.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT TAX LAWS AND ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITERS (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriter	Number of Shares
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Tudor, Pickering, Holt & Co. Securities, Inc.
Canaccord Genuity Inc.
Capital One Securities, Inc.
Cowen and Company, LLC
FBR Capital Markets & Co.
IBERIA Capital Partners L.L.C.
Johnson Rice & Company L.L.C.

Total	10,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreements provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.0 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the NYSE under the trading symbol “ICD,” subject to official notice of issuance.

We, all of our directors and the holders of all of our outstanding stock and stock options have agreed or will agree that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock other than a registration statement on Form S-8 with respect to our 2012 Plan described in this prospectus.

The lock-up restrictions described in the foregoing do not apply to our directors, officers and certain other of our stockholders with respect to:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) to the spouse, domestic partner, parent, child or grandchild (each, an “immediate family member”) of the holder or to a trust formed for the benefit of an immediate family member,

(ii) by bona fide gift, will or intestacy, (iii) if the holder is a corporation, partnership or other business entity (A) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with the holder or (B) as part of a disposition, transfer or distribution without consideration by the holder to its equity holders or (iv) if the holder is a trust, to a trustor or beneficiary of the trust; provided that in the case of any transfer or distribution pursuant to this exception, (i) each donee, transferee or distributee shall sign and deliver a lock-up letter substantially in the form entered into by the holder and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•	the receipt by the holders from us of shares of common stock upon the exercise of an option, or the disposition of shares of common stock to us in a transaction solely in connection with the payment of taxes due with respect to the cashless exercise of an option, net settlement of restricted stock units, the vesting of restricted stock or the vesting of stock appreciation rights, insofar as such option, restricted stock unit, restricted stock or stock appreciation right was outstanding prior to the date of this prospectus pursuant to a plan or agreement disclosed in this prospectus, provided that no public reports, including but not limited to filings under Section 16 of the Exchange Act, will be required to be filed or will be voluntarily made by the holder within 30 days after the date of this prospectus, and after such 30th day, any public report or filing under Section 16 of the Exchange Act relating to (i) an exercise of a stock option shall clearly indicate in the footnotes thereto that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters of this offering and (ii) the disposition of shares of common stock to us in a transaction pursuant to this exception shall clearly indicate in the footnotes thereto that such disposition of shares was solely to us; and

•	the transfer of shares of common stock to us in connection with the repurchase of shares of common stock issued pursuant to an employee benefit plan disclosed in this prospectus or pursuant to the agreements pursuant to which such shares were issued, provided that no public reports, including but not limited to filings under Section 16 of the Exchange Act, will be required to be filed or will be voluntarily made by the holder within 30 days after the date of this prospectus, and after such 30th day, any public report or filing under Section 16 of the Exchange Act relating to the disposition of shares of common stock to us in a transaction pursuant to this exception shall clearly indicate in the footnotes thereto that such transfer of shares was solely to us.

The lock-up restrictions described in the foregoing do not apply solely to us with respect to:

•	the shares of common stock to be sold by us in this offering;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant, settlement of a restricted stock unit, settlement of a stock appreciation right or the conversion of a security outstanding on the date hereof pursuant to stock plans or other agreements disclosed in this prospectus; and

•	the issuance by us of shares or options to purchase shares of common stock pursuant to our equity plans disclosed in this prospectus.

Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. In the event Morgan Stanley & Co. LLC and RBC Capital Markets, LLC release any common stock and other securities subject to the lock-up agreements, we have agreed to publicly announce the impending release or waiver at least two business days before the effective date of the release or waiver.

In order to facilitate our initial public offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Conflicts of Interest

A portion of the net proceeds from this offering will be used to repay borrowings under our revolving credit facility. Because affiliates of Morgan Stanley & Co. LLC and Capital One Securities, Inc. are lenders under our revolving credit facility and will each receive 5% or more of the net proceeds of this offering due to such repayment, each of Morgan Stanley & Co. LLC and Capital One Securities, Inc. are deemed to have a “conflict of interest” under FINRA Rule 5121. As a result, this offering will be conducted in accordance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of and has exercised the standards of “due diligence” with respect to the registration statement and this prospectus. RBC Capital Markets, LLC has agreed to act as qualified independent underwriter for the offering and to undertake legal responsibilities and liabilities, of an underwriter under the Securities Act specifically including those inherent in Section 11 of the Securities Act. Morgan Stanley & Co. LLC and Capital One Securities, Inc. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and expenses.

In February 2014, we entered into an amendment to our credit agreement with certain lenders, including an affiliate of Morgan Stanley & Co. LLC who joined the facility at that time. This amendment increased our borrowing capacity from $60 million of aggregate commitments to $125 million. Pursuant to the terms of the credit agreement, as amended, we are required to pay ongoing commitment fees of 0.50% of the unused commitment per year. The interest rate for the credit facility is determined based on a formula using certain market rates, as described in the credit agreement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Share Program Prospectus Disclosure

At our request, the underwriters have reserved for sale, at the initial offering price, up to 5% of the shares offered hereby for directors, officers, employees, business associates, and related persons to us. Our officers, directors and employees who purchase shares through the directed share program will be subject to the 180-day lock-up provision described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent such person purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the others shares offered hereby.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Shares of our common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of our common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham  & Watkins LLP, Houston, Texas.

EXPERTS

The financial statements of the Company as of December 31, 2013 and December 31, 2012 and for each of the two years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of our predecessor included in this prospectus and elsewhere in the registration statement has been so included in reliance upon the report of Calvetti Ferguson, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

INDEPENDENCE CONTRACT DRILLING, INC.

Balance Sheets

(unaudited)

March 31, 2014 and December 31, 2013

	March 31, 2014	December 31, 2013
	(in thousands, except share amounts)
Assets
Cash and cash equivalents	$3,111	$2,730
Accounts receivable, net	10,807	9,089
Inventory	1,274	1,128
Vendor advances	8,618	6,168
Prepaid expenses and other current assets	3,537	2,042

Total current assets	27,347	21,157
Property, plant and equipment, net	140,275	129,488
Intangible assets, net	21,673	22,357
Goodwill	11,007	11,007
Other long-term assets	2,044	959

Total assets	$202,346	$184,968

Liabilities and Stockholders’ Equity
Liabilities
Accounts payable	$12,479	$9,061
Accrued liabilities	4,849	4,167
Deferred taxes	149	149
Income taxes payable	157	157

Total current liabilities	17,634	13,534
Long-term debt	38,097	19,780
Warrant derivative liability	3,186	3,189
Deferred taxes	1,708	3,593

Total liabilities	60,625	40,096

Commitments and contingencies

Stockholders’ equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 12,464,625 and 12,464,625 issued; 12,397,900 and 12,397,900 outstanding	124	124
Additional paid-in capital	153,169	152,615
Accumulated deficit	(10,826)	(7,121)
Treasury shares, at cost, 66,725 shares	(746)	(746)

Total stockholders’ equity	141,721	144,872

Total liabilities and stockholders’ equity	$202,346	$184,968

The accompanying notes are an integral part of these financial statements.

INDEPENDENCE CONTRACT DRILLING, INC.

Statements of Operations

(unaudited)

Three Months Ended March 31, 2014 and March 31, 2013

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Revenues	$13,549	$8,257
Costs and expenses
Operating costs	8,777	5,937
Selling, general and administrative	2,094	2,098
Depreciation and amortization	3,416	2,125
Asset impairment	4,650	—
Gain on disposition of assets	(189)	(41)

Total cost and expenses	18,748	10,119

Operating loss	(5,199)	(1,862)
Interest expense, net	(394)	—
Gain (loss) on warrant derivative	3	(433)

Loss before income taxes	(5,590)	(2,295)
Income tax benefit	(1,885)	(599)

Net loss	$(3,705)	$(1,696)

Loss per share:
Basic	$(0.30)	$(0.14)
Diluted	$(0.30)	$(0.14)

Weighted average number of common shares outstanding:
Basic	12,251	12,177
Diluted	12,251	12,177

The accompanying notes are an integral part of these financial statements.

INDEPENDENCE CONTRACT DRILLING, INC.

Statement of Changes in Stockholders’ Equity

(unaudited)

Three Months Ended March 31, 2014

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
	(in thousands, except share amounts)
Balances at December 31, 2013	12,397,900	$124	$152,615	$(7,121)	$(746)	$144,872
Stock-based compensation	—	—	554	—	—	554
Net loss	—	—	—	(3,705)	—	(3,705)

Balances at March 31, 2014	12,397,900	$124	$153,169	$(10,826)	$(746)	$141,721

The accompanying notes are an integral part of these financial statements.

INDEPENDENCE CONTRACT DRILLING, INC.

Statements of Cash Flows

(unaudited)

Three Months Ended March 31, 2014 and March 31, 2013

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Cash flows from operating activities
Net loss	$(3,705)	$(1,696)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	3,416	2,125
Asset impairment	4,650	—
Stock-based compensation	448	420
(Gain) loss on warrant derivative	(3)	433
Gain on disposition of assets	(189)	(41)
Deferred taxes	(1,885)	(654)
Amortization of deferred financing costs	152	—
Changes in assets and liabilities
Accounts receivable	(1,718)	(1,777)
Inventory	(406)	(55)
Vendor advances	(2,450)	1,550
Prepaid expenses and other assets	(1,500)	(1,217)
Accounts payable and accrued liabilities	(1,547)	2,155
Income taxes payable	—	42
Related party receivable	—	251

Net cash provided by (used in) operating activities	(4,737)	1,536

Cash flows from investing activities
Cash acquired in contribution transaction	—	—
Purchases of property, plant and equipment	(12,432)	(14,425)
Proceeds from the sale of property, plant and equipment	464	275

Net cash used in investing activities	(11,968)	(14,150)

Cash flows from financing activities
Borrowings under of credit facility	32,012	—
Repayments under credit facility	(13,694)	—
Deferred financing costs	(1,232)	(37)

Net cash provided by (used for) financing activities	17,086	(37)

Net (decrease) increase in cash and cash equivalents	381	(12,651)

Cash and cash equivalents
Beginning of period	2,730	37,407

End of period	$3,111	$24,756

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$303	$—

Supplemental disclosure of noncash investing and financing activity
Stock-based compensation capitalized as property, plant and equipment	$106	$92
Purchases of property plant and equipment in accounts payable	$7,621	$4,023

The accompanying notes are an integral part of these financial statements.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

(unaudited)

March 31, 2014

1. Nature of Operations

Independence Contract Drilling, Inc. (the “Company” or “ICD”) was incorporated on November 4, 2011 in Delaware, for the purpose of engaging in the land contract drilling business, utilizing drilling rigs engineered, designed and constructed by the Company. The Company markets its services to oil and natural gas exploration and production (“E&P”) companies operating in the United States. The Company owns an established rig manufacturing business and proprietary rig designs that allow us to construct a fleet of premium, programmable AC rigs and related equipment. As of March 31, 2014, the Company had six rigs operating, one rig being repaired and fitted with a multi-directional walking system and an eighth and ninth rig under construction.

Damage Sustained on Rig 102

On March 9, 2014, one of the Company’s non-walking drilling rigs suspended drilling operations due to damage to the rig’s mast and other operating equipment. The Company believes the cost to repair and replace this equipment is covered by insurance, subject to a $250,000 deductible. During the period that this rig is under repair, the Company intends to upgrade this rig by adding a substructure and other equipment to this rig that includes a multi-directional walking system. The cost of the upgrades will not be covered by insurance. The repairs and upgrades are expected to be completed in October 2014. The Company recorded an asset impairment charge of $4.7 million during the three months ended March 31, 2014, representing a preliminary estimate of the damage sustained to the rig. The amount of insurance proceeds to be received was not determinable at March 31, 2014, thus no insurance receivable has been recorded as of March 31, 2014.

2. Interim Financial Information

These unaudited financial statements include all the accounts of ICD, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These financial statements should be read along with our audited financial statements for the year ended December 31, 2013 as certain information and footnote disclosures included in annual financial statements prepared in accordance with GAAP have been omitted. In management’s opinion, these financial statements contain all adjustments necessary to present fairly the Company’s financial position, results of operations, cash flows and changes in equity for all periods presented.

As the Company had no items of other comprehensive income in any period presented, no other comprehensive income is presented.

Interim results for the three months ended March 31, 2014 may not be indicative of results that will be realized for the full year ending December 31, 2014.

Segment and Geographical Information

We report one segment because all of our drilling operations are all located in the United States and have similar economic characteristics. We build rigs and engage in land contract drilling for oil and natural gas in the United States. Corporate management administers all properties as a whole rather than as discrete operating segments. Operational data is tracked by rig; however, financial performance is measured as a single enterprise and not on a rig-by-rig basis. Allocation of capital resources is employed on a project-by-project basis across our entire asset base to maximize profitability without regard to individual areas.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

(unaudited)

March 31, 2014

Subsequent Events

We have evaluated subsequent events through May 14, 2014, which represents the date the financial statements were available to be issued.

3. Financial Instruments and Fair value

The carrying value of certain of our assets and liabilities, consisting primarily of cash and cash equivalents, accounts receivable and accounts payable, approximates their fair value due to the short-term nature of such instruments. Our financial instruments that are subject to fair value measurements consist of the GES Warrant and long-term debt.

The GES Warrant contained a provision that protects the holder from a decline in the issue price of the Company’s common stock, or a “down-round” provision. Down-round provisions reduce the exercise or conversion price of a warrant or convertible instrument if a company either issues equity shares for a price that is lower than the exercise or conversion price of those instruments or issues new warrants or convertible instruments that have a lower exercise or conversion price. As a result of this provision, the Company accounted for this warrant as a liability.

In accordance with Accounting Standards Codification 815 “Accounting for Derivative Instruments and Hedging Activities,” as amended, this warrant derivative liability is marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	Unadjusted quoted market prices for identical assets or liabilities in an active market;

Level 2	Quoted market prices for identical assets or liabilities in an active market that have been adjusted for items such as effects of restrictions for transferability and those that are not quoted but are observable through corroboration with observable market data, including quoted market prices for similar assets; and

Level 3	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The warrant liability is recorded at fair value on each reporting date using Level 3 inputs. Significant Level 3 inputs used to calculate the fair value of the warrants include the share price on the valuation date, expected volatility, risk-free interest rate and management’s assumptions regarding the likelihood of a future repricing of these warrants pursuant to the adjustment provision.

As of March 31, 2014 and December 31, 2013, the fair value of the GES Warrant determined by Level 3 measurements was approximately $3.2 million. The Company recorded non-cash gains on warrant derivative associated with changes in fair value of $3,000 and a $0.4 million loss for the three months ended March 31, 2014 and March 31, 2013, respectively.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

(unaudited)

March 31, 2014

The following provides a reconciliation of financial liabilities measured at fair value on a recurring basis using Level 3 inputs:

	March 31,
	2014	2013
	(in thousands)
Beginning balance	$3,189	$4,224
(Gain) loss on warrant derivative	(3)	433

Ending balance	$3,186	$4,657

The fair value of our long-term debt is determined by Level 3 measurements based on quoted market prices and terms for similar instruments, where available, or on the amount of future cash flows associated with the debt, discounted using our current borrowing rate for comparable debt instruments. The estimated fair value of our long-term debt totaled $37.8 million and $18.6 million compared to a carrying amount of $38.1 million and $19.8 million as of March 31, 2014 and December 31, 2013, respectively.

Fair value measurements were applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which would consist of measurements primarily related to goodwill, intangible assets and other long-lived assets, and assets acquired and liabilities assumed in the Contribution Transaction. There were no transfers between levels of the hierarchy for the periods ended March 31, 2014 and 2013.

4. Inventory

Inventory consisted of the following:

	March 31, 2014	December 31, 2013
	(in thousands)
Raw materials and purchased components	$1,274	$1,128

The Company determined that no reserve for obsolescence was needed at March 31, 2014 or December 31, 2013. No inventory obsolescence expense was recognized during the three months ended March 31, 2014 and 2013.

5. Accrued Liabilities

Accrued liabilities consisted of the following:

	March 31, 2014	December 31, 2013
	(in thousands)
Accrued salaries and other compensation	$948	$1,868
Insurance	1,829	485
Deferred mobilization revenues	396	684
Property, sales and other tax	1,256	787
Other	420	343

	$4,849	$4,167

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

(unaudited)

March 31, 2014

6. Long-term debt

On May 10, 2013, the Company entered into a credit agreement (the “Credit Facility”) with a syndicate of financial institutions led by CIT Finance, LLC, that provided for a committed $60.0 million revolving credit facility and an additional uncommitted $20.0 million accordion feature that allowed for future increases in the facility.

On February 21, 2014, the Company amended its Credit Facility in order to increase the aggregate commitments under the Credit Facility from $60.0 million to $125.0 million. The final $25.0 million of commitments under the amended Credit Facility is subject to the Company obtaining additional equity or indebtedness subordinated to the Credit Facility of at least $40.0 million. The Credit Facility, as amended, also provides for an additional uncommitted $25.0 million accordion feature that allows for future increases in the facility. The amended Credit Facility is secured by substantially all of the Company’s assets. Borrowings by the Company are subject to a borrowing base formula that allows for borrowings of up to 85% of eligible trade accounts receivable not more than 90 days outstanding, plus up to 75% of the appraised forced liquidation value of the Company’s eligible, completed and owned drilling rigs. Beginning on February 21, 2015, the 75% advance rate on the Company’s eligible completed and owned drilling rigs decreases by 1.25% per quarter. The amended Credit Facility matures on February 21, 2017.

At our election, interest under the Credit Facility is determined by reference at our option to either (i) the London Interbank Offered Rate (“LIBOR”), plus 4.5% based upon availability under the Credit Facility or (ii) a “base rate” equal to the higher of the prime rate published by JP Morgan Chase Bank or three-month LIBOR plus 1%, plus in each case, an amount ranging from 3.0% to 3.5% based upon availability under the Credit Facility. The Company also pays, on a quarterly basis, an unused line commitment of 0.50% per annum on the unused portion of the committed credit facility. The credit facility is unconditionally guaranteed by the assets and capital stock of all current and future direct and indirect subsidiaries of the Company.

The amended Credit Facility contains various financial covenants including minimum EBITDA, fixed charge coverage ratio, rig utilization ratio and limitations on maintenance capital expenditures. Additionally, there are restrictive covenants that limit the ability of the Company and its subsidiaries to, among other things: incur or guarantee additional indebtedness or issue disqualified capital stock; transfer or sell assets; pay dividends or distributions, redeem subordinated indebtedness, make certain types of investments or make other restricted payments; create or incur liens; consummate a merger, consolidation or sale of all or substantially all assets; and engage in business other than a business that is the same or similar to the current business and reasonably related businesses.

The Company’s outstanding borrowings under the Credit Facility totaled $38.1 million at March 31, 2014, at a weighted average interest rate of 5.2%. Remaining availability under the Credit Facility is $61.9 million at March 31, 2014 and the Company is currently in compliance with all covenants under the Credit Facility.

7. Stock-Based Compensation

In March 2012, the Company adopted the 2012 Omnibus Long-Term Incentive Plan (the “2012 Plan”) providing for common stock-based awards to employees and to nonemployee Directors. The 2012 Plan permits the granting of various types of awards, including stock options and restricted stock awards. Restricted stock may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than the market price of the underlying stock on the date of grant. Stock options expire ten years after the grant date. We have the right to satisfy option exercises from treasury shares and from authorized but unissued shares. There were no stock options or restricted stock granted during the three months ended March 31, 2014.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

(unaudited)

March 31, 2014

A summary of compensation cost recognized for stock-based payment arrangements is as follows:

	Three Months Ended
	March 31, 2014	March 31, 2013
	(in thousands)
Compensation cost recognized:
Stock options	$272	$269
Restricted stock	282	243

Total stock-based compensation	$554	$512

Approximately $0.1 million in stock-based compensation was capitalized in connection with rig construction activity during the three months ended March 31, 2014 and March 31, 2013.

Stock Options

We use the Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and nonemployee directors. The fair value of the options is amortized to compensation expense on a straight-line basis over the requisite service periods of the stock awards, which are generally the vesting periods.

There were no stock options granted during the three month period ended March 31, 2014. The fair value calculations for options granted during the three months ended March 31, 2013 are based on the following weighted-average assumptions:

2013
Risk-free interest rate	0.83%
Expected volatility	40%
Dividend yield	—
Expected term	5.0 years

Risk-Free Interest Rate

The risk-free interest rate is based on U.S. Treasury securities for the expected term of the option.

Expected Volatility Rate

Expected volatilities are based on an analysis of volatilities for publicly traded companies engaged in the contract drilling business.

Expected Dividend Yield

The Company has no plans to pay dividends in the foreseeable future.

Expected Term

The expected term of the options granted represents the period of time that they are expected to be outstanding. We do not have any operating history with which to estimate the expected term, and have based our estimate upon the data available for other contract drilling companies and management estimates.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

(unaudited)

March 31, 2014

Based on these calculations, the weighted-average fair value per option granted during the three months ended March 31, 2013 was $4.27.

A summary of stock option activity and related information for the three months ended March 31, 2014 is as follows:

	Options	Weighted Average Exercise Price
Outstanding at January 1, 2014	963,196	$12.74
Granted	—	—
Exercised	—	—
Forfeited/expired	—	—

Outstanding at March 31, 2014	963,196	$12.74

Exercisable at March 31, 2014	541,389	$12.74

A summary of our unvested stock options as of March 31, 2014, and the changes during the three months then ended is presented below:

	Outstanding	Weighted Average Grant-Date Fair Value
Unvested as of January 1, 2014	620,412	$4.42
Granted	—	—
Vested	(198,605)	4.83
Forfeited/expired	—	—

Unvested as of March 31, 2014	421,807	$4.22

The number of options vested at March 31, 2014 was 541,388 with a weighted average remaining contractual life of 8.0 years and a weighted-average exercise price of $12.74 per share.

As of March 31, 2014, the unrecognized compensation cost related to outstanding stock options was $1.5 million. This cost is expected to be recognized over a weighted-average period of 1.1 years.

Restricted Stock

Restricted stock awards consist of our common stock and vest over three to four years. We recognize compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards is determined based on the fair market value of our shares on the grant date. As of March 31, 2014, there was $1.4 million of total unrecognized compensation cost related to unvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 1.0 years.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

(unaudited)

March 31, 2014

A summary of the status of our restricted stock awards as of March 31, 2014, and of changes in restricted stock outstanding during the three months ended March 31, 2014, is as follows:

	Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at January 1, 2014	147,451	$12.48
Granted	—	—
Vested	(2,617)	12.19
Forfeited/expired	—	—

Outstanding at March 31, 2014	144,834	$12.49

8. Stockholders’ Equity and Earnings (loss) per Share

As of March 31, 2014, the Company has a total of 12,397,900 shares of common stock, $0.01 par value, issued and outstanding including 144,834 shares of restricted stock and 66,725 shares held as treasury stock. Total authorized common stock is 100,000,000 shares.

Basic earnings (loss) per common share (“EPS”) are computed by dividing income, (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. A reconciliation of the numerators and denominators of the basic and diluted losses per share computations is as follows:

	Three Months Ended March 31,
	2014	2013
	(in thousands, except per share data)
Net loss (numerator):	$(3,705)	$(1,696)
Loss per share:
Basic	$(0.30)	$(0.14)
Diluted	$(0.30)	$(0.14)
Shares (denominator):
Weighted-average number of shares outstanding—basic	12,251	12,177
Weighted-average number of shares outstanding—diluted	12,251	12,177

The three months ended March 31, 2014 per share calculations above exclude 963,196 million options, 144,834 shares of restricted stock and 2.2 million warrants because they were anti-dilutive. The three months ended March 31, 2013 per share calculations above exclude 1,007,548 million options, 190,232 shares of restricted stock and 2.2 million warrants because they were anti-dilutive.

9. Commitments and Contingencies

Purchase Commitments

As of March 31, 2014 we had outstanding purchase commitments to a number of suppliers totaling $19.9 million related primarily to the construction of drilling rigs.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

(unaudited)

March 31, 2014

Lease Commitments

The Company leases certain buildings, equipment and vehicles under non-cancelable operating leases. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to March 31, 2014, were as follows:

(in thousands)
2014	$476
2015	222
2016	101
2017	4

$803

Contingencies

The Company’s operations inherently expose the Company to various liabilities and exposures that could result in third party lawsuits, claims and other causes of action. While we insure against the risk of these proceedings to the extent deemed prudent by our management, we can offer no assurance that the type or value of this insurance will meet the liabilities that may arise from any pending or future legal proceedings related to our business activities.

10. Related Parties

During 2011, the Company entered into the Contribution Agreement with GES and RigAssetCo. Three of the Company’s directors as of March 31, 2014, also were directors of RigAssetCo. In addition, two of those three directors also were directors of the parent company of GES.

In connection with the Contribution Agreement, the Company also entered into the Transition Services Agreement with GES pursuant to which the Company and GES provided various services on a transitional basis in order to ensure an orderly transition of the operations acquired by the Company from GES in the Contribution Transaction. The Company has not provided any of these services to GES during 2014 or 2013. All amounts owed to the Company related to these agreements have been paid in full.

One of the Company’s directors is also a director of one of our customers. The Company recorded $1.4 million in revenues with this customer for the three months ended March 31, 2014 and had outstanding trade receivables totaling $1.8 million as of March 31, 2014. The Company did not transact any business with this customer for the three months ended March 31, 2013.

11. Subsequent Events

Credit Facility

On May 12, 2014, the Company amended its Credit Facility. This second amendment expanded the commitments not subject to the Junior Event from $100 million to $110 million. The amendment also adjusted the minimum EBITDA (as defined in the Credit Facility) covenants contained in the Credit Facility to reflect the removal of Rig 102 from service during the pendency of its upgrade.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

(unaudited)

March 31, 2014

Stock Split

On July 14, 2014 the Company’s board of directors of approved a resolution to effect a 1.57-for-1 stock split of its common stock in the form of a stock dividend resulting in 12,397,900 shares of common stock outstanding. The earnings per share information and all common stock information have been retroactively restated for all years presented to reflect this stock split. The Board of Directors set the record date for the distribution as of July 21, 2014 and the distribution date for the stock dividend as of July 24, 2014.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Independence Contract Drilling, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Independence Contract Drilling, Inc. (the “Company”) at December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 21, 2014, except for Note 3, Earnings (loss) per Share, and Note 12, Segment and Geographical Information, as to which the date is May 12, 2014 and except for the stock split as described in Note 16 to the financial statements as to which the date is July 24, 2014

INDEPENDENCE CONTRACT DRILLING, INC.

Balance Sheets

December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
	(in thousands, except par value)
Assets
Cash and cash equivalents	$2,730	$37,407
Accounts receivable, net	9,089	5,382
Inventory	1,128	889
Related party receivables	—	586
Vendor advances	6,168	2,191
Deferred taxes	—	188
Prepaid expenses and other current assets	2,042	1,215

Total current assets	21,157	47,858
Property, plant and equipment, net	129,488	83,476
Intangible assets, net	22,357	25,095
Goodwill	11,007	11,007
Other long-term assets	959	—

Total assets	$184,968	$167,436

Liabilities and Stockholders’ Equity
Liabilities
Accounts payable	$9,061	$10,121
Accrued liabilities	4,167	2,418
Deferred taxes	149	—
Income taxes payable	157	—

Total current liabilities	13,534	12,539
Long-term debt	19,780	—
Warrant derivative liability	3,189	4,224
Deferred taxes	3,593	5,973

Total liabilities	40,096	22,736

Commitments and contingencies (Note 13)

Stockholders’ equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 12,464,625 and 12,375,919 issued, respectively; 12,397,900 and 12,309,194 outstanding, respectively	124	123
Additional paid-in capital	152,615	150,447
Accumulated deficit	(7,121)	(5,124)
Treasury shares, at cost, 66,725 shares	(746)	(746)

Total stockholders’ equity	144,872	144,700

Total liabilities and stockholders’ equity	$184,968	$167,436

The accompanying notes are an integral part of these financial statements.

INDEPENDENCE CONTRACT DRILLING, INC.

Statements of Operations

Year Ended December 31, 2013 and 2012

	Year Ended December 31,
	2013	2012
	(in thousands, except per share amounts)
Revenues	$42,786	$15,123
Costs and expenses
Operating costs	28,401	15,400
Selling, general and administrative	8,911	7,813
Depreciation and amortization	10,186	5,904
Gain on disposition of assets	(55)	—

Total cost and expenses	47,443	29,117

Operating loss	(4,657)	(13,994)
Interest expense, net	(257)	(10)
Gain on warrant derivative	1,035	3,655

Loss before income taxes	(3,879)	(10,349)
Income tax benefit	(1,882)	(5,401)

Net loss	$(1,997)	$(4,948)

Loss per share (Note 3):
Basic	$(0.16)	$(0.49)
Diluted	$(0.16)	$(0.49)
Weighted average number of common shares outstanding (Note 3):
Basic	12,179	10,141
Diluted	12,179	10,141

The accompanying notes are an integral part of these financial statements.

INDEPENDENCE CONTRACT DRILLING, INC.

Statements of Changes in Stockholders’ Equity

Year Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
	(in thousands, except share amounts)
Balances at January 1, 2012	158	$—	$1	$(176)	$—	$(175)
Stock issued—contribution transaction	3,923,038	39	49,936	—	—	49,975
Stock issued—144A offering, net	8,264,323	83	98,275	—	—	98,358
Restricted stock issued	246,490	2	(2)	—	—	—
Restricted stock forfeitures	(58,090)	—	—	—	—	—
Stock-based compensation	—	—	2,237	—	—	2,237
Purchase of treasury stock	(66,725)	(1)	—	—	(746)	(747)
Net loss	—	—	—	(4,948)	—	(4,948)

Balances at December 31, 2012	12,309,194	$123	$150,447	$(5,124)	$(746)	$144,700
Restricted stock issued	88,706	1	(1)	—	—	—
Stock-based compensation	—	—	2,169	—	—	2,169
Net loss	—	—	—	(1,997)	—	(1,997)

Balances at December 31, 2013	12,397,900	$124	$152,615	$(7,121)	$(746)	$144,872

The accompanying notes are an integral part of these financial statements.

INDEPENDENCE CONTRACT DRILLING, INC.

Statements of Cash Flows

Year Ended December 31, 2013 and 2012

	Year Ended December 31,
	2013	2012
	(in thousands)
Cash flows from operating activities
Net loss	$(1,997)	$(4,948)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	10,186	5,904
Stock-based compensation	1,751	1,883
Gain on warrant derivative	(1,035)	(3,655)
Gain on disposition of assets	(55)	—
Deferred taxes	(2,043)	(5,401)
Amortization of deferred financing costs	251	—
Bad debt expense	93	256
Changes in assets and liabilities
Accounts receivable	(3,802)	(5,638)
Inventory	(240)	(889)
Vendor advances	(3,977)	546
Prepaid expenses and other assets	(856)	(629)
Accounts payable and accrued liabilities	6,978	3,402
Income taxes payable	157	—
Related party receivable	586	832

Net cash provided by (used in) operating activities	5,997	(8,337)

Cash flows from investing activities
Cash acquired in contribution transaction	—	17,082
Purchases of property, plant and equipment	(59,689)	(66,864)
Proceeds from the sale of assets	416	39

Net cash used in investing activities	(59,273)	(49,743)

Cash flows from financing activities
Borrowings under of credit facility	36,986	—
Repayments under credit facility	(17,206)	—
Repayment of other debt	—	(2,125)
Deferred financing costs	(1,181)	—
Purchase of treasury stock	—	(747)
Proceeds from 144A offering, net	—	98,358

Net cash provided by financing activities	18,599	95,486

Net (decrease) increase in cash and cash equivalents	(34,677)	37,406

Cash and cash equivalents
Beginning of period	37,407	1

End of period	$2,730	$37,407

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$196	$10

Supplemental disclosure of noncash investing and financing activity
Stock-based compensation capitalized as property, plant and equipment	$418	$354
Purchases of property, plant and equipment in accounts payable	$1,974	$8,262
Common stock issued in connection with the contribution transactions	$—	$49,975
Warrant issued in connection with the contribution transactions	$—	$7,879

The accompanying notes are an integral part of these financial statements.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

1. Nature of Operations

Independence Contract Drilling, Inc. (the “Company” or “ICD”) was incorporated on November 4, 2011 in Delaware, for the purpose of engaging in the land contract drilling business, utilizing drilling rigs engineered, designed and constructed by the Company. The Company markets its services to oil and natural gas exploration and production (“E&P”) companies operating in the United States. The Company owns proprietary rig designs that allow it to construct premium, 1500-hp AC programmable rigs and related equipment. As of December 31, 2013, the Company had seven rigs operating and two additional rigs under construction. ICD conducted no operations prior to the contribution transactions that occurred on March 2, 2012.

Contribution Transactions

On March 2, 2012, certain contribution transactions were completed pursuant to an asset contribution and share subscription agreement (the “Contribution Agreement”) that involved the Company acquiring certain assets and liabilities of Global Energy Services Operating, LLC (“GES”), and Independence Contract Drilling LLC (“RigAssetCo”). Simultaneously with the closing of a private placement of the Company’s common stock, (the “Private Placement”) (i) GES contributed all of its rig manufacturing and related field service assets to the Company in exchange for $20.0 million in common stock of the Company, the issuance of a warrant to purchase 2.2 million shares of common stock of the Company (the “GES Warrant”) and the assumption by the Company of $2.1 million of long-term indebtedness; and (ii) RigAssetCo contributed substantially all of its assets to the Company in exchange for $29.98 million, payable in shares of the Company’s common stock (collectively, the “Contribution Transaction”). The assets contributed by RigAssetCo included (i) approximately $28.6 million of cash, reduced by cash payments made for management compensation, deposits on the manufacture of two drilling rigs and related equipment and (ii) two day rate drilling contracts. The common stock issued pursuant to the terms of the Contribution Agreement, as well as the exercise price under the GES Warrant, were determined using the same price as the stock issued in the “Private Placement.” In conjunction with the completion of the Contribution Transaction, GES was determined to be the predecessor for accounting purposes.

The transactions contemplated by the Contribution Agreement were structured with the intent that they qualify as a single tax-free contribution under Section 351 of the Internal Revenue Code of 1986. As a result, the Company did not receive a “step up” in taxable basis of the assets being transferred to the Company, but rather the historical tax basis of the assets contributed by GES and RigAssetCo were carried forward.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

A summary of the assets acquired and liabilities assumed in connection with the GES transaction is set forth below:

Purchase price
Common stock issued (1,570,000 shares at approximately $ 12.74 per share)	$20,000
GES warrant	7,879

Total purchase price	$27,879

Purchase price allocation
Cash	$7,893
Accounts receivable	1,426
Vendor deposits	2,737
Land, buildings and equipment	3,773
Construction in progress	6,374
Intangibles
Rig manufacturing intellectual property	27,376
Goodwill	10,318

Total assets acquired	59,897

Current liabilities	19,252
Debt	2,125
Deferred taxes	10,641

Total liabilities assumed	32,018

Allocated purchase price	$27,879

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value on the transaction date. The allocation of fair value was based on third party appraisals and management’s estimates. The fair value of the GES warrant was estimated based upon the share price on the valuation date, expected volatility, risk-free interest rate and management’s assumptions regarding the likelihood of a future repricing of these warrants pursuant to the adjustment provision. The fair value calculation for the GES warrant included the following assumptions:

Risk-free interest rate	0.64%
Expected volatility	40%
Dividend yield	—
Expected term	3.0 years

Risk-Free Interest Rate

The risk-free interest rate is based on U.S. Treasury securities with maturities that are the same as the expected term of the option.

Expected Volatility Rate

Expected volatilities are based on an analysis of volatilities for publicly traded companies engaged in the contract drilling business.

Expected Term

The expected term of the warrant represents the three year contractual term.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

The rig manufacturing intellectual property acquired in the GES transaction includes all rig designs, drawings, specifications and rig operation software and programming necessary for the Company to manufacture its various ShaleDriller™ rigs. The rig manufacturing intellectual property was valued using an avoided cost methodology that assumed $2.5 million in cost savings for each rig constructed as compared to buying rigs constructed by third parties. This savings is then discounted over our probability adjusted, planned rig construction schedule. This intellectual property is being amortized over a ten year period.

A term loan in the amount of $2.1 million was assumed in connection with the GES transaction and fully repaid on March 2, 2012.

A summary of the assets acquired and liabilities assumed in connection with the RigAssetCo transaction is set forth below:

Purchase price
Common stock issued (2,353,038 shares at approximately $ 12.74 per share)	$29,975

Purchase price allocation
Cash	9,236
Deposits	19,131
Intangibles
Third party drilling contracts	1,511
Goodwill	689

Total assets acquired	30,567

Deferred taxes	592

Total liabilities assumed	592

Allocated purchase price	$29,975

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value on the transaction date. The allocation of fair value was based on third party appraisals and management’s estimates.

Third party drilling contracts represent an intangible asset that has a separate value apart from both the purchased tangible assets and other assets acquired in the RigAssetCo transaction. Two third party drilling contracts were acquired from RigAssetCo in the transaction, each with a term of six months with an optional six month renewal. The drilling contracts were valued using a discounted cash flow methodology and were amortized using the straight-line method over six months. The drilling contract intangible assets were fully amortized as of December 31, 2012.

Based on the purchase price allocations of the GES transaction and the RigAssetCo transaction it was determined that the fair values of the net assets acquired were less than the purchase price, resulting in the recording of $11.0 million in goodwill in total. This goodwill, all of which is nondeductible for tax purposes, is largely the result of efficiencies associated with constructing rigs for internal use.

Private Placement

As a condition of the closing of the Contribution Transaction, the Company completed the Private Placement of the Company’s common stock, pursuant to Rule 144A of the Securities Act of 1933, as amended. Pursuant to the Private Placement, a total of 8,264,323 shares of the Company’s common stock were issued at an offering price of $12.74 per share.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

The following table summarizes the net proceeds received by the Company in the Private Placement, after the deduction of applicable costs and expenses:

(in thousands)
Common stock (8,264,323 shares at approximately $12.74 per share)	$105,278
Less: Initial purchasers discount	(5,419)
Other expenses	(1,501)

Net proceeds	$98,358

Other expenses consisted of legal, accounting, printing and other closing costs directly associated with the Private Placement.

Office Closure

During the third quarter of 2012, the decision was made to close our Oklahoma City office and relocate all management and administrative functions to Houston. As a result of the closure, the Company recorded severance, legal and other office closure expenses totaling approximately $0.6 million in selling, general and administrative expenses for the year ended December 31, 2012. All activities associated with the office closure were concluded as of December 31, 2012 and there was no remaining liability related to these activities as of December 31, 2012.

2. Summary of Significant Accounting Policies

Basis of Presentation

These audited financial statements include all the accounts of ICD, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). As the Company had no items of other comprehensive income in any period presented, no other comprehensive income or comprehensive income is presented.

We have evaluated subsequent events through March 21, 2014, which represents the date the financial statements were available to be issued.

Cash and Cash Equivalents

We consider short term, highly liquid investments that have an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable is comprised primarily of amounts due from our customers for contract drilling services. Accounts receivable are reduced to reflect estimated realizable values by an allowance for doubtful accounts based on historical collection experience and specific review of individual accounts. Receivables are written off when they are deemed to be uncollectible. The allowance for doubtful accounts totaled $0.1 million and $0.3 million as of December 31, 2013 and December 2012, respectively.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Inventory

Inventory is stated at lower of cost or market. Inventory consists primarily of purchased components for use in the construction of drilling rigs, as well as our products sales and rig support operations. Cost is determined on an average cost basis. Appropriate consideration is given to obsolescence, excess quantities and other factors in evaluating net realizable value. The Company determines reserves for inventory based on historical usage of inventory, age of inventory on hand, assumptions about future demand and market conditions, and estimates about potential alternative uses.

Vendor Advances

Vendor advances consist primarily of unsecured deposits with our suppliers for the purchase of rig components or related drilling equipment.

Property, Plant and Equipment, Net

Property, plant and equipment, including renewals and betterments, are stated at cost less accumulated depreciation. All property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets. The cost of maintenance and repairs are expensed as incurred. Major overhauls and upgrades are capitalized and depreciated over their remaining useful life.

Depreciation of property, plant and equipment is recorded based on the estimated useful lives of the assets as follows:

Estimated
Useful Life
Buildings	20–39 years
Drilling rigs and related equipment	5–20 years
Machinery, equipment and other	3–7 years
Vehicles	2–5 years
Software	2–7 years

The Company owns substantially all of our rig assembly yard and corporate offices located in Houston, Texas. We lease a number of vehicles and land for equipment and inventory storage. Leases are evaluated at inception or at any subsequent material modification to determine if the lease should be classified as a capital or operating lease. We do not currently have any capital leases.

The Company reviews our assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their estimated fair value determined using discounted cash flows. No impairments were recorded for the years ended December 31, 2013 or December 31, 2012.

Construction in progress represents the costs incurred for drilling rigs that remain under construction at the end of the period. This includes third party costs relating to the purchase of rig components as well as labor, material and other identifiable direct and indirect costs associated with the construction of the rig.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Capitalized Interest

The Company capitalizes interest expense related to rig construction projects. Interest expense is capitalized during the construction period based on the weighted average interest rate of the related debt. Capitalized interest for the year ended December 31, 2013 amounted to $0.4 million. No interest expense was capitalized during the year ended December 31, 2012.

Goodwill

Goodwill represents the excess of costs over the fair value of the net assets acquired in connection with the Contribution Transaction. Goodwill is not amortized, but rather tested and assessed for impairment annually or more frequently if certain events or changes in circumstance indicate the carrying amount may exceed fair value. The annual test for goodwill impairment is performed following the fourth quarter of each year and begins with a qualitative assessment of whether it is “more likely than not” that the fair value of our business is less than its carrying value. If the qualitative analysis indicates that it is “more likely than not” that our business’ fair value is less than its carrying value, the resulting goodwill impairment test would consist of a two-step accounting test. The first step of the goodwill impairment test identifies the potential impairment, resulting if the fair value of a reporting unit (including goodwill) is less than its carrying amount. If during testing, it is determined that the fair value of net assets (including goodwill) exceeds its carrying amount, the goodwill of such net assets are not considered impaired and the second step of the goodwill impairment test is not applicable. However, if the fair value of net assets (including goodwill) is less than its carrying amount, we would then proceed to the second step in the goodwill impairment test. The second step includes hypothetically valuing the net assets as if they had been acquired in a business combination. Then, the implied fair value of the net assets’ goodwill is compared to the carrying value of that goodwill. If the carrying value of net assets’ goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess, not to exceed the carrying value.

The fair values calculated in these impairment tests were determined using discounted cash flow models involving assumptions based on our utilization of rigs or other oil and gas service equipment, direct costs, general and administrative costs, depreciation, applicable income taxes, capital expenditures and working capital requirements. Our discounted cash flow projections were based on financial forecasts. Our estimated fair values incorporate judgment and the use of estimates by management. A prolonged period of lower oil and natural gas prices could adversely affect the demand for our services and could result in goodwill impairment charges in the future. We did not record any goodwill impairment charges for the years ended December 31, 2013 and December 31, 2012.

Intangible Assets

Identified intangible assets with determinable lives consist of drilling contracts and rig manufacturing intellectual property obtained in connection with the Contribution Transaction. Intangibles related to the drilling contracts were amortized on a straight-line basis over their estimated useful lives of six months while the identified intangibles related to the rig manufacturing intellectual property are being amortized on a straight-line basis over their estimated useful lives of ten years. The identifiable intangibles will be evaluated for impairment at the end of each reporting period if events occur or circumstances change that would more likely than not reduce the fair value of the intangibles below their carrying amount.

Financial Instruments and Fair value

The carrying value of certain of our assets and liabilities, consisting primarily of cash and cash equivalents, accounts receivable and accounts payable, approximates their fair value due to the short-term nature of such instruments.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Our financial instruments that are subject to fair value measurements consist of the GES Warrant and long-term debt.

The GES Warrant contained a provision that protects the holder from a decline in the issue price of the Company’s common stock, or a “down-round” provision. Down-round provisions reduce the exercise or conversion price of a warrant or convertible instrument if a company either issues equity shares for a price that is lower than the exercise or conversion price of those instruments or issues new warrants or convertible instruments that have a lower exercise or conversion price. As a result of this provision, the Company accounted for this warrant as a liability.

In accordance with Accounting Standards Codification 815 “Accounting for Derivative Instruments and Hedging Activities,” as amended, this warrant derivative liability is marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	Unadjusted quoted market prices for identical assets or liabilities in an active market;

Level 2	Quoted market prices for identical assets or liabilities in an active market that have been adjusted for items such as effects of restrictions for transferability and those that are not quoted but are observable through corroboration with observable market data, including quoted market prices for similar assets; and

Level 3	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013. For the year ended December 31, 2013 the Company recorded a non-cash gain on warrant derivative associated with changes in the fair value of approximately $1.0 million.

	Carrying Value at December 31, 2013	Fair Value Measurement at December 31, 2013
		Level 1	Level 2	Level 3
Liabilities
Derivative warrant liability	$3,189	$—	$—	$3,189
Total derivative liability	$3,189	$—	$—	$3,189

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2012. For the year ended December 31, 2012, the Company recorded a non-cash gain on warrant derivative associated with changes in the fair value of approximately $3.7 million.

	Carrying Value at December 31, 2012	Fair Value Measurement at December 31, 2012
		Level 1	Level 2	Level 3
Liabilities
Derivative warrant liability	$4,224	$—	$—	$4,224
Total derivative liability	$4,224	$—	$—	$4,224

This warrant liability is recorded at fair value on each reporting date. Significant Level 3 inputs used to calculate the fair value of the warrants include the share price on the valuation date, expected volatility, risk-free interest rate and management’s assumptions regarding the likelihood of a future repricing of these warrants pursuant to the adjustment provision.

The following provides a reconciliation of financial liabilities measured at fair value on a recurring basis using Level 3 inputs:

	December 31,
	2013	2012
	(in thousands)
Beginning balance	$4,224	$—
Issuance of GES warrant	—	7,879
Gain on warrant derivative	(1,035)	(3,655)

Ending balance	$3,189	$4,224

The fair value of our long-term debt is determined by Level 3 measurements based on quoted market prices and terms for similar instruments, where available, or on the amount of future cash flows associated with the debt, discounted using our current borrowing rate for comparable debt instruments. The estimated fair value of our long-term debt totaled $18.6 million compared to a carrying amount of $19.8 million as of December 31, 2013. No long-term debt was outstanding as of December 31, 2012.

Fair value measurements were applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which would consist of measurements primarily related to goodwill, intangible assets and other long-lived assets, and assets acquired and liabilities assumed in the Contribution Transaction. There were no transfers between levels of the hierarchy for the years ended December 31, 2013 and 2012.

Revenue and Cost Recognition

The Company’s revenues are principally derived from contract drilling services, as well as product sales, and field services provided to third parties, and transitional services provided to GES pursuant to a transitional services agreement (the “Transition Services Agreement”) entered into in connection with the Contribution Agreement (Note 13).

The Company records contract drilling revenue for daywork contracts daily as work progresses, assuming collectability is assured. Daywork drilling contracts provide that revenue is earned daily based on a specified rate

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

per day and the term of the contract which can be for a specific period of time or a specified number of wells. The Company generally receives lump-sum payments for the mobilization of rigs and other drilling equipment at the commencement of a new drilling contract. Revenue and costs associated with the mobilization are deferred and recognized ratably over the term of the related drilling contract once the rig spuds. Costs incurred to relocate rigs and other equipment to an area in which a contract has not been secured are expensed as incurred.

The Company records revenue from the sale of equipment, components and parts sold to customers when title and risk of loss has passed to the customer, collectability is reasonably assured, pricing is fixed and the products have been shipped or delivered to customers, as applicable. The Company records revenue from services performed when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, pricing is fixed or determinable and collectability is reasonably assured.

Acquisition and Private Placement Expenses

The Company incurred certain costs and expenses, including legal and other closing costs, associated with the transactions contemplated by the Contribution Agreement aggregating approximately $0.2 million during the year ended December 31, 2012. These costs were recognized as selling, general and administrative expenses as incurred.

The Company incurred certain costs and expenses, including legal, accounting, printing and other closing costs, directly associated with the Private Placement of approximately $1.5 million. These costs were recognized as a reduction of the net proceeds received and recorded as additional paid-in capital upon completion of the Private Placement in March 2012.

Stock-Based Compensation

The Company records compensation expense over the applicable vesting period for all stock-based compensation based on the grant date fair value of the award. The expense is included in selling, general and administrative expense in our statement of operations or capitalized in connection with rig construction activity (Note 9).

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company records deferred income taxes based upon differences between the financial reporting basis and tax basis of assets and liabilities, and uses enacted tax rates and laws that the Company expects will be in effect when it realizes those assets or settles those liabilities. The Company reviews deferred tax assets for a valuation allowance based upon management’s estimates of whether it is more likely than not that a portion of the deferred tax asset will be fully realized in a future period.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant taxing authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. During the years ended December 31, 2013 and December 31, 2012, the Company did not identify any uncertain tax positions.

The Company’s policy is to include interest and penalties related to the unrecognized tax benefits within the income tax expense (benefit) line item in our statement of operations.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses recognized during the reporting period. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, “Presentation of an unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU 2013-11 states that an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward, if available at the reporting date under the applicable tax law to settle any additional income taxes that would result from the disallowance of a tax position. If the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability. The amendments in ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect ASU 2013-11 to have a material impact on the Company’s financial position or results of operations.

3. Earnings (loss) per Share

Basic earnings (loss) per common share (“EPS”) are computed by dividing income, (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. A reconciliation of the numerators and denominators of the basic and diluted losses per share computations is as follows:

	For the Years Ended December 31,
	2013	2012
	(in thousands, except for per share data)
Net loss (numerator):	$(1,997)	$(4,948)
Loss per share:
Total Basic	$(0.16)	$(0.49)
Total Diluted	$(0.16)	$(0.49)
Shares (denominator):
Weighted-average number of shares outstanding-basic	12,179	10,141
Weighted-average common shares outstanding-diluted	12,179	10,141

The year ended December 31, 2013 per share calculations above exclude 963,196 million options, 147,451 shares of restricted stock and 2.2 million warrants because they were anti-dilutive. The year ended December 31, 2012 per share calculations above exclude 888,228 million options, 132,142 shares of restricted stock and 2.2 million warrants because they were anti-dilutive.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

4. Inventory

Inventory consisted of the following:

	December 31,
	2013	2012
	(in thousands)
Raw materials and purchased components	$1,128	$889

The Company determined that no reserve for obsolescence was needed at December 31, 2013 or December 31, 2012. No inventory obsolescence expense was recognized during the year ended December 31, 2013 and December 31, 2012.

5. Property, Plant and Equipment, Net

Property, plant, and equipment consisted of the following:

	December 31,
	2013	2012
	(in thousands)
Land	$1,344	$1,344
Buildings	1,723	1,516
Drilling rigs and related equipment	132,226	50,863
Machinery, equipment and other	1,595	1,229
Vehicles	374	441
Software	743	187
Construction in progress	954	30,007

	$138,959	$85,587
Less: Accumulated depreciation	(9,471)	(2,111)

	$129,488	$83,476

Repairs and maintenance expense included in operating costs in our statement of operations totaled $3.9 million and $1.2 million for the years ended December 31, 2013 and December 31, 2012, respectively. Depreciation expense was $7.5 million and $2.1 million for the years ended December 31, 2013 and December 31, 2012, respectively.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

6. Intangible Assets

Intangible assets consisted of the following (in thousands except for estimated useful lives):

	December 31, 2013
	Estimated Useful Lives	Gross Amount	Accumulated Amortization	Net Book Value
Rig manufacturing intellectual property	10 years	$27,376	$5,019	$22,357

	December 31, 2012
	Estimated Useful Lives	Gross Amount	Accumulated Amortization	Net Book Value
Drilling contracts	0.5 years	$1,511	$1,511	$—
Rig manufacturing intellectual property	10 years	27,376	2,281	25,095

		$28,887	$3,792	$25,095

Amortization expense was $2.7 million and $3.8 million for the year ended December 31, 2013 and December 31, 2012, respectively.

Amortization expense associated with identified intangibles in each of the next five years and thereafter is expected to be as follows:

(in thousands)
2014	$2,738
2015	2,738
2016	2,738
2017	2,738
2018	2,738
Thereafter	8,667

$22,357

7. Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
	2013	2012
	(in thousands)
Accrued salaries and other compensation	$1,868	$632
Insurance	485	357
Deferred mobilization revenues	684	601
Property, sales and other tax	787	599
Other	343	229

	$4,167	$2,418

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

8. Long-term Debt

On May 10, 2013, the Company entered into a credit agreement (the “Credit Facility”) with a syndicate of financial institutions led by CIT Finance, LLC, that provides for a committed $60.0 million revolving credit facility and an additional uncommitted $20.0 million accordion feature that allows for future increases in the facility. The Credit Facility is secured by substantially all of the Company’s assets. Borrowings by the Company are subject to a borrowing base formula that allows for borrowings of up to 85% of eligible trade accounts receivable not more than 90 days outstanding, plus up to 75% of the appraised forced liquidation value of the Company’s eligible, completed and owned drilling rigs. Beginning on May 10, 2014, the 75% advance rate on the Company’s eligible completed and owned drilling rigs decreases by 1.25% per quarter. The Credit Facility matures on May 10, 2016.

At our election, interest under the Credit Facility will be determined by reference at our option to either (i) the London Interbank Offered Rate (“LIBOR”), plus an amount ranging from 4.0% to 4.5% based upon availability under the Credit Facility or (ii) a “base rate” equal to the higher of the prime rate published by JP Morgan Chase Bank or three-month LIBOR plus 1%, plus in each case, an amount ranging from 3.0% to 3.5% based upon availability under the Credit Facility. The Company also will pay on a quarterly basis an unused line commitment fee ranging from to 0.375% to 0.50% per annum on the unused portion of the committed credit facility. The credit facility is unconditionally guaranteed by the assets and capital stock of all current and future direct and indirect subsidiaries of the Company.

The Credit Facility contains various financial covenants including minimum EBITDA (as defined therein), fixed charge coverage ratio, rig utilization ratio and limitations on maintenance capital expenditures. Additionally, there are restrictive covenants that limit the ability of the Company to, among other things: incur or guarantee additional indebtedness or issue disqualified capital stock; transfer or sell assets; pay dividends or distributions, redeem subordinated indebtedness, make certain types of investments or make other restricted payments; create or incur liens; consummate a merger, consolidation or sale of all or substantially all assets; and engage in business other than a business that is the same or similar to the current business and reasonably related businesses.

The Company’s outstanding borrowings under the Credit Facility totaled $19.8 million at December 31, 2013, at a weighted average interest rate of 5.2%. Remaining availability under the Credit Facility is $40.2 million as of December 31, 2013, and the Company is currently in compliance with all covenants under the Credit Facility.

In February of 2014, the Company significantly increased its borrowing capacity under the Credit Facility (See Note 16).

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

9. Income Taxes

The components of the income tax benefit are as follows:

	Year Ended December 31,
	2013	2012
	(in thousands)
Current:
Federal	$4	$—
State	157	—

	$161	$—

Deferred:
Federal	$(1,506)	$(4,818)
State	(537)	(583)

	$(2,043)	$(5,401)

Income tax benefit	$(1,882)	$(5,401)

The following is a reconciliation of the income tax benefit that was recorded compared to taxes provided at the U.S. statutory rate:

	Year Ended December 31,
	2013	2012
	(in thousands)
Income tax benefit at the statutory federal rate (35%)	$(1,358)	$(3,622)
Warrant	$(362)	$(1,279)
Nondeductible expenses	243	143
Valuation allowance release	—	(60)
State taxes, net of federal benefit	(436)	(574)
Other	31	(9)

Income tax benefit	$(1,882)	$(5,401)

Effective tax rate	48.5%	52.2%

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2013	2012
	(in thousands)
Deferred assets
Bad debts	$33	$123
Stock-based compensation	1,326	900
Accrued vacation	—	69
Deferred mobilization cost	245	236
Net operating losses	31,416	14,217

Total net deferred tax assets	$33,020	$15,545

Deferred liabilities
Prepaids	$(428)	$(241)
Property, plant and equipment	(28,325)	(11,247)
Intangible assets	(8,009)	(9,842)

Total net deferred tax liabilities	$(36,762)	$(21,330)

Net deferred tax liability	$(3,742)	$(5,785)

At December 31, 2013, the Company had a total of $31.4 million of net operating loss carry forwards, which begin to expire in 2032. Our federal tax returns for 2011 and subsequent years remain subject to examination by tax authorities. Although we cannot predict the outcome of ongoing or future tax examinations, we do not anticipate that the ultimate resolution of these examinations will have a material impact on our financial position, results of operations or cash flows.

10. Stock-Based Compensation

In March 2012, the Company adopted the 2012 Omnibus Long-Term Incentive Plan (the “2012 Plan”) providing for common stock-based awards to employees and to nonemployee Directors. The 2012 Plan permits the granting of various types of awards, including stock options and restricted stock awards and up to 1,256,000 shares were authorized for issuance. Restricted stock may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than the market price of the underlying stock on the date of grant. Stock options expire ten years after the grant date. We have the right to satisfy option exercises from treasury shares and from authorized but unissued shares. As of December 31, 2013, approximately 15,700 shares were available for future awards.

A summary of compensation cost recognized for stock-based payment arrangements is as follows:

	Year Ended December 31,
	2013	2012
	(in thousands)
Compensation cost recognized:
Stock options	$1,077	$1,549
Restricted stock	1,092	688

Total stock-based compensation	$2,169	$2,237

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Approximately $0.4 million and $0.4 million in stock-based compensation was capitalized in connection with rig construction activity during the year ended December 31, 2013 and December 31, 2012, respectively.

Stock Options

Certain options were granted on March 2, 2012 and began vesting on their date of grant, with 25% of such options vesting on the grant date, and 25% of such options vesting on each anniversary thereafter until fully vested on March 2, 2015. A subsequent grant of 15,700 options was made in August 2012, one third of which vest on each anniversary of the grant date over three years. In December 2012, the Company granted an additional 229,613 stock options that vest over five years in three equal tranches commencing on the third year anniversary date and each year thereafter. No options were exercised in the years ended December 31, 2013 or 2012. It is our policy that in the future any shares issued upon option exercise will be issued initially from any available treasury shares or otherwise as newly issued shares.

In February 2013, the Company granted an additional 119,320 stock options that vest over four years. No additional stock options were granted through December 31, 2013.

We use the Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and nonemployee directors. The fair value of the options is amortized to compensation expense on a straight-line basis over the requisite service periods of the stock awards, which are generally the vesting periods. The fair value calculations for options granted are based on the following weighted-average assumptions:

	Year Ended December 31,
	2013	2012
Risk-free interest rate	0.83%	1.05%
Expected volatility	40%	40%
Dividend yield	—	—
Expected term	5.0 years	5.8 years

Risk-Free Interest Rate

The risk-free interest rate is based on U.S. Treasury securities with maturities that are the same as the expected term of the option.

Expected Volatility Rate

As the Company does not have a trading history, the Company was required to estimate the potential volatility of its common stock price. The volatility calculation is based on the average volatility of a representative sample of four companies (the “Sample Companies”) that management believes to be engaged in the land contract drilling business. The Company referred to the average volatility of the Sample Companies because management believes that the average volatility of such companies is a reasonable benchmark to use in estimating the expected volatility of the Company’s common stock.

Expected Dividend Yield

The Company has no plans to pay dividends in the foreseeable future.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Expected Term

The expected term of the options granted represents the period of time that they are expected to be outstanding.

Based on these calculations, the weighted-average fair value per option granted to acquire a share of common stock was $4.08 and $4.66 for options granted during the year ended December 31, 2013 and December 31, 2012, respectively.

The following summary reflects the stock option activity and related information for the year ended December 31, 2013:

	Options	Weighted Average Exercise Price
Outstanding at January 1, 2013	888,228	$12.74
Granted	151,505	12.74
Exercised	—	—
Forfeited/expired	(76,537)	12.74

Outstanding at December 31, 2013	963,196	$12.74

Exercisable at December 31, 2013	342,784	$12.74

A summary of our unvested stock options and the changes during the year ended December 31, 2013 is presented below:

	Outstanding	Weighted Average Grant- Date Fair Value
Unvested as of January 1, 2013	719,453	$4.50
Granted	151,505	4.08
Vested	(174,009)	4.94
Forfeited/expired	(76,537)	3.36

Unvested as of December 31, 2013	620,412	$4.42

The number of options vested at December 31, 2013 was 342,784 with a weighted average remaining contractual life of 8.2 years and a weighted-average exercise price of $12.74 per share.

As of December 31, 2013, the unrecognized compensation cost related to outstanding stock options was $1.8 million. This cost is expected to be recognized over a weighted-average period of 1.1 years. The fair value of options that vested during the year ended December 31, 2013 and December 31, 2012 was $0.9 million and $0.8 million, respectively.

Restricted Stock

Restricted stock awards consist of our common stock and vest ratably over three to four years. We recognize compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards is determined based on the estimated fair market value of our shares on the grant date. As of December 31, 2013, there was $1.7 million of total unrecognized compensation cost related to unvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.1 years.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

A summary of the status of our restricted stock awards and of changes in restricted stock outstanding for the year ended December 31, 2013 is as follows:

	Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at January 1, 2013	132,142	$12.74
Granted	88,706	12.24
Vested	(73,397)	12.65
Forfeited/expired	—	—

Outstanding at December 31, 2013	147,451	$12.48

11. Stockholders’ Equity

As of December 31, 2013, the Company has a total of 12,397,900 shares of common stock, $0.01 par value, issued and outstanding including 147,451 shares of restricted stock and 66,725 shares held as treasury stock. Total authorized common stock is 100,000,000 shares.

Treasury stock consists of shares of our common stock repurchased by the Company that are no longer outstanding, but are held by the Company. Treasury stock is accounted for using the cost method. In December 2012, the Company repurchased 66,725 shares of its common stock into treasury for cash consideration of approximately $0.7 million. The Company has no plans to repurchase additional shares in the coming annual period.

12. Segment and Geographical Information

We report one segment because all of our drilling operations are all located in the United States and have similar economic characteristics. We build rigs and engage in land contract drilling for oil and natural gas in the United States. Corporate management administers all properties as a whole rather than as discrete operating segments. Operational data is tracked by rig; however, financial performance is measured as a single enterprise and not on a rig-by-rig basis. Allocation of capital resources is employed on a project-by-project basis across our entire asset base to maximize profitability without regard to individual areas.

13. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings, equipment and vehicles under noncancelable operating leases. Rent expense relating to operating leases with terms greater than 30 days amounted to $0.2 million and $0.1 million for the years ended December 31, 2013 and December 31, 2012, respectively.

Future minimum lease payments under noncancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2013, were as follows:

(in thousands)
2014	$204
2015	184
2016	62

$450

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Contingencies

The Company’s operations inherently expose the Company to various liabilities and exposures that could result in third party lawsuits, claims and other causes of action. We are party to lawsuits, in the ordinary course of business, the outcome of which is not expected to have, either individually or in the aggregate, a material impact on our financial position, results of operations or cash flows.

14. Concentration of Market and Credit Risk

The Company derives all its revenues from drilling services contracts with companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility in oil and gas prices. The Company has a number of customers that account for 10% or more of our revenues. For 2013, these customers include Apache Corporation (30%), BOPCO, LP (16%), Newfield Exploration Company (11%), W&T Offshore, Inc. (10%) and Anadarko Petroleum Corporation (10%). For 2012, these customers include Eagle Rock Mid-Continent Operating, LLC (30%) and GLB Exploration, Inc. (27%). As of December 31, 2013, Apache Corporation (27%), Laredo Petroleum, Inc. (22%), BOPCO, LP (17%) and Rosetta Resources Operating L.P. (10%) accounted for 10% or more of our accounts receivable. As of December 31, 2012, Eagle Rock Mid-Continent Operating, LLC (35%), GLB Exploration, Inc. (30%) and Sheridan Production Company (11%) accounted for 10% or more of our accounts receivable. The Company competes with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than ICD. The Company’s results of operations, cash flows and financial condition may be affected by these factors. Additionally, these factors could impact the Company’s ability to obtain additional debt and equity capital required to implement the Company’s rig construction and growth strategy, and the cost of that capital.

The Company has concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). The Company monitors the financial health of the bank and has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. As of December 31, 2013, the Company had approximately $2.6 million in cash and cash equivalents in excess of FDIC limits. The Company’s trade receivables are with a variety of E&P and other oilfield service companies. The Company performs ongoing credit evaluations of our customers, and we generally do not require collateral. The Company does occasionally require deposits from customers whose creditworthiness is in question prior to providing services to them.

15. Related Parties and Other Matters

During 2011, the Company entered into the Contribution Agreement with GES and RigAssetCo. Three of the Company’s directors as of December 31, 2013, also were directors of RigAssetCo. In addition, two of those three directors also were directors of the parent company of GES.

During the year ended December 31, 2012, the Company purchased inventory from GES for a total purchase price $0.8 million.

In connection with the Contribution Agreement, the Company also entered into an agreement with GES pursuant to which the Company and GES provided various services on a transitional basis in order to ensure an orderly transition of the operations acquired by the Company from GES in the Contribution Transaction (the “Transition Services Agreement”). These transitional services included (i) the Company providing accounting

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

and information technology support to GES, (ii) the Company completing certain warranty work and other services work relating to contracts not assumed in the Contribution Transaction, (iii) the lease of certain real estate by GES from the Company and (iv) GES providing various services and payroll assistance for the Company. The Company did not provide any of these services to GES during 2013, but for the year ended December 31, 2012, the Company recorded $1.5 million in revenues related to the Transition Services Agreement. All amounts owed to us by GES pursuant to the Transition Services Agreement have been paid as of December 31, 2013.

One of the Company’s directors is also a director of one of our customers. The Company recorded $0.9 million in revenues with this customer for the year ended December 31, 2013 and had outstanding trade receivables totaling $0.9 million as of December 31, 2013. The outstanding trade receivable is included in accounts receivable, net in our accompanying balance sheet. The Company did not transact any business with this customer for the year ended December 31, 2012.

16. Subsequent Events

Credit Facility

On February 21, 2014, the Company amended its Credit Facility in order to increase the aggregate commitments under the Credit Facility from $60.0 million to $125.0 million. The final $15.0 million of commitments under the amended Credit Facility is subject to the Company obtaining additional equity or indebtedness subordinated to the Credit Facility of at least $40.0 million. The Credit Facility, as amended, also provides for an additional uncommitted $25.0 million accordion feature that allows for future increases in the facility. The amended Credit Facility continues to be secured by substantially all of the Company’s assets. Borrowings by the Company continue to be subject to a borrowing base formula that allows for borrowings of up to 85% of eligible trade accounts receivable not more than 90 days outstanding, plus up to 75% of the appraised forced liquidation value of the Company’s eligible, completed and owned drilling rigs less certain assets. Beginning on February 21, 2015, the 75% advance rate on the Company’s eligible completed and owned drilling rigs decreases by 1.25% per quarter. The amended Credit Facility matures on February 21, 2017.

At our election, interest under the Credit Facility will be determined by reference at our option to either (i) LIBOR, plus 4.5% based upon availability under the Credit Facility or (ii) a “base rate” equal to the higher of the prime rate published by JP Morgan Chase Bank or three-month LIBOR plus 1%, plus in each case, 3.5% based upon availability under the Credit Facility. The Company also will pay on a quarterly basis an unused line commitment fee of 0.50% per annum on the unused portion of the committed credit facility. The credit facility is unconditionally guaranteed by the assets and capital stock of all current and future direct and indirect subsidiaries of the Company.

The amended Credit Facility contains various financial covenants including minimum EBITDA, charge coverage ratio, rig utilization ratio and limitations on maintenance capital expenditures. Additionally, there are restrictive covenants that limit the ability of the Company and its subsidiaries to, among other things: incur or guarantee additional indebtedness or issue disqualified capital stock; transfer or sell assets; pay dividends or distributions, redeem subordinated indebtedness, make certain types of investments or make other restricted payments; create or incur liens; consummate a merger, consolidation or sale of all or substantially all assets; and engage in business other than a business that is the same or similar to the current business and reasonably related businesses.

INDEPENDENCE CONTRACT DRILLING, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Damage Sustained to Rig 102

On March 9, 2014, one of the Company’s non-walking drilling rigs suspended drilling operations due to damage to the rig’s mast. The Company believes the cost to repair and replace the mast on this rig is covered by insurance, subject to a $250,000 deductible. During the period that this rig is under repair, the Company intends to upgrade this rig by adding a substructure to this rig that includes a multi-directional walking system.

Stock Split

On July 14, 2014 the Company’s board of directors of approved a resolution to effect a 1.57-for-1 stock split of its common stock in the form of a stock dividend resulting in 12,397,900 shares of common stock outstanding. The earnings per share information and all common stock information have been retroactively restated for all years presented to reflect this stock split. The Board of Directors set the record date for the distribution as of July 21, 2014 and the distribution date for the stock dividend as of July 24, 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GES Drilling Services, A Division of GES Global Energy Services, Inc.

Houston, Texas

We have audited the accompanying combined balance sheet of GES Drilling Services, A Division of GES Global Energy Services, Inc. (the “Company”) as of March 1, 2012, and the related consolidated statements of operations, stockholders’ and members’ equity and cash flows for the period from January 1, 2012 through March 1, 2012. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 1, 2012, and the results of its operations and its cash flows for the period from January 1, 2012 through March 1, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Calvetti Ferguson

Houston, Texas

May 7, 2014

GES Drilling Services, A Division of GES Global Energy Services, Inc.

COMBINED BALANCE SHEET

March 1, 2012

(In thousands, except share amounts)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,305
Accounts receivable, net	1,326
Inventory, net	6,057
Prepaid expenses and other current assets	1,254

Total current assets	14,942
PROPERTY, PLANT AND EQUIPMENT, net	4,591
INTANGIBLE ASSETS, net	3,260
GOODWILL	1,002

TOTAL ASSETS	$23,795

LIABILITIES AND STOCKHOLDERS’ AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$7,107
Billings in excess of related costs and estimated earnings	12,735
Customer deposits	21
Accrued liabilities	2,856
Current portion of long-term debt	150

Total current liabilities	22,869
LONG-TERM DEBT	1,975

Total liabilities	24,844

Commitment and contingencies (Note J)

STOCKHOLDERS’ AND MEMBERS’ EQUITY
Common stock, no par value, 5,000 shares authorized, 1,125 shares issued and outstanding	—
Additional paid-in-capital	5,827
Members’ equity	6,207
Accumulated deficit	(13,083)

Total stockholders’ and members’ equity	(1,049)

TOTAL LIABILITIES, STOCKHOLDERS’ AND MEMBERS’ EQUITY	$23,795

The accompanying notes are an integral part of these combined financial statements.

GES Drilling Services, A Division of GES Global Energy Services, Inc.

COMBINED STATEMENT OF OPERATIONS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

REVENUES	$7,698
OPERATING COSTS	6,973

GROSS PROFIT	725

EXPENSES
Selling, general and administrative	1,383
Depreciation and amortization	92

TOTAL COST AND EXPENSES	1,475

OPERATING LOSS	(750)
Interest expense	(15)
Loss on forgiveness of related party balances	(6,063)

NET LOSS BEFORE INCOME TAXES	(6,828)
INCOME TAX BENEFIT	(2,149)

NET LOSS	$(4,679)

The accompanying notes are an integral part of these combined financial statements.

GES Drilling Services, A Division of GES Global Energy Services, Inc.

COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS’ AND MEMBERS’ EQUITY

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

	Common stock		Additional paid-in capital	Members’ equity	Accumulated deficit	Total stockholders’ and members’ equity
	Shares	Amount
Balance at December 31, 2011	1,125	$—	$5,827	$6,207	$(8,404)	$3,630
Net Loss	—	—	—	—	(4,679)	(4,679)

Balance at March 1, 2012	1,125	$—	$5,827	$6,207	$(13,083)	$(1,049)

The accompanying notes are an integral part of these combined financial statements.

GES Drilling Services, A Division of GES Global Energy Services, Inc.

COMBINED STATEMENT OF CASH FLOWS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,679)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	169
Bad debt provision	343
Deferred taxes	(2,039)
Loss on forgiveness of related party balances	6,063
Changes in assets and liabilities
Accounts receivable	963
Inventory	(1,976)
Prepaid expenses and other current assets	(175)
Accounts payable	1,962
Billings in excess of related costs and estimated earnings	2,011
Customer deposits	2
Accrued liabilities	(328)
Related party payable	(6,064)
Income tax receivable/payable	(109)

Net cash used in operating activities	(3,857)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(18)

Net cash used in investing activities	(18)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of borrowing	(25)

Net cash used in financing activities	(25)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,900)

CASH AND CASH EQUIVALENTS
Beginning of period	10,205

End of period	$6,305

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for taxes, net	$—
Cash paid during the period for interest	$15

The accompanying notes are an integral part of these combined financial statements.

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE A—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

1. Nature of Operations

GES Drilling Services, A Division of GES Global Energy Services, Inc., is comprised of Global Energy Services Operating LLC (“GES LLC”) and Louisiana Electric Rig Services, Inc. (“LERS”), collectively referred to as “GES.” GES LLC is organized as a limited liability company in the state of Delaware and primarily engages in the engineering, design and construction of new land rigs and remanufactured complete land rig packages, and also sells and repairs related drilling equipment. Rigs, equipment and parts are sold primarily to oil, gas and energy-related companies. LERS is organized as a corporation in the state of Louisiana and is primarily engaged in the manufacture, repair, refurbishment, and modification of drilling rig generator controls, SCR systems, and power distribution systems. LERS components and parts are sold primarily to oil, gas and energy-related companies domestically and abroad.

2. Basis of Presentation

These combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant transactions and balances between the entities have been eliminated.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Cash and Cash Equivalents

We consider short term, highly liquid investments that have an original maturity of three months or less to be cash equivalents.

2. Accounts Receivable and Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on past experience and other factors which, in management’s judgment, deserve current recognition in estimating bad debts. Such factors include growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions. The determination of the collectability of amounts due from customer accounts requires GES to make significant judgments. Allowances for doubtful accounts are determined based on a continuous process of assessing GES’s portfolio on an individual customer and on an overall basis. This process consists of a review of historical collection experience, current aging status of the customer accounts, and financial condition of GES’s customers. Based on a review of these factors, GES will establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. At March 1, 2012 the allowance for doubtful accounts is $567.

Below is a rollforward of the allowance for doubtful accounts for the period from January 1, 2012 through March 1, 2012:

Beginning balance	$224
Adjustment to bad debt provision	343
Accounts written off	—

Ending balance	$567

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

3. Revenue and Cost Recognition

GES’s products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not generally include right of return or other similar provisions or other significant post-delivery obligations.

Except for certain long-term construction contract sales described below, GES records revenue from the sale of equipment, components and parts sold to the customers when title and risk of loss has passed to the customer, collectability is reasonably assured, pricing is fixed and the products have been shipped or delivered to customers, as applicable. GES records revenue from services performed when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, pricing is fixed or determinable and collectability is reasonably assured. GES’s policy on field service jobs is to require signoff from the customer regarding amounts billed before revenue is recognized. The agreement by the customer of the preliminary invoice indicates evidence that an arrangement exists. Customer advances or deposits are deferred and recognized as revenue as GES completes its performance obligations or final completion of the product related to the sale. Included in operating costs is $77 of depreciation expense for equipment directly related to manufacturing for the period from January 1, 2012 through March 1, 2012.

Revenue Recognition under Long-term Construction Contracts

GES recognizes revenues on construction of rigs using the percentage-of-completion method, with the estimated earnings generally being accrued on the percentage that costs-to-date bear to total estimated costs. Projected losses, if any, are provided for in their entirety without reference to the percentage of completion. Because of the inherent uncertainties in estimating costs, it is possible that GES’s estimates of costs and revenues may be revised prior to contract completion. Revisions in costs and estimated earnings precipitated by changing conditions and circumstances during the term of the contracts are reflected in the accounting period in which the need for such revisions becomes known.

Contract costs include all direct material, labor costs and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. The current liability “billings in excess of related costs and estimated earnings” represents billings in excess of revenue recognized.

4. Inventory

Inventory is stated at lower of cost or market. Inventory consists primarily of purchased components for use in the manufacturing of drilling rigs. Cost is determined using the first-in, first-out (“FIFO”) method. Appropriate consideration is given to obsolescence, excess quantities and other factors in evaluating net realizable value. GES determines reserves for inventory based on historical usage of inventory, age of inventory on hand, assumptions about future demand and market conditions, and estimates about potential alternative uses.

5. Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements are charged to operations as incurred. Cost and accumulated depreciation and amortization are removed from the accounts when assets are sold or retired, and the resulting gains or losses are included in operations.

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Depreciation of property, plant and equipment is provided using the straight-line method applied to the expected useful lives of the assets as follows:

Estimated useful life
Buildings	20 - 39 years
Machinery and equipment	3 - 15 years
Office furniture, fixtures and fittings	3 - 7 years
Vehicles	2 - 5 years
Software	5 years

6. Intangible Assets, including Goodwill

Identified intangible assets with determinable lives consist primarily of trade names and customer relationships acquired in the LERS acquisition. Identified intangibles are being amortized on a straight-line basis over their estimated useful lives of 10 years. The identifiable intangibles are evaluated for impairment if events occur or circumstances change that would more likely than not reduce the fair value of the intangibles below its carrying amount. GES evaluated the identifiable intangibles due to broad economic indicators and no impairment was recorded.

GES evaluates the carrying value of goodwill on an annual basis and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, GES compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. No impairment loss was recognized for the period from January 1, 2012 through March 1, 2012.

7. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the amounts reported in the combined financial statements and related disclosures. Actual results could differ from those estimates.

8. Income Taxes

GES uses the liability method of accounting for income taxes. Under this method, it records deferred income taxes based on temporary differences between the financial reporting and tax basis of assets and liabilities and uses enacted tax rates and laws that GES expects will be in effect when it recovers those

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

assets or settles those liabilities, as the case may be, to measure those taxes. GES reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized.

GES recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. During the period ended March 1, 2012, GES did not identify any uncertain tax positions requiring recognition.

GES’s policy is to include interest and penalties related to the unrecognized tax benefits within the income tax expense (benefit) line item in the combined financial statements.

9. Financial Instruments

GES’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, billings in excess of related costs and estimated earnings, and debt. The carrying values of cash and cash equivalents, accounts, accounts payable, billings in excess of related costs and estimated earnings, and debt approximate fair value as these items are short term in nature. GES has no financial instruments that are required to be measured at fair value on a recurring basis.

10. Advertising Costs

GES expenses advertising costs as incurred. For the period from January 1, 2012 through March 1, 2012 advertising expense is $1.

11. Warranty Expense

GES offers a limited warranty on certain products and provides for estimated warranty costs at the time of sale. Generally, the warranty period is one year from the date of delivery. This warranty reserve is reviewed annually and is based on historical warranty claims. The warranty reserve at March 1, 2012 is $143.

12. Recent Accounting Pronouncements Issued

In September 2011, the FASB issued new guidance relative to the test for goodwill impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. GES is in the process of evaluating the impact of the new guidance.

In December 2010, the FASB issued new guidance relative to the test for goodwill impairment. The new guidance pertains to entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. If it is more likely

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

than not that goodwill impairment exists, the entity is required to perform Step 2 of the goodwill impairment test. This requires consideration of any adverse qualitative factors indicating that impairment may exist. The new guidance is effective for nonpublic entities for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted. GES has considered this guidance in its assessment of reported goodwill and other intangible assets.

Other recent accounting pronouncements issued by the FASB or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of GES.

NOTE C—INVENTORY, NET

At March 1, 2012 inventory consisted of the following:

Raw materials and purchased components	$4,986
Work-in process	1,071

$6,057

GES has a reserve for obsolescence of $6,517 at March 1, 2012.

NOTE D—PERCENTAGE OF COMPLETION CONTRACTS

Information with respect to contracts in progress at March 1, 2012 is summarized as follows:

Costs to date	$18,825
Estimated earnings to date	2,158
Less: Billings to date	(33,718)

$(12,735)

The net amount is included in the accompanying balance sheet under billings in excess of related costs and estimated earnings.

NOTE E—PROPERTY, PLANT AND EQUIPMENT, NET

At March 1, 2012 property, plant, and equipment consisted of the following:

Land	$1,034
Buildings and improvements	3,351
Machinery, equipment and other	1,603
Office, furniture and fittings	313
Vehicles	38

6,339
Less: Accumulated depreciation	(1,748)

$4,591

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE E—PROPERTY, PLANT AND EQUIPMENT, NET—Continued

Depreciation expense for the period from January 1, 2012 through March 1, 2012 is $88 which includes amounts recorded to cost of goods sold.

NOTE F—INTANGIBLE ASSETS

At March 1, 2012 intangible assets consisted of the following:

	Historical cost	Accumulated amortization
Trade names	$780	$253
Customer relationships	4,050	1,317

	$4,830	$1,570

The weighted average remaining life of all intangible assets is 6.75 years. Amortization expense is $81 for the period from January 1, 2012 through March 1, 2012.

Amortization expense of identified intangibles in each of the next five years, for the twelve month periods ended March 1, and thereafter is expected to be as follows:

2013	483
2014	483
2015	483
2016	483
2017	483
Thereafter	845

$3,260

NOTE G—INCOME TAXES

Income tax benefit for the period ended March 1, 2012 is as follows:

Deferred
Federal	$—
State	(2,149)

Income tax benefit	$(2,149)

The following is a reconciliation of the actual taxes to the statutory U.S. taxes for the period ended March 1, 2012 is as follows:

Income tax benefit at the statutory federal rate (34%)	$(2,323)
Increase (decrease) resulting from:
Accumulated effect of deferred expenses	(109)
Change in valuation allowance	283

Income tax benefit	$(2,149)

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE G—INCOME TAXES—Continued

Deferred incomes taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of GES’s deferred tax assets and liabilities at March 1, 2012 are as follows:

Deferred assets:
Bad debts	$193
Obsolete inventory reserve	2,067
Warranty reserve	49
Accrued liabilities	166
Tax losses	5,864

Total net deferred tax assets	$8,339

Deferred liabilities:
Property, plant and equipment	$(693)
Amortizable asset basis differences	(1,108)
Cumulative effect of prior periods differences	(714)

Total net deferred tax liabilities	$(2,515)

Net deferred tax asset	$5,824
Valuation allowance	(5,824)

Total deferred taxes	$—

At March 1, 2012, GES had a total of $17,248 of net operating loss carryforwards that will begin to expire in 2031. The net increase in net operating loss carryforwards is $7,476 for the period ended March 1, 2012. Should there be a change in ownership, the use of the net operating losses may be limited.

NOTE H—ACCRUED LIABILITIES

Accrued liabilities which are due within one year as of March 1, 2012 consist of the following:

Accrued salaries and other compensation	$571
Accrued warranty reserve	143
Property and sales tax	93
Received not invoiced inventory	2,049

$2,856

NOTE I—DEBT

Current portion of debt as of March 1, 2012 consists of the following:

Term loan—IBERIABANK	$150

$150

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE I—DEBT—Continued

Long-term debt as of March 1, 2012 consists of the following:

Term loan—IBERIABANK	$1,975

$1,975

Scheduled maturities for each of the five years subsequent to March 1, 2012 are as follows:

2013	$150
2014	150
2015	150
2016	150
2017	1,525

$2,125

1. Bank Financing

On May 9, 2011, GES entered into a financing arrangement with IBERIABANK that provides a term loan of $2,250. The term loan calls for monthly payments of principal of $12.5 plus accrued and unpaid interest due and payable monthly in arrears on the first day of each month commencing June 1, 2011 and continuing until the term loan maturity date of May 9, 2016. The term loan shall accrue interest at an annual rate equal to the sum of LIBOR plus 4.0%. The interest rate is 4.24% at March 1, 2012. The loan is collateralized by the assets of GES.

In March 2012, certain fixed assets, intellectual property and personnel of GES were sold to a newly formed company, at which point the debt was repaid. See Note M.

NOTE J — COMMITMENTS AND CONTINGENCIES

1. Lease Commitments

GES leases certain buildings, equipment and vehicles under non-cancelable operating leases. Total rent expense related to these leases included in the accompanying combined statement of operations for the period from January 1, 2012 through March 1, 2012 is $98.

Minimum future lease payments under non-cancelable operating lease agreements for the twelve month periods ended March 1 are as follows:

2013	$65
2014	19

$84

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE J — COMMITMENTS AND CONTINGENCIES—Continued

2. Contingencies

GES is a defendant or otherwise involved in a number of legal proceedings in the ordinary course of their business. While we insure against the risk of these proceedings to the extent deemed prudent by our management, we can offer no assurance that the type or value of this insurance will meet the liabilities that may arise from any pending or future legal proceedings related to our business activities. While we cannot predict the outcome of any legal proceedings with certainty, in the opinion of management, our ultimate liability with respect to any of these pending lawsuits, is not expected to have a significant or material adverse effect on our combined financial position, results of operations, or cash flows.

NOTE K—CONCENTRATION OF CREDIT RISK

GES primarily engages in the design and manufacture of land drilling rigs. GES’s products are sold primarily to oil, gas and energy related companies domestically and abroad. GES’s operations are largely dependent on the economic health of and level of business activity within the oil and gas industry. GES believes that changes in any of the following areas could have a material adverse effect on its future financial position or results of operations: changes in crude oil and natural gas prices, government legislation, regulatory and economic conditions, global political and military events, and fuel and environmental conservation.

As of March 1, 2012, accounts receivable from four customers account for 59% of the accounts receivable balance.

GES has concentrated credit risk for cash by maintaining deposits in a bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). GES monitors the financial health of the bank and has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE L—RELATED PARTIES

During 2012, GES did business with entities under common ownership, and related party payables, receivables and debt was forgiven. The net amount of the debt forgiveness was $6,063 for March 1, 2012.

Lime Rock Partners III, L.P., an affiliated fund of Lime Rock Partners V, L.P., owns a majority stake in GES Global Energy Services, Inc. Global Energy Services, Inc. is a wholly owned subsidiary of IDM Group, Ltd. As of March 1, 2012, GES Global Energy Services, Inc. has four direct wholly owned subsidiaries, GES LLC, LERS, Southwest Oilfield Products, Inc. and SWOP Acquisition, LLC.

Lime Rock Partners III, L.P. owns a minority stake in Independence Contract Drilling, LLC (“RigAssetCo”). For the period ended March 1, 2012, GES had $5,756 of revenue from RigAssetCo.

At March 1, 2012 Lime Rock Partners V, L.P. held shares of common stock of Archer Limited. As of March 1, 2012, GES had receivables from Archer Limited of $278, and for the period ended March 1, 2012, GES had $175 of revenue from Archer Limited.

GES Drilling Services, A Division of GES Global Energy Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period From January 1, 2012 Through March 1, 2012

(In thousands, except share amounts)

NOTE M—SUBSEQUENT EVENTS

On March 2, 2012, certain fixed assets, intellectual property and personnel of GES were sold to a newly formed company, Independence Contract Drilling, Inc. (“ICD”), for $20 million of common stock of ICD, warrants to purchase 1.4 million shares of common stock of ICD and the assumption of approximately $2.2 million of long-term indebtedness.

GES evaluated all events and transactions that occurred after March 1, 2012 through the date of the transaction identified above. After the transaction GES ceased operations.

*******

Annex A

GLOSSARY

Glossary of Company Names

4D	4D Global Energy Advisors SAS

GES	Global Energy Services Operating, LLC

GES Holdings	IDM Group, Ltd.

Lime Rock	Lime Rock Partners III, L.P.

RigAssetCo	Independence Contract Drilling LLC

Sprott	Sprott Resource Partnership

Glossary of Oil and Gas Terms

AC programmable rig	An AC electric rig with programmable controls.

basin	A large depression on the earth’s surface in which sediments accumulate and may be a source of oil and gas.

bbl	One stock tank barrel, or 420.5. gallons liquid volume.

blowout	An uncontrolled flow of reservoir fluids into the wellbore, and in extreme cases to the surface.

BOP	Blowout preventer; a large valve at the top of a well that may be closed to prevent a loss of pressure.

completion	The process of treating a drilled well followed by the installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, abandonment.

cratering	Caving in of a well that has already been drilled.

dayrate	The daily fee paid to the drilling contractor, which includes the cost of renting the drilling rig.

daywork contract	A contract under which the drilling contractor is paid a certain price or rate for work performed as requested by the operator over a 24-hour period, with the price determined by the location, depth and complexity of the well to be drilled, operating conditions, the duration of the contract and the competitive forces of the market.

E&P	Exploration and production.

GHG	Greenhouse gases.

horizontal drilling	A subset of the more general term “directional drilling,” used where the departure of the wellbore from vertical exceeds about 80 degrees.

hp	Horsepower.

hydraulic fracturing	A stimulation treatment routinely performed on oil and gas wells in low-permeability reservoirs.

mcf	One thousand cubic feet.

pad	Location where well operators perform drilling operations on multiple wells from a single drilling site.

A-1

reservoir	A subsurface body of rock having sufficient permeability to store and transmit fluids.

rig down	To take apart equipment for storage and portability of the rig.

rig up	To prepare and assemble the drilling rig for drilling; and to install tools and machinery before drilling is started.

stimulation	A treatment performed to restore or enhance the productivity of a well.

tight	Describing a relatively impermeable reservoir rock from which hydrocarbon production is difficult.

top drive	A device that turns the drillstring while suspended from the derrick above the rig floor.

TRIR	Total Recordable Incidence Rate

unconventional resource	A term for oil and natural gas that is produced from lower permeability reservoirs by unconventional means, such as horizontal drilling and multistage fracturing.

utilization	Rig utilization percentage is calculated as the total number of days our drilling rigs are operating under a contract during the applicable period divided by the total number of days our drilling rigs are available in the applicable period.

walking rig	A land drilling rig that is capable of lifting legs through hydraulic lifts and moving to a nearby location without having to rig down and disassembling the rig. A “multi-directional” or “omni-directional” walking rig has the ability to walk on either the X or Y axis. A “walking” rig is technologically superior to a “skidding” rig, which requires disconnecting the rig and engaging hydraulic cylinders to push the rig across steel skid beams.

wellbore	The hole drilled by the bit that is equipped for oil or natural gas production on a completed well. Also called well or borehole.

A-2

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the New York Stock Exchange (the “NYSE”) listing fee, the amounts set forth below are estimates.

SEC registration fee	$23,700
FINRA filing fee	26,375
NYSE listing fee	$125,000
Accounting fees and expenses	$715,000
Legal fees and expenses	$750,000
Printing and engraving expenses	$400,000
Transfer agent and registrar fees	$5,000
Miscellaneous	$5,000

Total	$2,048,593

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

We have also entered into indemnification agreements with all of our directors and some of our executive officers. These indemnification agreements are intended to permit indemnification to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. It is possible that the applicable law could change the degree to which indemnification is expressly permitted.

The indemnification agreements cover expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements generally cover claims relating to the fact that the indemnified party is or was an officer, director, employee or agent of us or any of our affiliates, or is or was serving at our request in such a position for another entity. The indemnification agreements also obligate us to promptly advance all reasonable expenses incurred in connection with any claim. The indemnitee is, in turn, obligated to reimburse us for all amounts so advanced if it is later determined that the indemnitee is not entitled to indemnification. The indemnification provided under the indemnification agreements is not exclusive of any other indemnity rights; however, double payment to the indemnitee is prohibited.

We are not obligated to indemnify the indemnitee with respect to claims brought by the indemnitee against us, except for:

•	claims regarding the indemnitee’s rights under the indemnification agreement;

•	claims to enforce a right to indemnification under any statute or law; and

•	counter-claims against us in a proceeding brought by us against the indemnitee or any other person, except for claims approved by our board of directors.

We have also agreed to obtain and maintain director and officer liability insurance for the benefit of each of the above indemnitees. These policies will include coverage for losses for wrongful acts and omissions and to ensure our performance under the indemnification agreements. Each of the indemnitees will be named as an insured under such policies and provided with the same rights and benefits as are accorded to the most favorably insured of our directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

In exchange for all of the rig manufacturing and related field service assets and intellectual property of GES, in March 2012, we issued 1,000,000 shares (1,570,000 shares after giving effect to a 1.57-for-1 stock split) of our common stock and a warrant to purchase 1,400,000 shares (2,198,000 shares after giving effect to a 1.57-for-1 stock split) of our common stock to GES, an accredited investor, pursuant to Rule 4(a)(2) of the Securities Act.

Contemporaneously with the contribution of assets from GES, in March 2012, we issued 1,500,000 shares (2,355,000 shares after giving effect to a 1.57-for-1 stock split) of our common stock to RigAssetCo, an accredited investor, pursuant to Rule 4(a)(2) of the Securities Act in exchange for cash balances and two drilling contracts.

In March 2012, we issued 5,263,900 shares (8,264,323 shares after giving effect to a 1.57-for-1 stock split) of our common stock in a private placement pursuant to Rule 4(a)(2) of the Securities Act, providing net proceeds to us of approximately $98.4 million. Pursuant to a Purchase/Placement Agreement, FBR Capital Markets & Co. acted as initial purchaser and placement agent to certain qualified institutional buyers and other accredited investors. We used the net proceeds from our private placement in March 2012 to continue the manufacturing our ShaleDriller™ rig fleet, expansion of our manufacturing and operating capacity, working capital and for general corporate purposes. We also used the net proceeds to repay the $2.1 million of long-term indebtedness we assumed in connection with the GES Transaction.

From March 2, 2012 through February 1, 2013, we granted to our employees options to purchase an aggregate of 613,500 shares (963,196 shares after giving effect to a 1.57-for-1 stock split) of common stock under our 2012 Omnibus Incentive Plan pursuant to Rule 701 under the Securities Act at an exercise price of $20.00 per share ($12.74 per share after giving effect to a 1.57-for-1 stock split).

From March 2, 2012 through April 1, 2013, we granted our employees and directors 176,500 restricted shares (277,105 restricted shares after giving effect to a 1.57-for-1 stock split) of our common stock under our 2012 Omnibus Incentive Plan pursuant to Rule 701 under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit number	Description
1.1**	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of Independence Contract Drilling, Inc.

3.2**	Form of Amended and Restated Certificate of Incorporation of Independence Contract Drilling, Inc.

3.3**	Amended and Restated Bylaws of Independence Contract Drilling, Inc.

4.1**	Form of Common Stock Certificate

4.2**	Warrant to Purchase Common Stock of Independence Contract Drilling, Inc., dated March 2, 2012

5.1**	Opinion of Andrews Kurth LLP as to the legality of the securities being registered

10.1**	Asset Contribution and Share Subscription Agreement by and among Global Energy Services Operating, LLC, Independence Contract Drilling LLC and Independence Contract Drilling, Inc., dated November 23, 2011

10.2**	Amendment No. 1 to Asset Contribution and Share Subscription Agreement by and among Global Energy Services Operating, LLC, Independence Contract Drilling LLC and Independence Contract Drilling, Inc., dated December 15, 2011

10.3**	Amendment No. 2 to Asset Contribution and Share Subscription Agreement by and among Global Energy Services Operating, LLC, Independence Contract Drilling LLC and Independence Contract Drilling, Inc., dated March 1, 2012

Exhibit number	Description

10.4**	Registration Rights Agreement by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC, 4D Global Energy Investments plc and Global Energy Services Operating, LLC, dated March 2, 2012

10.5**	Letter agreement by and among Independence Contract Drilling, Inc., Independence Contract Drilling LLC, Global Energy Services Operating, LLC, 4D Global Energy Investments plc and Sprott Resource Partnership, dated March 1, 2012

10.6**	Transition Services Agreement by and between Independence Contract Drilling, Inc. and Global Energy Services Operating, LLC effective as of March 2, 2012

10.7**	Credit Agreement, dated effective as of May 10, 2013, by and among Independence Contract Drilling, Inc., the Lenders party thereto and CIT Finance LLC, as Administrative Agent, Collateral Agent, and Swingline Lender

10.8**	First Amendment to Credit Agreement, dated effective as of February 21, 2014, by and among Independence Contract Drilling, Inc., the Lenders party thereto and CIT Finance LLC, as Administrative Agent and Collateral Agent, as Issuing Bank and as Swingline Lender

10.9**	Second Amendment to Credit Agreement, dated effective as of May 12, 2014, by and among Independence Contract Drilling, Inc., the Required Lenders party thereto and CIT Finance LLC, as Administrative Agent and Collateral Agent, as Issuing Bank and as Swingline Lender

10.10#**	Amended and Restated Executive Employment Agreement between Independence Contract Drilling, Inc. and Byron Dunn effective as of February 29, 2012

10.11#**	Amended and Restated Executive Employment Agreement between Independence Contract Drilling, Inc. and Philip A. Choyce effective as of February 29, 2012

10.12#**	Executive Employment Agreement between Independence Contract Drilling, Inc. and Ed Jacob effective as of February 1, 2013

10.13#**	Amended and Restated Executive Employment Agreement between Independence Contract Drilling, Inc. and Dave Brown effective as of March 2, 2012

10.14#**	Amended and Restated Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan, as amended , 2014

10.15#**	Form of Restricted Stock Award Agreement pursuant to the Amended and Restated Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan

10.16#**	Form of Nonqualified Stock Option Award Agreement pursuant to the Amended and Restated Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan

10.17#**	Form of Restricted Stock Award Agreement pursuant to the Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan

10.18#**	Form of Nonqualified Stock Option Award Agreement pursuant to the Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan

10.19#**	Form of Performance Unit Award Agreement Total Shareholder Return

10.20#**	Form of Performance Unit Award Agreement Cumulative EBITDA

10.21#**	Form of Change of Control Agreement

Exhibit number	Description

10.22**	Acknowledgement and Registration Rights Agreement as entered into as of July 17, 2014 by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC and Global Energy Services Operating, LLC

10.23#**	Form of Indemnification Agreement

10.24#**	Form of Amended and Restated Executive Employment Agreement for named executive officers

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Calvetti Ferguson

23.3**	Consent of Andrews Kurth LLP (included as part of Exhibit 5.1 hereto)

24.1**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan, contract or agreement.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 31, 2014.

INDEPENDENCE CONTRACT DRILLING, INC.

By:	/s/ Byron A. Dunn
Byron A. Dunn
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Thomas R. Bates, Jr.	Chairman of the Board	July 31, 2014

/s/ Byron A. Dunn Byron A. Dunn	Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2014

/s/ Philip A. Choyce Philip A. Choyce	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	July 31, 2014

* Michael J. Harwell	Vice President and Chief Accounting Officer (Principal Accounting Officer)	July 31, 2014

* Edward S. Jacob, III	President, Chief Operating Officer and Director	July 31, 2014

* Arthur Einav	Director	July 31, 2014

* Matthew D. Fitzgerald	Director	July 31, 2014

Signature	Title	Date

* Daniel F. McNease	Director	July 31, 2014

* Tighe Noonan	Director	July 31, 2014

*By:	/s/ Philip A. Choyce
Philip A. Choyce
(Attorney-in-Fact)

INDEX TO EXHIBITS

Exhibit number	Description

1.1**	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of Independence Contract Drilling, Inc. to be effective following this offering

3.2**	Form of Amended and Restated Certificate of Incorporation of Independence Contract Drilling, Inc.

3.3**	Amended and Restated Bylaws of Independence Contract Drilling, Inc.

4.1**	Form of Common Stock Certificate

4.2**	Warrant to Purchase Common Stock of Independence Contract Drilling, Inc., dated March 2, 2012

5.1**	Opinion of Andrews Kurth LLP as to the legality of the securities being registered

10.1**	Asset Contribution and Share Subscription Agreement by and among Global Energy Services Operating, LLC, Independence Contract Drilling LLC and Independence Contract Drilling, Inc., dated November 23, 2011

10.2**	Amendment No. 1 to Asset Contribution and Share Subscription Agreement by and among Global Energy Services Operating, LLC, Independence Contract Drilling LLC and Independence Contract Drilling, Inc., dated December 15, 2011

10.3**	Amendment No. 2 to Asset Contribution and Share Subscription Agreement by and among Global Energy Services Operating, LLC, Independence Contract Drilling LLC and Independence Contract Drilling, Inc., dated March 1, 2012

10.4**	Registration Rights Agreement by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC, 4D Global Energy Investments plc and Global Energy Services Operating, LLC, dated March 2, 2012

10.5**	Letter agreement by and among Independence Contract Drilling, Inc., Independence Contract Drilling LLC, Global Energy Services Operating, LLC, 4D Global Energy Investments plc and Sprott Resource Partnership, dated March 1, 2012

10.6**	Transition Services Agreement by and between Independence Contract Drilling, Inc. and Global Energy Services Operating, LLC effective as of March 2, 2012

10.7**	Credit Agreement, dated effective as of May 10, 2013, by and among Independence Contract Drilling, Inc., the Lenders party thereto and CIT Finance LLC, as Administrative Agent, Collateral Agent, and Swingline Lender

10.8**	First Amendment to Credit Agreement, dated effective as of February 21, 2014, by and among Independence Contract Drilling, Inc., the Lenders party thereto and CIT Finance LLC, as Administrative Agent and Collateral Agent, as Issuing Bank and as Swingline Lender

10.9**	Second Amendment to Credit Agreement, dated effective as of May 12, 2014, by and among Independence Contract Drilling, Inc., the Required Lenders party thereto and CIT Finance LLC, as Administrative Agent and Collateral Agent, as Issuing Bank and as Swingline Lender

10.10#**	Amended and Restated Executive Employment Agreement between Independence Contract Drilling, Inc. and Byron Dunn effective as of February 29, 2012

10.11#**	Amended and Restated Executive Employment Agreement between Independence Contract Drilling, Inc. and Philip A. Choyce effective as of February 29, 2012

10.12#**	Executive Employment Agreement between Independence Contract Drilling, Inc. and Ed Jacob effective as of February 1, 2013

10.13#**	Amended and Restated Executive Employment Agreement between Independence Contract Drilling, Inc. and Dave Brown effective as of March 2, 2012

Exhibit number	Description

10.14#**	Amended and Restated Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan, as amended , 2014

10.15#**	Form of Restricted Stock Award Agreement pursuant to the Amended and Restated Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan

10.16#**	Form of Nonqualified Stock Option Award Agreement pursuant to the Amended and Restated Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan

10.17#**	Form of Restricted Stock Award Agreement pursuant to the Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan

10.18#**	Form of Nonqualified Stock Option Award Agreement pursuant to the Independence Contract Drilling, Inc. 2012 Omnibus Incentive Plan

10.19#**	Form of Performance Unit Award Agreement Total Shareholder Return

10.20#**	Form of Performance Unit Award Agreement Cumulative EBITDA

10.21#**	Form of Change of Control Agreement

10.22**	Acknowledgement and Registration Rights Agreement, entered into as of July 17, 2014, by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC, and Global Energy Services Operating, LLC

10.23#**	Form of Indemnification Agreement

10.24#**	Form of Amended and Restated Executive Employment Agreement for named executive officers

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Calvetti Ferguson

23.3**	Consent of Andrews Kurth LLP (included as part of Exhibit 5.1 hereto)

24.1**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan, contract or agreement.